Exhibit 2.1

SHARE AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SONOCO PRODUCTS COMPANY

and

TOPPAN HOLDINGS INC.

DATED AS OF DECEMBER 18, 2024

TABLE OF CONTENTS

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EXHIBITS; SCHEDULES

Exhibit A	Accounting Methodology
Exhibit B	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C	Current Assets and Current Liabilities
Exhibit D-1	Form of Patent Assignment Agreement
Exhibit D-2	Form of Trademark Assignment Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Estimated Closing Statement
Exhibit G	Form of Post-Closing Statement
Exhibit H	Closing Structure

Disclosure Schedule

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SHARE AND ASSET PURCHASE AGREEMENT

This SHARE AND ASSET PURCHASE AGREEMENT, dated as of December 18, 2024 (this “Agreement”), is entered into by and between Sonoco Products Company, a South Carolina corporation (“Parent”), and TOPPAN Holdings Inc., a Japanese corporation (“Buyer”).

RECITALS

WHEREAS, in addition to its other businesses, Parent is engaged through certain of its Subsidiaries (as defined below) in the Business (as defined below);

WHEREAS, as of the date hereof, Parent is, directly or indirectly through certain wholly owned Subsidiaries of Parent, the record and beneficial owner of the Equity Securities of the Transferred Companies (as defined below) as set forth on Section 3.02 of the Disclosure Schedule (as defined below) (such Equity Securities, the “Shares”);

WHEREAS, the Subsidiary Transferors (as defined below) own, or will own immediately prior to the Closing, directly or indirectly, the Transferred Assets (as defined below);

WHEREAS, the Parties desire that (a) Parent will, or will cause its applicable Subsidiaries to, sell, transfer, assign, convey and deliver the Shares and the Transferred Assets, and transfer and assign the Assumed Liabilities (as defined below), to Buyer (or one or more of its designated Affiliates) and (b) Buyer (or one or more of its designated Affiliates) will purchase and acquire the Shares and the Transferred Assets, and accept and assume the Assumed Liabilities, from Parent or its applicable Subsidiaries, in each case on the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, Buyer and Parent (or certain of their respective Affiliates) will execute and deliver, among other documents and instruments, the TSA, the Bill of Sale and Assignment and Assumption Agreement, the Local Transfer Documents and the IP Assignments.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I
DEFINITIONS

Section 1.01           Certain Definitions. For purposes of this Agreement:

“Accounting Rules” means (a) the accounting policies, principles, practices and procedures set forth on Exhibit A (the “Accounting Methodology”), (b) to the extent not inconsistent with the Accounting Methodology, the accounting policies, principles, practices and procedures actually utilized in the preparation of the Latest Balance Sheet and (c) to the extent not inconsistent with clauses (a) and (b), GAAP. For the avoidance of doubt, clause (a) shall take precedence over clauses (b) and (c) and clause (b) shall take precedence over clause (c).

“Accrued Income Taxes” means, without duplication, an amount (determined on a jurisdiction-by-jurisdiction basis with the amount for each jurisdiction not being less than zero ($0) except to the extent any amount described in clause (d) of this definition causes such amount to be less than zero ($0)) equal to the aggregate amount of any Liability for accrued and unpaid Income Taxes of the Business Companies as of the Closing Date, in each case, computed solely for taxable periods for which the applicable Taxes are not yet due as of the Closing Date (taking into account any applicable extensions); provided that for purposes of calculating such Accrued Income Taxes, any Liability shall (a) be calculated in accordance with past practice (including reporting positions, elections and accounting methods) and including only jurisdictions where the Business Companies file Tax Returns, (b) take into account all deductions of the Business Companies attributable to the transactions contemplated hereby (including any Transaction Tax Deductions) in accordance with applicable Law (including by applying the 70% safe harbor election under Revenue Procedure 2011-29 to any “success based fees,” where applicable), (c) exclude all Consolidated Income Taxes and Income Taxes attributable to any transaction engaged in by any Business Company in connection with the Closing at the sole direction of Buyer or any of its Affiliates (including any transaction engaged in by any Business Company in connection with any financing of any obligations of Buyer, the Transferred Companies or any of their Subsidiaries to make a payment under this Agreement), (d) be reduced by any overpayments of Income Taxes (and any applicable prepayments or estimated payments of Income Taxes) of the Business Companies for any Pre-Closing Tax Period, (e) include only Income Taxes for which a Business Company itself is considered the entity that is primarily responsible for the payment of the Tax under applicable Law, (f) exclude all deferred Tax assets and liabilities, (g) exclude any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Income Taxes or with respect to uncertain Tax positions, (h) in the case of Income Taxes of any Business Company that are payable with respect to a Straddle Period, be determined in accordance with Section 5.07(g), (i) take into account any Taxes imposed under Section 951 and 951A of the Code as if the taxable period of each applicable entity ends on the Closing Date and (j) include any Income Taxes of the Business Companies with respect to the transactions undertaken to implement the Closing Structure (including any changes to the Closing Structure under Section 5.07(h)).

“Action” means any action, charge, claim, litigation, suit, arbitration, mediation, hearing, or other proceeding, in each case before or by any Governmental Entity, whether civil, criminal, administrative or otherwise, at Law or in equity.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For the avoidance of doubt, from and after the Closing, (a) no Business Company shall be considered an Affiliate of any Parent Entity and (b) no Parent Entity shall be considered an Affiliate of any Business Company.

“Antitrust Laws” means (a) the HSR Act, the Federal Trade Commission Act of 1914, the Sherman Act of 1890, the Clayton Act of 1914, any applicable foreign antitrust Law and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and (b) any United States federal or state or foreign Laws governing foreign direct (or indirect) investment.

“Assumed Tax Liabilities” means all liabilities for Taxes arising out of, in respect of or relating to the ownership, possession, use, operation or transfer of the Transferred Assets or any aspect of the Business for all Post-Closing Tax Periods and any other Taxes allocated to Buyer or its Affiliates pursuant to this Agreement.

“Bill of Sale and Assignment and Assumption Agreement” means a Bill of Sale and Assignment and Assumption Agreement, substantially in the form of Exhibit B, to be entered into between Parent (or one or more of its designated Subsidiaries) and Buyer (or one or more of its designated Affiliates) and to become effective upon the Closing.

“Business” means the business, operations and activities of Parent and its applicable Subsidiaries (a) selling (i) thermoformed packaging, including thermoformed trays, thermoformed food containers, clamshells, portion control cups, egg cartons and blister packaging and (ii) flexible packaging, including flexible packaging primarily related to printed film and printed and unprinted laminations converted and sold as roll stock or in pre-made form (the business described in clause (a), the “TFP Business”) and (b) providing fully integrated and individually tailored creative and adaptive design, digital imagery, graphics production and pre-media services and software/technology solutions for fast-moving consumer goods packaging and brand assets across physical and digital media (the business described in clause (b), the “Trident Business”), in each case, as such businesses, operations and activities have been conducted at any time prior to the Closing by Parent and its Subsidiaries (or any of their respective predecessors), in any case except as set forth on Section 1.01(a) of the Disclosure Schedule.

“Business Companies” means the Transferred Companies and their Subsidiaries.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York, or a day on which the Bank of Japan’s offices in Japan are closed.

“Business Employee” means, as of the applicable time, (a) each employee of Parent or any of its Affiliates (excluding any Business Company) who is primarily assigned to the Business and each employee hired or transferred into the Business between the date hereof and the Closing to replace a departing employee who was regularly scheduled to spend a majority of his or her working time in support of the Business and (b) each employee of any Business Company, in each case other than the individuals set forth on Section 1.01(b) of the Disclosure Schedule.

“Business Guarantees” means any guarantees, indemnity, contribution, credit support, letters of credit, letters of comfort, commitment, surety or other bonds, cash deposits or similar arrangements issued by or on behalf of Parent or any of its Affiliates (other than any Business Company) in order to support or facilitate, or otherwise relating to the Business or any Business Company, in each case whether arising from Contract, Permit, operation of Law or otherwise.

“Business Intellectual Property” means the Company-Owned Intellectual Property together with the Intellectual Property Assets.

“Business IT and Data” means (a) all data of the Business Companies and Transferred Business Data and (b) all Transferred IT Assets.

“Business Material Adverse Effect” means any Effect which has had or would reasonably be expected to have a materially adverse effect on the condition (financial or otherwise), business or results of operations of the Business, taken as a whole; provided however, that no Effect resulting from or arising out of any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a “Business Material Adverse Effect”: (a) Effects that generally affect the industries or segments in which the Business operates (including legal and regulatory changes); (b) any national or international economic, financial, market, social or political condition (including changes therein), including the results of any primary or general election, or any statement or other proclamation of public officials, or changes in policy related thereto, including changes with respect to government budgets, congressional appropriation or the funding of any program or procurement; (c) Effects affecting financial, credit or capital markets in the United States or in any other country or region in the world, including inflation, changes in interest rates or foreign exchange rates, failures of the banking system (including the failure or receivership of any bank or other financial institution), trade disputes or the imposition of trade restrictions, tariffs or similar taxes; (d) any outbreak or escalation of or change with respect to wars, hostilities, acts of terrorism, cyber terrorism, military action, political instability or other national or international calamity, crisis or emergency, an act of God, flood, hurricane, earthquake or other natural disaster or force majeure event or any governmental or other response to any of the foregoing, in each case whether or not involving the United States; (e) changes (or proposed changes) in, or the adoption or implementation of new, accounting principles or Laws or the interpretation or enforcement thereof; (f) any outbreak of, continuation of or change with respect to any pandemic (including COVID-19), epidemic, plague or other outbreak of illness or public health event or any governmental or other response to any of the foregoing; (g) the identity of, or any fact or circumstance relating to, Buyer or its Affiliates, including in each case the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, Governmental Entities, contractors, distributors, employees or others with which the Business has business relationships; (h) the execution, announcement or delivery of this Agreement or the consummation or pendency of the transactions contemplated hereby (provided however that the exceptions in this clause (h) shall not apply to any representation or warranty contained in Section 3.08 (or any portion thereof) to the extent that such representation or warranty (or portion thereof) specifically addresses the consequences resulting from the execution, announcement or delivery of this Agreement or the consummation of the transactions contemplated hereby); (i) any breach of this Agreement by Buyer; (j) compliance with the terms and conditions of this Agreement by Parent, any Business Company or any Subsidiary Transferor or any action by Parent, any Business Company or any Subsidiary Transferor (other than Section 5.01(a)) consented to in writing or requested in writing by Buyer; (k) the failure of the Business, in and of itself, to meet any internal or industry business plan, estimate, expectation, forecast, projection or budget for any period (but not the Effects underlying such failure to the extent such Effects would not otherwise be excluded under this definition); or (l) the availability or cost of equity, debt or other financing to Buyer or its Affiliates; provided that, if the Business is disproportionately impacted relative to other participants in the thermoform or flexible packaging industry, as applicable, by any Effect resulting from or arising out of the matters described in clauses (a) through (f) above, then, unless otherwise excluded, the incremental (and only the incremental) disproportionate impact of such Effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a “Business Material Adverse Effect”.

“Business Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned or leased by the Business Companies (excluding the Industrial Plastics Properties) or constituting the Transferred Real Property Leases or Transferred Owned Real Property.

“Business Subsidiaries” means the Subsidiaries of the Transferred Companies.

“Buyer Fees and Expenses” means, collectively, any fees or expenses (a) incurred by, at the direction of or on behalf of Buyer or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby (for the avoidance of doubt, including any fees or expenses arising in connection with any equity, debt or other financing to Buyer or its Affiliates) or (b) specified in this Agreement to be incurred at the cost or expense of Buyer or any of its Affiliates, including by reimbursement obligation.

“Buyer Parties” means, collectively, Buyer and any of its former, current or future Affiliates, Representatives, general or limited partners, managers, members, equityholders, successors or assignees or any former, current or future Affiliate, Representative, general or limited partner, manager, member, equityholder, successor or assignee of any of the foregoing.

“Cash and Cash Equivalents” means unrestricted cash and cash equivalents to the extent convertible to cash within 90 days (including bank account balances, all accrued interest thereon and marketable securities), including the amounts of any received but uncleared check and wire issued and any deposit in transit prior to the applicable measurement time, less the amounts of any issued but uncleared check or wire issued prior to the applicable measurement time.

“Cash Balance” means the sum of the consolidated Cash and Cash Equivalents of the Business Companies, calculated without giving effect to the consummation of the transactions contemplated hereby.

“Change in Control Payments” means, only to the extent incurred and unpaid as of immediately prior to the Closing, any sale bonus, change in control bonus, retention or transaction bonus, discretionary bonus, severance payment or similar compensatory amount, in each case that becomes accelerated or otherwise due or payable by any Business Company to any director, manager, officer, employee, consultant or independent contractor of any Business Company pursuant to any Benefit Plan solely as a result of the consummation of the transactions contemplated hereby (other than any such payment or amount that becomes due or payable as a result of any action taken by, on behalf of or at the direction of Buyer or any of its Affiliates (including any Business Company) following the Closing, including pursuant to any “double-trigger” arrangements).

“Closing Date Cash” means all Cash and Cash Equivalents of the Business Companies, calculated as of the Reference Time, in each case reduced by any Cash and Cash Equivalents used by any Business Company after the Reference Time and prior to the Closing to pay (and actually reduce on a dollar for dollar basis) any Closing Date Indebtedness or Transaction Expenses or to pay any dividend or distribution to any Parent Entity.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness of the Business Companies outstanding as of immediately prior to the Closing, determined in accordance with the Accounting Rules; provided that any Indebtedness expressly contemplated by this Agreement to be discharged at the Closing or that by its terms is required to be discharged at the Closing shall be determined based on the amount necessary to discharge in full such Indebtedness at the Closing in accordance with its terms. For the avoidance of doubt, Closing Date Indebtedness shall not include any Indebtedness incurred by, on behalf of or at the request of Buyer or any of its Affiliates.

“Closing Date Working Capital” means the Working Capital calculated as of the Reference Time and determined in accordance with the Accounting Rules.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company-Owned Intellectual Property” means the Intellectual Property owned by the Business Companies.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 20, 2024, by and between Buyer and Parent.

“Consent” means any consent, license, permit, waiver, approval, authorization or order of, or filing or registration with, or notification to, any Person that is not Parent, Buyer or any Affiliate thereof.

“Consolidated Income Taxes” means all federal, state, local or foreign Income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar basis with respect to Tax Returns that include any Business Company, on the one hand, and any Parent Entity, on the other hand.

“Consolidated Tax Returns” means any Tax Return with respect to Consolidated Income Taxes.

“Continuing Employee” means each Business Employee who (a) is employed by any Business Company as of immediately prior to the Closing and becomes an employee of Buyer or any of its Affiliates (including, following the Closing, any Business Company) pursuant to the transfer of the Shares to Buyer, (b) is an International Business Employee who transfers to the Buyer or any of its Affiliates pursuant to applicable Transfer Regulations or (c) is an Offer Employee who accepts an offer of employment from Buyer or its Affiliates and commences employment with Buyer or its Affiliates upon Closing.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, license, sublicense, arrangement, undertaking or understanding, whether written or oral.

“control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“COVID-19” means SARS-CoV-2 or coronavirus (COVID-19), any evolution or mutation thereof, any disease or health-related condition caused by any of the foregoing or any related or associated epidemic, pandemic or disease outbreak.

“Current Assets” means, as of any time of determination, the current assets of the Business Companies or included in the Transferred Assets, determined in accordance with the Accounting Rules, which current assets shall include only the line items and adjustments set forth on Exhibit C under the heading “Current Assets” and no other assets. For the avoidance of doubt, Current Assets shall exclude Excluded Assets and all Closing Date Cash.

“Current Liabilities” means, as of any time of determination, the current liabilities of the Business Companies or included in the Assumed Liabilities, determined in accordance with the Accounting Rules, which current liabilities shall include only the line items and adjustments set forth on Exhibit C under the heading “Current Liabilities” and no other liabilities. For the avoidance of doubt, Current Liabilities shall exclude (a) all liabilities in respect of Indebtedness, Transaction Expenses and any Buyer Fees and Expenses and (b) any liabilities that are Excluded Liabilities.

“Disclosure Schedule” means the disclosure schedule delivered by Parent to Buyer concurrently with or prior to the execution and delivery of this Agreement and attached hereto.

“Effect” means any change, event, state of facts, development, effect, condition, circumstance, matter or occurrence.

“Equity Securities” means, with respect to any Person, any (a) shares of capital stock; (b) equity securities or (c) equity, ownership, voting, membership, partnership, profit or participation interests.

“ERISA Affiliate” means any Person that, together with any Business Company, is or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934.

“Final Closing Statement” means (a) the Estimated Closing Statement, to the extent provided in Section 2.09(a)(A) or (b) the Post-Closing Statement (including any modifications thereto) to the extent provided in Section 2.09(d) or Section 2.09(e).

“Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of any representation or warranty set forth in Article III or Article IV, as applicable. For the avoidance of doubt, Fraud does not include (a) constructive fraud or other similar fraud claims based on constructive knowledge or any similar theory or (b) equitable fraud, promissory fraud, unfair dealings fraud or any other tort (including fraud) based on negligence or recklessness or any similar theory.

“Freshfields” means Freshfields US LLP.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“Governmental Entity” means any nation or any federal, state, local, provincial, municipal, county or foreign government or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory, taxing or administration functions of or pertaining to government, or any federal, state, local, provincial, municipal, county or foreign government authority, commission, agency or instrumentality, or any arbitral body, court or tribunal of any jurisdiction.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Reservation Notice” means a communication or notification from a Governmental Entity in the United States that an investigation of the transactions contemplated by this Agreement with respect to Antitrust Laws may be conducted or continue following the expiration of the waiting period under the HSR Act or the consummation of the transactions contemplated by this Agreement.

“Income Taxes” means all Taxes based on, measured by, or calculated with respect to net income or profits (or branch profits) or other measures similar to net income or profits (or branch profits).

“Indebtedness” means, of any Person, without duplication, (a) indebtedness for borrowed money; (b) indebtedness evidenced by any note, bond, debenture or other similar instrument; (c) net position (which may be positive or negative) under any obligations due and owing under any interest rate, currency or other hedging agreement (determined as the actual, not notional, obligations if the arrangement was terminated at the applicable time of determination); provided that for the avoidance of doubt, such arrangements that are in a net asset position shall reduce Indebtedness and those that are in a net liability position shall increase Indebtedness; (d) obligations under any performance bond, letter of credit or surety bonds and similar arrangements, but only to the extent drawn or called (and not reimbursed); (e) obligations recorded as capital or finance leases in the Financial Statements or classified as such in accordance with the Accounting Rules; (f) guarantees with respect to any Indebtedness of any other Person of a type described in clauses (a) through (e) above; (g) for clauses (a) through (f) above, all accrued and unpaid interest and, to the extent actually required to be paid at the applicable time of determination, fees, prepayment premiums or other penalties thereon or “breakage” costs arising in connection therewith, if any; (h) monetary obligations owed to Parent or any other Parent Entity in respect of any Affiliate Contract, Intracompany Payable or Intracompany Receivable that was required to be terminated, settled or eliminated pursuant to Section 5.09 or Section 5.10, as the case may be, and which obligations remain outstanding at the Closing; (i) any declared and unpaid dividends or distributions or other similar amounts owed to Parent or any other Parent Entity; (j) any Accrued Income Taxes; (k) any obligation or liability under an unfunded or underfunded pension plan or any unfunded statutory plan, or other unfunded or underfunded post-employment obligations, including termination indemnities and post-retirement medical and insurance, in each case for plans or such obligations set forth on Section 1.01(c)(i) of the Disclosure Schedule; (l) an amount equal to the accounts receivable due under factoring arrangements (and which remain in accounts receivable in Working Capital) as of immediately prior to the Closing; (m) any liability relating to, arising out of, or resulting from the employment of services, or termination of employment or services of any former employee of the Business who is not employed by Parent or any of its Affiliates or any Business Company immediately prior to the Closing Date; (n) any liability associated with any customer claims of the type and kind recorded in accounts #212191 and #026010 in the Latest Balance Sheet; (o) the accrued remediation liability for environmental matters at the Spartanburg site (located at 50 King Line Drive, Spartanburg, SC 29302), not to exceed $5,100,000 in the aggregate; (p) any liability for deferred and unpaid purchase price of assets, property, securities or services, including all earn-out payments and seller notes; (q) any productivity rebates and liability related to guaranteed productivity rebates due to the party set forth on Section 1.01(c)(ii) of the Disclosure Schedule under the rebate contract ended June 30, 2024, not to exceed $175,000 in the aggregate; (r) any customer credit aged over 12 months (to the extent not included in Working Capital); and (s) any incurred and unpaid costs and liabilities arising prior to Closing in relation to separation of the Business from the Parent Entities for the purposes of the consummation of the transactions contemplated hereby and that are accrued for as of immediately prior to the Closing. For the avoidance of doubt, Indebtedness shall not include (i) any trade credit or trade payables in the ordinary course of business solely to the extent included in Closing Date Working Capital, (ii) any obligation under any performance bond, letter of credit, surety bond or similar arrangement to the extent undrawn or uncalled (or reimbursed) as of the applicable time of determination, (iii) any obligation or liability included in the calculation of Closing Date Working Capital, (iv) any Transaction Expenses, (v) any Indebtedness incurred or arranged by Buyer and its Affiliates (and subsequently assumed or guaranteed by any Business Company) on or after the Closing and (vi) intercompany Indebtedness solely among the Business Companies.

“Industrial Plastics Properties” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Business Companies as set forth in Paragraph 2 of Exhibit H.

“Intellectual Property” means any and all rights in any jurisdiction throughout the world, whether registered or unregistered, in all intellectual property (including all registrations, applications for registration, and renewals therefor, and the goodwill connected with the use of any of the foregoing), including any and all patents; trademarks, trade names, service marks, trade dress and similar indicia of source or origin; domain names; copyrights and works of authorship (whether copyrightable or not); trade secrets, know-how, inventions (whether patentable or not) and other confidential information; and Software.

“Intellectual Property Assets” means (a) the patents and patent applications set forth on Section 2.01(b)(i)(A) of the Disclosure Schedule, (b) the registered trademarks and trademark applications set forth on Section 2.01(b)(i)(B) of the Disclosure Schedule, (c) the registered copyrights set forth on Section 2.01(b)(i)(C) of the Disclosure Schedule (clauses (a) – (c) together, the “Registered Intellectual Property Assets”), (d) the domain names set forth on Section 2.01(b)(i)(D) of the Disclosure Schedule and (e) all other Intellectual Property (other than patents and patent applications, registered trademarks and trademark applications, registered copyrights and domain names) Related to the Business.

“Intracompany Payables” means all account, note or loan payables recorded on the books of Parent or any Parent Entity for goods or services purchased by or provided to the Business, or advances (cash or otherwise) or any other extensions of credit to the Business from Parent or any Parent Entity, whether current or non-current.

“Intracompany Receivables” means all account, note or loan receivables recorded on the books of Parent or any Parent Entity for goods or services sold or provided by the Business to Parent or any Parent Entity or advances (cash or otherwise) or any other extensions of credit made by the Business to Parent or any Parent Entity, whether current or non-current.

“IP Assignments” means the assignment to Buyer or its designated Affiliate of the Registered Intellectual Property Assets, substantially in the form of Exhibit D-1 (in the case of any patent or patent application) or Exhibit D-2 (in the case of any registered trademark or trademark application), in each case to be entered into between Parent (or an Affiliate of Parent) and Buyer (or their respective applicable Affiliates).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment.

“knowledge of Buyer” (or words of similar import) means the actual (but not constructive or imputed) knowledge of the individuals set forth on Section 1.01(d) of the Disclosure Schedule under the caption “knowledge of Buyer,” after reasonable inquiry of such individual’s direct reports.

“knowledge of Parent” (or words of similar import) means the actual (but not constructive or imputed) knowledge of the individuals set forth on Section 1.01(d) of the Disclosure Schedule under the caption “knowledge of Parent,” after reasonable inquiry of such individual’s direct reports.

“Law” means any law (including common law), act, statute, code, directive, ordinance, rule, regulation, Order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Liabilities” means any and all debts, liabilities, obligations, costs, expenses, damages, penalties, fines or other loss or commitments of any kind or nature, whether asserted or unasserted, accrued or fixed, known or unknown, determined or determinable, absolute or contingent, matured or unmatured or disputed or undisputed and regardless of when asserted.

“Lien” means any lien, mortgage, security interest, charge, pledge, assignment, hypothecation, options to purchase, right of first refusal or first offer, restrictions on transfer, easements, encroachments, covenants, mortgages, deeds of trust, security interests, indentures, title retention as to personal property or goods or any other similar encumbrance (or an agreement, arrangement or obligation to create any of the foregoing).

“Losses” means any and all losses, damages, awards, penalties, fines, liabilities, settlements, judgments, royalties, costs or expenses, including reasonable attorneys’ and other professionals’ fees and expenses.

“Negative Working Capital Amount” means the amount, if any, by which the Target Working Capital exceeds the Closing Date Working Capital.

“Order” means any outstanding order, writ, injunction, ruling, award, judgment or decree of any Governmental Entity.

“Organizational Documents” means the certificate or articles of incorporation, bylaws, certificate of formation, operating agreement, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, governance or organization of a Person, including any amendment thereto, as applicable.

“Overhead and Shared Services” means any ancillary or corporate shared services that are furnished by or on behalf of Parent or any of its Subsidiaries to both the Business and any other business of Parent or its Subsidiaries, including marketing and brand management, data analytics, information technology systems and application support, telecommunications, end user computing, information security, human resources, compensation and benefits, talent acquisition, learning and development, corporate finance and accounting systems, internal audit and finance controls, regulatory reporting, accounting, financial planning and analysis, treasury, foreign exchange management, bank services, tax, risk management, regulatory compliance and training, corporate insurance, legal, ethics, vendor sourcing and management and real estate, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, maximum occupancy, safety or similar Law, directive, policy, guideline or recommendation promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak, including the Coronavirus Aid, Relief, and Economic Security Act of 2020 and the Families First Coronavirus Response Act of 2020.

“Parent Entity” means Parent and its Subsidiaries, other than any Business Company.

“Parent Fundamental Representations” means the representations and warranties of Parent contained in Section 3.01(a) (Organization), Section 3.02 (Capitalization of the Transferred Companies), Section 3.03 (Business Subsidiaries), Section 3.04 (Authority) and Section 3.26 (Finders or Brokers; Fees).

“Parent Marks” means all trademarks, trade names, logos, trade dress, service marks, words, social media identifiers and other source identifiers containing or incorporating, in part or in whole, “Sonoco,” “Sono” or the “S” device or any variation, acronym, or other term that could be phonetically similar to any of the foregoing, or any translation or transliteration in any language of any of the foregoing, which, in each case, could be similar to or dilutive of any of the foregoing, together with all goodwill associated therewith.

“Parent Parties” means, collectively, Parent and any of its former, current or future Affiliates, Representatives, general or limited partners, managers, members, equityholders, successors or assignees or any former, current or future Affiliate, Representative, general or limited partner, manager, member, equityholder, successor or assignee of any of the foregoing.

“Parties” means, collectively, Parent and Buyer.

“Permit” means any consent, license, permit, waiver, approval, authorization, certificate, exemptions, clearances, consents, grants, registration or filing issued by, obtained from or made with a Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet delinquent or that are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with the Accounting Rules; (b) Liens of landlords or encumbering the landlord’s interest in real property underlying any lease and which do not impair, individually or in the aggregate, in any material respect the access to, use, occupancy or operations of the relevant property for its regular use for the Business; (c) any conditions that would be shown by a current, accurate survey or physical inspection of any real property; (d) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen or other similar statutory Liens or deposits made in the ordinary course of business for amounts which are not due and payable; (e) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, in each case, that are not yet due and payable; (f) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (g) encroachments, easements, declarations, conditions, covenants, variances, zoning ordinances, building and similar codes, rights-of-way, restrictions of legal record affecting real property and which do not impair, individually or in the aggregate, in any material respect, the access to or use, occupancy or operations of the relevant property for its regular use for the Business; (h) non-monetary Liens and defects or irregularities in title to real property that do not impair, individually or in the aggregate, in any material respect the access to or use, occupancy or operations at the relevant property for its regular use for the Business; (i) Liens that will be and are released at the Closing; (j) Liens relating to the transferability of securities under applicable securities Laws; (k) Liens arising under conditional sales contracts and equipment leases with third parties; (l) matters set forth on Section 1.01(e) of the Disclosure Schedule; or (m) Liens created by Buyer or its Affiliates.

“Person” means any individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity, whether or not a legal entity (including any person or group as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means, in addition to any definition provided by applicable Law for any similar term (e.g. “personal data”, “personally identifiable information”, “PII” or “protected health information”), information regarding or capable of being associated with an identified or reasonably identifiable individual or device.

“Positive Working Capital Amount” means the amount, if any, by which the Closing Date Working Capital exceeds the Target Working Capital.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (as determined under Section 5.07(g)).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date (as determined under Section 5.07(g)).

“Reference Time” means 11:59 p.m., New York City time, on the day immediately preceding the Closing Date.

“Related to” means, with respect to the Business, exclusively related to, or used exclusively in connection with, the Business as conducted by Parent and its Affiliates immediately prior to the Closing.

“Representatives” means, with respect to any Person, the directors, managers, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants) and other agents and representatives of such Person and its Subsidiaries.

“Retained Businesses” means all businesses and other activities conducted by Parent and its Subsidiaries other than the Business, the Business Companies or the Transferred Assets.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Transferors” means any Parent Entity that owns the Shares.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing.

“Solvent” means, with respect to any Person, that, as of the date of determination, that (a) the sum of (i) the total amount of such Person’s and its Subsidiaries’ debts and (ii) the total amount that shall be required to pay the probable debts of such Person or its Subsidiaries (including contingent liabilities) as such probable debts become absolute and matured does not exceed the fair saleable value of the property of such Person and its Subsidiaries, (b) such Person’s capital is not unreasonably small in relation to its business as operated on the Closing Date or with respect to any transaction contemplated as of the Closing Date to be undertaken after the Closing Date and (c) such Person and its Subsidiaries are able to pay all debts of such Person and its Subsidiaries as they mature.

“Specified Indebtedness” means all Indebtedness set forth on Section 1.01(f) of the Disclosure Schedule.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person means another Person (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person or by one or more of its Subsidiaries or (b) of which such first Person or one of its Subsidiaries serves as a general partner (in the case of a partnership) or the managing member (in the case of a limited liability entity) or similar function. The term “Subsidiary” includes all Subsidiaries of such Subsidiary.

“Subsidiary Transferors” means any Parent Entity that owns, leases or licenses any Transferred Asset.

“Target Working Capital” means an amount equal to $236,330,000.

“Tax” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem and value added taxes.

“Tax Returns” means any return, report or similar filing (including any schedule or attachment thereto and including any amendment thereof) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Tax Sharing Arrangement” means any Tax sharing, allocation or indemnification or similar agreement, provision or arrangement, other than any commercial agreement, the principal subject of which is not Tax matters.

“Tijuana APA” means the Tijuana Mexican Asset Purchase Agreement, dated April 1, 2024, by and between Tegrant de Mexico, S.A. de C.V. and Sonoco Retail Packaging S. de R.L. de C.V.

“Transaction Documents” means this Agreement, the TSA, the Bill of Sale and Assignment and Assumption Agreement, the IP Assignments, the Local Transfer Documents and all other agreements, documents and instruments executed and delivered in connection with this Agreement.

“Transaction Expenses” means, only to the extent unpaid as of immediately prior to the Closing, the following fees, costs and expenses incurred prior to the Closing or pursuant to a commitment made by Parent or any of its Affiliates prior to the Closing and payable by any Business Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (including any actions taken to implement the Closing Structure) and the process conducted by Parent and its applicable Subsidiaries leading to the execution of this Agreement: (a) the fees and expenses of outside counsel, accountants, financial advisors (including any brokerage fees, commissions, finders’ fees, or financial advisory fees), service providers or any other advisor, broker or consultant engaged by Parent, any Parent Entity or any Business Company that are payable by any of the Business Companies, (b) unpaid fees, costs or expenses associated with obtaining third-party consents (if any) in connection with the consummation of the transactions contemplated hereby (other than any payment to a third party made at the request of Buyer or its Affiliates), (c) the Change in Control Payments (including the employer portion of any applicable payroll, social security, unemployment or other similar Taxes imposed in connection therewith), (d) the costs and liabilities in relation to the separation of the Business from Parent and its Affiliates (including the Business Companies prior to the Closing) and (e) the costs of any D&O Insurance; provided however that Transaction Expenses shall not include (i) any amount included in the calculations of the Closing Date Working Capital or Closing Date Indebtedness, (ii) any cost, expense or premium relating to the R&W Policy (if any), (iii) any filing fee or other charge for the filing under the HSR Act or under any other applicable Antitrust Laws and (iv) any Buyer Fees and Expenses.

“Transaction Tax Deduction” means, regardless of by whom paid, the aggregate amount of Tax deductions that could be deducted by a Business Company under applicable Law with respect to (a) the payments of any retention, sale, management or other amount payable to any officer, director or employee in the nature of a transactions or retention bonus, (b) Transaction Expenses or other similar expenses paid on or prior to the Closing Date or included in the computation of Indebtedness or Working Capital, (c) all unamortized fees and other deferred financing costs in connection with the repayment of Indebtedness of the Business Companies on or around the Closing Date and (d) the employer portion of any employment or payroll Taxes related to the amounts set forth in the foregoing clause (a); provided that any available elections shall be made under Revenue Procedure 2011-29, 2011-28 I.R.B. to treat 70% of any success-based fees, within the meaning of Treasury Regulation Section 1.263(a)-5(f) and Revenue Procedure 2011-29 as deductible in the taxable year that included the Closing Date for U.S. federal Income Tax purposes.

“Transfer Regulations” means (a) in respect of the UK Business Employees, TUPE, (b) in respect of the Mexico Business Employees, Mexican Federal Labor Law and Mexican Social Security Law and (c) in respect of all other International Business Employees, any applicable Laws relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses.

“Transferred Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (whether or not confidential and in any form or medium) to the extent related to the Business, but excluding any such items to the extent they are included in or related to or consist of any Excluded Asset or Excluded Liability.

“Transferred Business Data” means any data and information held or controlled by Parent or any of its Subsidiaries as of the Closing (whether or not confidential) to the extent related to the Business, but excluding any such items to the extent (a) they are included in or related to or consist of any Excluded Asset or Excluded Liability or (b) they are included in or consist of any Transferred Books and Records.

“Transferred Companies” means those entities set forth on Section 1.01(g) of the Disclosure Schedule, as such Section may be amended by Parent to reflect the ownership of Shares immediately prior to the Closing and/or any actions taken pursuant to Section 5.07(h); provided that any Persons included in such amended Section shall be Parent Entities.

“Transferred Contracts” means (a) all Contracts (other than (i) this Agreement and the other Transaction Documents, (ii) Affiliate Contracts (except as set forth on Section 5.09 of the Disclosure Schedule), (iii) Shared Contracts other than those that are in clause (c) of this definition and (iv) Contracts governing Overhead and Shared Services) to which a Parent Entity is a party that are Related to the Business, (b) the Transferred Real Property Leases and (c) all Contracts set forth on Section 1.01(h) of the Disclosure Schedule.

“Transferred IT Assets” means (a) all IT Assets owned by a Parent Entity and Related to the Business and (b) the IT Assets owned by a third party and licensed to a Parent Entity that are Related to the Business and set forth on Section 2.01(b)(ii) of the Disclosure Schedule.

“Transferred Owned Real Property” means the real property used by the Business that is owned by a Parent Entity and set forth on Section 2.01(b)(xiv) of the Disclosure Schedule.

“Transferred Permits” means (a) all Permits and all applications therefor, if any, held by any Parent Entity that are Related to the Business and (b) all Permits and all applications therefor, if any, held by any Parent Entity that relate exclusively to a Business Real Property.

“Transferred Real Property Leases” means the leases with respect to all real property leased by a Parent Entity and set forth on Section 2.01(b)(iv) of the Disclosure Schedule.

“TSA” means a Transition Services Agreement, substantially in the form of Exhibit E, to be entered into between Parent and Buyer (or its designated Affiliate) and to become effective upon the Closing.

“TUPE” means the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

“UK Business Employee” means each International Business Employee employed in the UK (a) who is wholly or mainly assigned to the Business, (b) Parent and Buyer believe will transfer to Buyer or its Affiliate pursuant to TUPE with effect from Closing and (c) is set forth on Section 5.06(q) of the Disclosure Schedule.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such action or failure to take such action would cause a material breach of this Agreement.

“Working Capital” means, at any time of determination, all Current Assets minus all Current Liabilities as of such time.

Section 1.02           Other Definitions. The following terms are defined in the Section of this Agreement set forth after such term below:

Term	Section

245A Election	Section 5.07(e)
Accounting Methodology	Section 1.01
Acquired Business	Section 5.19(a)(ii)
Acquired Competing Business	Section 5.19(a)(ii)
Affiliate Contract	Section 5.09
Agreement	Preamble
Anti-Corruption Laws	Section 3.24(a)
Asset Sale	Section 2.01(b)
Assumed Liabilities	Section 2.03
Attorney-Client Communications	Section 5.21(b)
Bankruptcy and Equity Exception	Section 3.04
Benefit Plan	Section 3.14(a)
Benefit Protection Period	Section 5.06(b)
Business Company Insurance Policies	Section 5.17
Business Permits	Section 3.12(b)
Buyer	Preamble
Buyer 401(k) Plan	Section 5.06(i)
Buyer Indemnified Liabilities	Section 8.02(b)
Buyer Indemnified Parties	Section 8.02(a)
Buyer Released Parties	Section 8.05(a)
Buyer Releasors	Section 8.05(b)
Buyer’s Cafeteria Plan	Section 5.06(j)
CBA	Section 3.17(b)
Closing	Section 2.05
Closing Date	Section 2.05
Closing Structure	Section 5.07(h)
Company Benefit Plan	Section 3.14(a)
Competing Business	Section 5.19(a)
D&O Indemnified Parties	Section 5.05(a)
D&O Indemnified Party	Section 5.05(a)
D&O Insurance	Section 5.05(c)
D&O Provisions	Section 5.05(a)
Data Room	Section 5.08
Disputed Amounts	Section 2.09(d)
Disputed Items	Section 2.09(c)
Employment Liabilities	Section 5.06(u)
Environmental Law	Section 3.13(b)
ERISA	Section 3.14(a)
Estimated Closing Statement	Section 2.07(a)

Estimated Purchase Price	Section 2.07(a)
Excluded Assets	Section 2.02
Excluded Benefits	Section 5.06(b)
Excluded Liabilities	Section 2.02
Final Closing Date Cash	Section 2.09(g)
Final Closing Date Indebtedness	Section 2.09(g)
Final Closing Date Working Capital	Section 2.09(g)
Final Purchase Price	Section 2.09(h)
Final Transaction Expenses	Section 2.09(g)
Financial Statements	Section 3.09
First Extension Date	Section 7.01(b)
Flexibles Pilot Plant	Section 2.01(b)(v)
Foreign Plans	Section 3.14(k)
Forward-Looking Statements	Section 4.10(c)
Hazardous Substance	Section 3.13(c)
Indemnified Party	Section 8.03(a)
Indemnifying Party	Section 8.03(a)
Indemnity Agreement	Section 5.05(a)
Independent Accountant	Section 2.09(d)
International Business Employees	Section 5.06(q)
JV Agreement	Section 3.21(a)(i)
Latest Balance Sheet	Section 3.09
Leased Real Property	Section 3.20(b)
Legal Advisors	Section 5.21(a)
Legal Restraint	Section 6.01(a)
Local Transfer Documents	Section 2.13
Material Contracts	Section 3.21(b)
Negative Adjustment Amount	Section 2.09(h)(ii)
Non-Business Employee	Section 5.06(s)
Non-Business Offer Deadline	Section 5.06(s)
Non-Recourse Parties	Section 9.15
Objections Notice	Section 2.10
Offer Deadline	Section 5.06(r)
Offer Employees	Section 5.06(a)
Outside Date	Section 7.01(b)
Parent	Preamble
Parent Indemnified Parties	Section 8.02(b)
Parent Preparation Period	Section 2.09(a)
Parent PSUs	Section 5.06(c)
Parent Released Parties	Section 8.05(b)
Parent Releasors	Section 8.05(a)
Parent Retained Marks	Section 5.11(b)
Parent RSUs	Section 5.06(c)
Parent’s Cafeteria Plan	Section 5.06(j)
Positive Adjustment Amount	Section 2.09(h)(i)
Post-Closing Indemnification Period	Section 5.05(a)

Post-Closing Statement	Section 2.09(a)
Pre-Closing Period	Section 5.01(a)
Pre-Closing Separate Tax Return	Section 5.07(a)(i)
Principal Customers	Section 3.23(a)
Principal Suppliers	Section 3.23(b)
Privacy Laws	Section 3.19(a)
Privileged Information	Section 5.21(c)
Privileges	Section 5.21(c)
Protected Information	Section 3.19(c)
Purchase Price	Section 2.06
Purchase Price Allocation Schedule	Section 2.10
R&W Policy	Section 5.08
Real Property	Section 3.20(b)
Real Property Laws	Section 3.20(f)
Real Property Lease	Section 3.20(c)
Receiving Party	Section 2.09(c)
Registered Business Intellectual Property	Section 3.18(a)
Registered Intellectual Property Assets	Section 1.01
Release	Section 3.13(d)
Remedy Actions	Section 5.03(d)
Resolution Period	Section 2.09(d)
Response Period	Section 2.10
Review Period	Section 2.09(c)
Sale	Section 2.01(b)
Second Extension Date	Section 7.01(b)
Section 5.05 Claims	Section 5.05(d)
Sensitive Business Information	Section 5.02(d)
Separation Plan	Section 5.12
Share Sale	Section 2.01(a)
Shared Contracts	Section 5.14
Shares	Recitals
Sonoco Retail	Section 5.23
Specified Indebtedness Document	Section 5.16
Specified Shared Contracts	Section 5.14
Standard Business Licenses	Section 3.18(b)
Statement of Objections	Section 2.09(c)
Straddle Period Separate Tax Return	Section 5.07(a)(ii)
Subsequent Offer Employee	Section 5.06(r)
TFP Business	Section 1.01
Third-Party Claim	Section 8.03(a)
Transfer Taxes	Section 5.07(b)
Transferred Assets	Section 2.01(b)
Transition Work Plan	Section 5.26
Trident Business	Section 1.01
WARN Act Laws	Section 3.17(d)

Article II
PURCHASE AND SALE

Section 2.01           Purchase and Sale of the Shares and the Transferred Assets. On the terms, and subject to the conditions, of this Agreement, at the Closing:

(a)            Parent shall, or shall cause its applicable Subsidiaries to, sell, transfer, assign, convey and deliver to Buyer or its designated Subsidiaries, and Buyer or such designated Subsidiary shall purchase and acquire from Parent or its applicable Subsidiaries, all of the Shares (such sale, the “Share Sale”), together with all rights that attach (or may in the future attach) to such Shares including, in particular, the right to receive all dividends and distributions declared, made or paid after the Closing, free and clear of all Liens, except Liens relating to the transferability of securities under applicable securities Laws; provided that the transfer of certain Transferred Companies organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Company shall be effected pursuant to Local Transfer Documents as further described in Section 2.13;

(b)            Parent shall, or shall cause the applicable Subsidiary Transferors to, sell, transfer, assign, convey and deliver to Buyer or its designated Affiliates, and Buyer or such designated Affiliates shall purchase and acquire from Parent or such Subsidiary Transferors, all of Parent and the other Parent Entities’ right, title and interest in, to and under the assets, properties and rights, of every kind and description that is Related to the Business (collectively, the “Transferred Assets” and such sale, the “Asset Sale” and, together with the Share Sale and the other transactions contemplated by this Agreement, the “Sale”), including all right, title and interest of Parent and the other Parent Entities in, to and under the following assets (except for any of the following assets that are Excluded Assets), free and clear of all Liens, except for Permitted Liens, in each case not already owned by a Business Company and transferred and conveyed indirectly to Buyer in the Share Sale; provided that the transfer of certain Transferred Assets in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Asset shall be effected pursuant to Local Transfer Documents as further described in Section 2.13:

(i)          the Intellectual Property Assets, together with all royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to such Intellectual Property Assets, and all claims and causes of action with respect to such Intellectual Property Assets, whether accruing before, on or after the Closing, including the right to sue and otherwise recover damages for past, present or future infringement, misappropriation or other violation thereof;

(ii)         the Transferred IT Assets;

(iii)        any assets of or relating to any Benefit Plan to the extent transferred pursuant to Section 5.06;

(iv)        all Transferred Contracts;

(v)         all furniture, fixtures, furnishings, vehicles, equipment, machinery, tools and other tangible personal property (A) located at any Business Real Property (other than the Business Real Property located at 412-B Damascus Church Road, Hartsville, SC 29550 (the “Flexibles Pilot Plant”)), (B) located in the Flexibles Pilot Plant that are primarily related to or primarily used in the conduct of Business or (C) set forth in Section 2.01(b)(v)(C) of the Disclosure Schedule;

(vi)        all Actions, being pursued by or pursuable by Parent or any Parent Entity, whether arising by counterclaim or otherwise, prior to Closing, to the extent related to the Business or any Assumed Liability;

(vii)       all Transferred Books and Records; provided that Parent shall be entitled to retain copies of all Transferred Books and Records relating to Tax, accounting or legal matters or otherwise required to be retained pursuant to applicable Law;

(viii)      all Transferred Business Data;

(ix)         all goodwill Related to the Business;

(x)          all Transferred Permits;

(xi)         all credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits, prepaid items and duties (other than prepaid insurance) to the extent related to a Transferred Asset;

(xii)        any and all accounts and notes receivable (other than Intracompany Receivables) to the extent Related to the Business (or otherwise taken into account in the determination of the Final Closing Date Working Capital);

(xiii)       with respect to each Business Company (and for the avoidance of doubt, solely to the extent in the possession or control of any Parent Entity and not transferred and conveyed to Buyer in the Share Sale), any Organizational Documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, registers, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of such Business Company;

(xiv)       Transferred Owned Real Property; and

(xv)       all other assets, properties and rights of every kind and description, tangible or intangible, primarily related to or primarily used in the Business, in each case other than any asset addressed by the subject matter of Section 2.01(b) through Section 2.03 or of the type described in the foregoing Section 2.01(b)(i) through Section 2.01(b)(xiv).

Section 2.02           Excluded Assets. Notwithstanding anything to the contrary set forth in this Agreement, except for the assets and properties of the Business Companies that are transferred and conveyed indirectly to Buyer in the Share Sale (other than pursuant to Section 2.02(l)) and the Transferred Assets that are transferred and conveyed to Buyer in the Asset Sale, Parent and the other Parent Entities shall retain all of their right, title and interest in and to, and there shall be excluded from the Sale to Buyer hereunder, all the assets, properties or rights of Parent and the other Parent Entities (collectively, the “Excluded Assets”). Solely for purpose of non-exhaustive illustration, the Excluded Assets shall include:

(a)            all assets, properties and rights of any Parent Entity not Related to the Business;

(b)           all Cash and Cash Equivalents of Parent or another Parent Entity (except to the extent reflected in the calculation of the Final Closing Date Cash);

(c)            all insurance policies of any Parent Entity and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, subject to Section 5.17;

(d)           all Intellectual Property other than the Company-Owned Intellectual Property and Intellectual Property Assets;

(e)           any rights, properties and assets used for the purpose of providing, or that otherwise consist of, Overhead and Shared Services and, other than as provided in the TSA, any rights of the Business to receive any Overhead and Shared Services from any Parent Entity;

(f)            all Tax assets (including duty and Tax refunds and prepayments) of any Parent Entity;

(g)           any assets of or relating to any Benefit Plan (other than any assets of or relating to any Benefit Plan to the extent transferred pursuant to Section 5.06);

(h)           all Shared Contracts;

(i)            all credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits, prepaid items and duties, to the extent related to any asset that is not a Transferred Asset;

(j)            all Intracompany Receivables;

(k)           any and all accounts and notes receivable of Parent or another Parent Entity (other than accounts receivable referred to in Section 2.01(b)(xii));

(l)             the assets listed on Section 2.02(l) of the Disclosure Schedule; and

(m)           all rights of Parent and its Affiliates under, and all consideration received by Parent and its Affiliates pursuant to, this Agreement or any other Transaction Document, subject to the terms hereof and thereof.

Section 2.03           Assumption of Assumed Liabilities. On the terms, and subject to the conditions of, this Agreement, and subject to Section 2.04, at the Closing, Buyer shall, or shall procure that its designated Subsidiaries shall, assume and become responsible for, and pay, perform and discharge when due, effective as of the Closing, all Liabilities of Parent or other Parent Entities to the extent relating to, arising out of or in connection with the Business or the Transferred Assets, whether arising prior to, on or after the Closing, in each case that are not Excluded Liabilities (such Liabilities, together with all Liabilities of the Business Companies, which are transferred to Buyer (or its designated Subsidiaries) through the transfer of the Shares, the “Assumed Liabilities”); provided that the assumption of certain Assumed Liabilities in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a assumption of such Assumed Liability shall be effected pursuant to Local Transfer Documents as further described in Section 2.13. Buyer hereby guarantees the performance and discharge when due and/or payable of all Assumed Liabilities assumed by any Affiliate of Buyer. Solely for purpose of non-exhaustive illustration, the Assumed Liabilities shall include:

(a)            all Liabilities to the extent relating to or arising out of the conduct, ownership or operation of the Business or relating to or arising out of the Transferred Assets, in each case regardless of whether arising prior to, on or after the Closing;

(b)           all Liabilities to the extent relating to, arising out of or in connection with products and services manufactured, sold, delivered or otherwise provided by the Business, at any time prior to, on or after the Closing Date, including any warranty claims related thereto;

(c)           all Liabilities under any Permitted Lien to the extent related to any Transferred Asset;

(d)           all Liabilities relating to, arising out of or in connection with Business Guarantees;

(e)           the Assumed Tax Liabilities;

(f)            all accrued expenses of the Parent Entities to the extent related to the Business (or otherwise taken into account in the determination of the Final Closing Date Working Capital);

(g)           all accounts payable (other than Intracompany Payables) to the extent Related to the Business or any Assumed Liability (or otherwise taken into account in the determination of the Final Closing Date Working Capital); and

(h)           all Liabilities for which Buyer or its Affiliates (including the Business Companies) are responsible pursuant to Section 5.06.

Section 2.04           Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, Parent and its Affiliates (other than the Business Companies) shall retain, and Buyer shall not assume, (a) any Liabilities to the extent relating to, arising out of or in connection with the conduct, ownership or operation of the Retained Businesses, (b) any Liabilities to the extent relating to, arising out of or relating to any Excluded Asset, (c) the Liabilities listed under Section 2.04(c) of the Disclosure Schedule or (d) any Liabilities under the Benefit Plans (other than the Company Benefit Plans), including any such Benefit Plan that is a defined benefit pension plan, including Liabilities under any such Benefit Plan in respect of the period prior to or on the Closing, which have historically been allocated to any Business Company in the Financial Statements (including worker’s compensation, health insurance and benefit program matches) (“Excluded Liabilities”), and, as between Buyer and Parent, Parent and its applicable Affiliates shall be responsible for, and shall discharge and perform when due and/or payable, all Excluded Liabilities.

Section 2.05           Closing. The closing of the transactions contemplated by this Agreement (including the Sale) (the “Closing”) shall take place by teleconference, videoconference or through electronic exchange of transaction documents on (a) the fifth Business Days after the date all of the conditions to the Closing set forth in Article VI (other than those conditions that, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) shall have been satisfied or waived by the Party entitled to waive the same; provided, however, that, if the date on which the Closing would otherwise occur pursuant to this clause (a) is before April 1, 2025, the Closing shall occur on April 1, 2025 and shall be deemed to be effective as of 12:01 a.m. Eastern Time on April 1, 2025; provided further that if the date on which the Closing would otherwise occur pursuant to this clause (a) falls on the second, third, or fourth Business Day of a month, Buyer shall have the right, by written notice to Parent no later than eight Business Days prior to the first Business Day of such month, to cause the Closing to occur on the first Business Day of such month; or (b) such other date as the Parties may agree in writing. By way of example, if Buyer and Parent are aware that the Closing would otherwise occur pursuant to Section 2.05(a) on April 2, 2025, but Buyer provides written notice to Parent no later than March 20, 2025 (which is eight Business Days prior to April 1, 2025) of its desire to cause the Closing to occur on April 1, 2025, then the Closing will occur on April 1, 2025 as opposed to April 2, 2025. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. All proceedings to be taken and all documents to be executed and delivered by the Parties on Closing will be deemed to have been take and executed simultaneously, and no proceeding will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

Section 2.06           Purchase Price. On the terms, and subject to the conditions, set forth in this Agreement, the aggregate purchase price to be paid by Buyer or its designated Affiliates to Parent or its designated Affiliates (the “Purchase Price”) for the Transferred Assets and the Shares, in addition to the assumption of the Assumed Liabilities, shall equal, without duplication, (a) $1,800,000,000, plus (b) the Closing Date Cash, minus (c) the Closing Date Indebtedness, minus (d) the Negative Working Capital Amount, if any, plus (e) the Positive Working Capital Amount, if any, minus (f) the Transaction Expenses.

Section 2.07           Determination of Estimated Purchase Price.

(a)            No fewer than five Business Days prior to the Closing Date, Parent shall deliver, or cause to be delivered, to Buyer a statement, substantially in the form of Exhibit F (the “Estimated Closing Statement”) that sets forth Parent’s good-faith estimates of (a) the Closing Date Cash, (b) the Closing Date Indebtedness, (c) the Closing Date Working Capital (and the Negative Working Capital Amount or the Positive Working Capital Amount, as applicable), (d) the Transaction Expenses and (e) the calculation of the Purchase Price based on the foregoing estimates (the “Estimated Purchase Price”), in each case prepared in accordance with the applicable definitions set forth in this Agreement and, to the extent applicable, in accordance with the Accounting Rules, together with reasonably detailed supporting documentation used to calculate the foregoing amounts.

(b)            No fewer than seven Business Days prior to the Closing Date, Parent shall deliver, or cause to be delivered, to Buyer: a preliminary Estimated Closing Statement for information purposes only (which shall not be considered the Estimated Closing Statement for any purpose hereunder), in each case prepared in accordance with the applicable definitions set forth in this Agreement and, to the extent applicable, in accordance with the Accounting Rules, together with reasonably detailed supporting documentation used to calculate the foregoing amounts.

(c)            In preparation of the Estimated Closing Statement to be finally delivered as set forth in the immediately preceding sentence, Parent shall consider any good faith, comments provided by Buyer to such preliminary Estimated Closing Statement no fewer than six Business Days prior to the Closing Date; provided that (i) Buyer shall not have any right to delay or prevent the Closing or the payment of the Estimated Purchase Price as a result of any disagreement with Parent’s estimates set forth in the Estimated Closing Statement and (ii) Parent shall not be required to accept any comment made by Buyer and Parent shall be entitled to determine the contents of the Estimated Closing statement in its sole discretion (it being understood that any such determination of the contents of the Estimated Closing Statement by Parent or payment of the Estimated Purchase Price by Buyer shall be without prejudice to the rights of any Party under Section 2.09).

Section 2.08           Payment of Estimated Purchase Price. At the Closing, Buyer shall pay (or cause to be paid) the Estimated Purchase Price, to Parent or an Affiliate of Parent designated by Parent, by wire transfer of immediately available funds to the account or accounts designated by Parent in writing to Buyer at least five Business Days prior to the Closing Date (it being understood that the Estimated Purchase Price may be allocated among Parent and its designated Affiliates in such manner as Parent may specify in writing). If Buyer elects for the payments to be made pursuant to this Section 2.08 through a disbursement or paying agent, Buyer may appoint Wilmington Trust, National Association, or such other bank or trust company organized and located in the United States and reasonably acceptable to Parent, to make such payments. In such case, Buyer shall enter into a customary disbursement or paying agent agreement (which shall be in a form reasonably acceptable to Parent) with such agent reasonably in advance of the Closing to ensure that all payments will be made in accordance with this Section 2.08 at the Closing.

Section 2.09           Purchase Price Adjustment.

(a)            Within 90 days following the Closing Date, Buyer shall prepare and deliver to Parent a statement, substantially in the form of Exhibit G (the “Post-Closing Statement”) that sets forth Buyer’s calculation of (i) the Closing Date Cash, (ii) the Closing Date Indebtedness, (iii) the Closing Date Working Capital (and the Negative Working Capital Amount or the Positive Working Capital Amount, as applicable), (iv) the Transaction Expenses and (v) the calculation of the Purchase Price based on the foregoing clauses (i) through (iv), in each case prepared in accordance with the applicable definitions set forth in this Agreement and, to the extent applicable, in accordance with the Accounting Rules. Buyer and Parent acknowledge and agree that no adjustment shall be made to the Target Working Capital. If Buyer fails to deliver the Post-Closing Statement within the time-period specified above, then, at Parent’s sole option either (A) the Estimated Closing Statement shall be final and binding on the Parties and shall constitute the Final Closing Statement and shall not be subject to any further claim or challenge by any Party or (B) Parent will have 90 days from and after the deadline for the delivery of the Post-Closing Statement by Buyer (the “Parent Preparation Period”) to prepare and deliver to Buyer the Post-Closing Statement. The Parties agree that the purpose of preparing the Post-Closing Statement is solely to (x) accurately measure the Final Closing Date Cash, Final Closing Date Indebtedness, Final Closing Date Working Capital and Final Transaction Expenses (and measure the difference, if any, in the Final Closing Date Working Capital from the Target Working Capital) and (y) calculate the Purchase Price, and not to permit the introduction of different accounting policies, principles, procedures, practices, methodologies, estimates, judgments (including any management judgment) from the Accounting Rules for the purpose of calculating these items and the Purchase Price.

(b)           After delivery of the Post-Closing Statement by Buyer or during the Parent Preparation Period, as applicable, Buyer and the Business Companies shall reasonably cooperate with and shall provide Parent and its authorized officers, employees and other Representatives with reasonable access during normal business hours, upon reasonable prior notice, to the books and records (including accountants’ work papers, schedules, memoranda and other documents; provided that Buyer and its advisors may require, as a condition of such access, the execution of customary access letters) and supporting data of Buyer and the Business Companies used in connection with the preparation of the Post-Closing Statement or reasonably necessary for Parent to prepare the Post-Closing Statement (if applicable); provided further that such access does not unreasonably interfere with the business and operations of Buyer and the Business Companies.

(c)           On or prior to the date that is 45 days following the applicable Party’s receipt of the Post-Closing Statement (such period, the “Review Period” and such Party, the “Receiving Party”), the Receiving Party may object to any calculation contained in the Post-Closing Statement by delivering to the other Party a written statement (the “Statement of Objections”) setting forth any such objection in reasonable detail, indicating each disputed item (the “Disputed Items”), the basis of each disputed item and including the Receiving Party’s calculation thereof to the extent practicable. After the Closing, Buyer and the Business Companies shall be deemed to be a single Party for the purposes of this Section 2.09.

(d)           If the Receiving Party does not deliver the Statement of Objections during the Review Period, then the Post-Closing Statement shall constitute the Final Closing Statement, and the calculation of the Purchase Price based thereon shall be final and binding on all Parties. If the Receiving Party delivers the Statement of Objections during the Review Period, the Parties shall negotiate in good faith to resolve each Disputed Item set forth in the Statement of Objections within 30 days after the delivery of the Statement of Objections (such period, as may be extended by written agreement of the Parties in their respective sole discretions, the “Resolution Period”), and in connection with such good-faith negotiations, each Party shall provide the other Party and its authorized officers, employees and other Representatives with reasonable access during normal business hours, upon reasonable prior notice, to the books, records (including accountants’ work papers, schedules, memoranda and other documents; provided that a Party and its advisors may require, as a condition of such access, the execution of customary access letters) and supporting data of such Party prepared or reviewed in connection with the preparation of the Post-Closing Statement and the Statement of Objections, as applicable, and, if each Disputed Item in the Statement of Objections is resolved by written agreement of the Parties within the Resolution Period, the Post-Closing Statement, modified to reflect such changes as have been agreed in writing by the Parties with respect to the Disputed Items set forth in the Statement of Objections, shall constitute the Final Closing Statement, and the calculation of the Purchase Price based thereon (as so modified) shall be final and binding on the Parties. All discussions related to such negotiations within the Resolution Period shall (unless otherwise agreed by the Parties in their respective sole discretions) be governed by Rule 408 of the Federal Rules of Evidence (in effect as of the date of this Agreement) and similar state rules. If the Parties fail to reach an agreement with respect to all of the Disputed Items set forth in the Statement of Objections before expiration of the Resolution Period, then the Parties shall, as promptly as practicable and, in any event, within 10 Business Days following the end of the Resolution Period, refer the calculation of any Disputed Item remaining in dispute (the “Disputed Amounts”) for resolution to Grant Thornton, or if such firm declines to be retained to resolve the dispute (or if the parties mutually agree otherwise), another independent and internationally recognized certified public accounting firm to be mutually agreed by the Parties in good faith (the “Independent Accountant”).

(e)            Buyer and Parent shall execute a customary engagement letter with the Independent Accountant, shall reasonably cooperate with the Independent Accountant during the term of its engagement, and shall provide the Independent Accountant, at the time of such engagement, with the Post-Closing Statement, the Statement of Objections and each of Buyer’s and Parent’s calculations (together with supporting documentation) of any Disputed Amounts. Parent and Buyer shall also furnish the Independent Accountant with such other information and documents as the Independent Accountant may reasonably request in order for it to resolve the Disputed Amounts. Buyer and Parent shall request that the Independent Accountant, within 30 days of its referral, make a final, written determination as to the Disputed Amounts. Neither Buyer nor Parent nor any of their respective Affiliates or Representatives shall have or conduct any communication, whether written or oral, with the Independent Accountant without the other Party either being present or concurrently receiving a written copy of any such communication. Neither Buyer nor Parent or any of their respective Affiliates or Representatives shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purpose, any settlement discussion or settlement offer made by or on behalf of Buyer or Parent, unless otherwise agreed in writing by Buyer and Parent. Parent and Buyer shall instruct the Independent Accountant to only resolve the Disputed Amounts and the decision of the Independent Accountant for each Disputed Amount must be within the range of values assigned to such Disputed Amount in the Post-Closing Statement and the Statement of Objections, respectively. The Independent Accountant shall act as expert, and not as arbitrator. Buyer and Parent shall instruct the Independent Accountant to make its determination based solely on written submissions by Buyer and Parent (to the extent such submissions are in accordance with this Agreement) and only in accordance with the terms of this Agreement and to the extent applicable, the Accounting Rules (i.e., not on the basis of an independent review). The Post-Closing Statement, as modified based on any applicable agreement of Parent and Buyer and the determination of the Independent Accountant in accordance with this Section 2.09 with respect to any Disputed Amounts, shall constitute the Final Closing Statement, and the calculation of the Purchase Price based thereon shall be final and binding upon all Parties, on the date the Independent Accountant delivers its final determination in writing to Buyer and to Parent. The final determination of the Independent Accountant shall be enforceable to the same extent as an arbitral award pursuant to the Federal Arbitration Act in any court of competent jurisdiction.

(f)            The fees, costs and expenses of the Independent Accountant incurred in the resolution of the Disputed Amounts shall be allocated to and paid by Buyer, on the one hand, and Parent, on the other hand, based on the percentage which the portion of the contested Disputed Amounts not awarded to each Party bears to the amount actually contested by such Party. For example, if closing accounts receivable is the only Disputed Amount, Buyer claims that closing accounts receivable is $500 less than the amount determined by Parent, and if the Independent Accountant ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated 60% (i.e., 300 ÷ 500) to Parent and 40% (i.e., 200 ÷ 500) to Buyer and paid by the Parties in such proportions.

(g)           For purposes of this Agreement, the “Final Closing Date Cash”, “Final Closing Date Indebtedness”, “Final Closing Date Working Capital” and “Final Transaction Expenses” means the Closing Date Cash, Closing Date Indebtedness, Closing Date Working Capital and Transaction Expenses, respectively, as finally agreed or determined in accordance with this Section 2.09.

(h)            No later than five Business Days after the Purchase Price has been finally determined based on the Final Closing Statement pursuant to this Section 2.09 (as so finally determined, the “Final Purchase Price”), the following actions shall be taken and payment, if any, shall be made, by wire transfer of immediately available funds to the account (or accounts) specified in writing by Parent or Buyer, as applicable:

(i)          If the Final Purchase Price is greater than the Estimated Purchase Price (the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, the “Positive Adjustment Amount”), Buyer shall pay, or cause to be paid, to Parent or an Affiliate of Parent designated by Parent by wire transfer of immediately available funds an amount in cash equal to the Positive Adjustment Amount (it being understood that the Positive Adjustment Amount may be allocated among Parent and its designated Affiliates in such manner as Parent may specify in writing).

(ii)         If the Estimated Purchase Price is greater than the Final Purchase Price (the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, the “Negative Adjustment Amount”), Parent shall pay, or cause to be paid, to Buyer by wire transfer of immediately available funds, an amount in cash equal to the Negative Adjustment Amount.

(iii)        If the Final Purchase Price is equal to the Estimated Purchase Price, then no Party shall pay any adjustment amount pursuant to this Section 2.09(h).

(i)             On payment of the amounts provided in Section 2.09(h), no Party may make or assert any claim under this Section 2.09 or otherwise for any matter finally agreed or determined in accordance with this Section 2.09.

(j)             Notwithstanding anything to the contrary contained in this Agreement, (i) the process and adjustment set forth in this Section 2.09 shall be the sole and exclusive remedy of the Parties with respect to items required hereunder to be included or reflected in the calculation of the Final Purchase Price and (ii) without limiting the generality of the foregoing, (A) Buyer’s right, if any, to receive a payment pursuant to Section 2.09(h)(ii) shall be Buyer’s sole and exclusive remedy in the event that the Estimated Purchase Price is greater than the Final Purchase Price and (B) Parent’s right, if any, to receive a payment pursuant to Section 2.09(h)(i) shall be Parent’s sole and exclusive remedy in the event that the Final Purchase Price is greater than the Estimated Purchase Price.

(k)            Buyer and Parent shall treat any payment under this Section 2.09 as an adjustment to the Purchase Price for U.S. federal Income Tax purposes (and relevant state, local and foreign Income Tax purposes) to the extent in accordance with applicable Law and shall take such payment into account in the Purchase Price Allocation Schedule pursuant to Section 2.10.

Section 2.10           Purchase Price Allocation. Parent shall prepare and deliver to Buyer no later than 60 days following the determination of the Final Closing Statement a proposed allocation (to the extent required by applicable Tax Law) of the Purchase Price and any additional amounts treated as consideration for applicable Tax purposes, prepared in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and other applicable Tax Law (the “Purchase Price Allocation Schedule”), provided that to the extent the Parties reasonably determine that the allocation (or a portion of the allocation) is required before such time, they shall reasonably cooperate for such purpose. Buyer shall have a period of 30 days after the delivery of the Purchase Price Allocation Schedule (the “Response Period”) to present in writing to Parent a notice of any objections that Buyer may have to the allocations set forth therein (an “Objections Notice”). Unless Buyer submits an Objections Notice in compliance with the preceding sentence within the Response Period, the Purchase Price Allocation Schedule delivered by Parent shall be binding on the Parties without further adjustment, absent manifest error. If Buyer submits a valid Objections Notice within the Response Period, the Parties shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the Parties fail to agree within 15 Business Days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Accountant. All of the corresponding costs, fees and expenses of the Independent Accountant shall be borne in accordance with Section 2.09(f). No Party shall take, or permit any of its Affiliates to take, any position inconsistent with the Purchase Price Allocation Schedule (as agreed or deemed final) for any applicable Tax purpose, unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law); provided however that no such determination shall have any effect on the Purchase Price and the Parties hereby agree that no adjustment shall be made to any such payment. To the extent that any payments are made under this Agreement after the Purchase Price Allocation Schedule is finalized that are treated as additional consideration or an adjustment to consideration paid for applicable Tax purposes, such amounts shall be allocated consistently with the Purchase Price Allocation Schedule.

Section 2.11           Closing Deliverables.

(a)            Closing Deliverables of Parent. At or prior to the Closing, Parent shall deliver, or cause to be delivered, to Buyer:

(i)          with respect to Shares of the Transferred Companies (A) organized in the United States, (1) if any of such Shares are certificated, certificates representing such Shares, duly endorsed in blank or accompanied by a stock power duly endorsed in blank in proper form for transfer or (2) if any of such Shares are uncertificated, appropriate instruments of transfer with respect thereto and (B) organized outside the United States, any applicable Local Transfer Documents contemplated by Section 2.13 and any deliverables required thereby;

(ii)         letters of resignation of, or evidence of removal, as applicable, for, each of the directors or officers (or equivalent) of the Transferred Companies as Buyer may request on or before the fifth Business Day prior to the Closing, with such resignations and removals, as applicable, to be effective as of the Closing;

(iii)        the certificate, duly executed on behalf of Parent by an authorized officer of Parent, dated as of the Closing Date, contemplated by Section 6.02(c);

(iv)        a duly completed and executed IRS Form W-9 of each of Parent and each applicable Subsidiary of Parent set forth on Section 2.11(a)(iv) of the Disclosure Schedule;

(v)         a duly completed and executed IRS Form W-8 of each applicable Subsidiary of Parent set forth on Section 2.11(a)(v) of the Disclosure Schedule (in each case, with appropriate attachments);

(vi)        a copy of the Specified Indebtedness Documents duly executed by the applicable agent on behalf of the Persons to whom the applicable Specified Indebtedness is owed (together with any related release documentation), required to be delivered by Parent pursuant to Section 5.16;

(vii)       a duly executed counterpart of the TSA;

(viii)      a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(ix)         a duly executed counterpart of the IP Assignments;

(x)         duly executed counterparts of each Local Transfer Document;

(xi)         copies of duly executed and acknowledged quit claim deed(s) to be submitted for recordation with the applicable recording office (or its local equivalent) concurrent with the Closing and evidencing the transfer of the Transferred Owned Real Property; and

(xii)        such other instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Buyer, as may be necessary to effect Buyer’s assumption of the Assumed Liabilities and the effective assignment of the Transferred Assets, in each case duly executed by Parent or its applicable Affiliates.

(b)           Closing Deliverables of Buyer. At or prior to the Closing, Buyer shall deliver, or cause to be delivered, to Parent (or its designated Affiliate):

(i)          an amount in cash equal to the Estimated Purchase Price by wire transfer of immediately available funds in accordance with Section 2.08;

(ii)         the certificate, duly executed on behalf of Buyer by an authorized officer of Buyer, dated as of the Closing Date, contemplated by Section 6.03(c);

(iii)        a duly executed counterpart of the TSA;

(iv)        a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(v)         a duly executed counterpart of the IP Assignments;

(vi)        duly executed counterparts of each Local Transfer Document; and

(vii)       such other instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Parent, as may be necessary to effect Buyer’s assumption of the Assumed Liabilities and the effective assignment of the Transferred Assets, in each case duly executed by Buyer or its applicable Affiliates.

Section 2.12           Non-Assignability of Assets.

(a)            Notwithstanding anything to the contrary set forth in this Agreement, to the extent that the transfer or attempted transfer to Buyer of any asset that would be a Transferred Asset is (i) prohibited by any applicable Law or (ii) without a Permit or Consent would (A) constitute a breach or other contravention of Law or Contract, (B) subject any Parent Party or Buyer Party to civil or criminal liability, (C) be ineffective, void or voidable or (D) adversely affect the rights thereunder of any Parent Party or Buyer Party and such Consent has not been obtained prior to the Closing, then in each case the Closing shall proceed without the transfer of such asset. In the event the Closing proceeds without the transfer of any such asset, then such asset shall still be regarded as a Transferred Asset for purposes of the calculations required under Section 2.09, and in no event shall the Estimated Purchase Price or the Final Purchase Price payable by Buyer be reduced or deferred in respect of any asset. For a period of 12 months after the Closing, the Parties shall use their commercially reasonable efforts to promptly obtain such Permit or Consent (if the failure to transfer is as a result of (ii) above). Pending obtaining such Permit or Consent or the transfer of the Transferred Asset, Parent and Buyer shall use their commercially reasonable efforts to cooperate with each other to agree to any reasonable and lawful arrangements designed to provide Buyer with the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to Buyer to the extent contractually permissible. Once the required Permit or Consent is obtained, Parent shall, or shall cause its applicable Subsidiaries to, transfer such asset to Buyer at no additional cost to Buyer. No Parent Entity shall have any Liability to Buyer arising out of or relating to the failure to obtain any such Permit or Consent that may be required in connection with the transactions contemplated by this Agreement or the other Transaction Documents or any circumstances or consequences resulting therefrom (including any failure to transfer of any assets). For so long as Parent holds any Transferred Assets and provides to Buyer any claims, rights and benefits of any such Transferred Assets pursuant to an arrangement described in this Section 2.12, Buyer shall indemnify and hold harmless Parent from and against all Losses incurred or asserted as a result of Parent’s post-Closing direct or indirect ownership, management or operation of any such Transferred Assets. To the extent permitted by Law and contractually permissible, the conveyance, transfer, assignment, delivery, subcontract or allocation of any such Transferred Asset to Buyer shall be treated as occurring immediately prior to the Closing.

(b)            In furtherance of the covenants of the Parties set forth in Section 2.12(a), the Parties shall, and shall cause its Affiliates to, take all actions and execute, acknowledge and deliver all documents as are reasonably necessary to facilitate the transfer of the Transferred Assets and assumption of the Assumed Liabilities, whether before or after the Closing Date, including the establishment and registration of legal entities in applicable jurisdictions as may be reasonably necessary to operate the Business from and following the Closing Date.

Section 2.13           Local Transfer Documents. The Parties shall negotiate in good faith prior to the Closing to enter into any agreement, transfer document or other instrument necessary to give effect to the transfer of title of any Shares or Transferred Assets, or to effectuate the assumption of the Assumed Liabilities, in any jurisdictions outside of the United States (the “Local Transfer Documents”). The Parties agree that any Local Transfer Document shall include only such provisions as are required by applicable Law to give effect to such transfer and assumption and serve purely to effect the legal transfer of the applicable Transferred Company, Transferred Assets or Assumed Liabilities in a jurisdiction outside of the United States, and shall not enlarge, affect, amend, waive or modify the rights or remedies of the Parties with regard to such transfers and assumptions or any other rights and obligations of the Parties set forth in this Agreement. In the event of any inconsistency or conflict between any Local Transfer Document and this Agreement, the provisions of this Agreement shall prevail and to the extent permissible under the Laws of the relevant jurisdiction, the Parties shall procure that the provisions of the relevant Local Transfer Document are adjusted, to the extent necessary, to give effect to the provisions of this Agreement.

Section 2.14           Withholding. Notwithstanding anything to the contrary herein, Buyer shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount paid or deliverable in connection with the transaction contemplated hereunder such amount as is required to be deducted and withheld under applicable Law; provided that (i) Buyer acknowledges and agrees that, as of the date of this Agreement (and assuming Parent delivers to Buyer the IRS Forms required pursuant to Section 2.11(a)), no U.S. withholding Taxes are applicable to the payment of the Purchase Price (or any adjustment to the Purchase Price pursuant to Section 2.09) (ii) Buyer shall provide (a) notice of its intent to withhold at least 15 days prior to withholding any amount pursuant to this Section 2.14 and (b) Parent with a reasonable opportunity to deliver such documentation that establishes a basis to reduce the amount of, or eliminate the necessity for, such withholding. Parent shall reasonably cooperate with Buyer in determining the amount of withholding under applicable Law (including by providing calculations regarding the relevant Parent Entity’s applicable gains and information underlying such calculations). Buyer shall reasonably cooperate with Parent to eliminate or minimize any such withholding in accordance with applicable Law, and shall timely remit such amount that is deducted or withheld to the appropriate Governmental Entity. To the extent any such amounts are withheld pursuant to the preceding sentence and in compliance with this Section 2.14, such amounts shall be treated as paid to the Person in respect of whom such withholding was made.

Section 2.15           Wrong Pockets. At any time within 12 months after the Closing, but, in each case, subject to the TSA:

(a)            If any Party discovers that Buyer or any of its Affiliates holds any Excluded Asset, or that any Excluded Liability was erroneously assumed by Buyer or any of its Affiliates, each of Buyer and Parent shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to, promptly transfer such Excluded Asset to Parent (or its designated Affiliate) or cause such Excluded Liability to be assumed by Parent (or its designated Affiliate) in each case for no consideration at Parent’s expense; provided that none of Buyer, Parent or any of their respective Affiliates shall be required to commence any litigation or offer to pay any money or otherwise grant any accommodation to any third party in consideration therewith; provided further that, to the extent permitted by applicable Law, any such Excluded Asset transferred or Excluded Liability assumed under this Section 2.15(a) shall be treated for applicable Tax purposes as retained by Parent.

(b)            If any Party discovers that any Parent Entity holds any Transferred Asset or that any Assumed Liability has not been assumed by Buyer or its Affiliates, each of Buyer and Parent shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to promptly transfer such Transferred Asset to Buyer (or its designated Affiliate) or cause such Assumed Liability to be assumed by Buyer (or its designated Affiliate) in each case for no consideration and at Buyer’s expense; provided that none of Buyer, Parent or any of their respective Affiliates shall be required to commence any litigation or offer to pay any money or otherwise grant any accommodation to any third party in consideration therewith; provided further that, to the extent permitted by applicable Law, any such Transferred Asset transferred or Assumed Liability assumed under this Section 2.15(b) shall be treated for applicable Tax purposes as having been transferred to or assumed by Buyer at the time of Closing.

(c)            If any Parent Entity receives any money or check that is properly payable in respect of the Business any Business Company, or a Transferred Asset, Parent shall, or shall cause the applicable Parent Entity to, promptly turn over and pay or deliver to Buyer (or its designated Affiliate) the check or an equal amount in cash, in Parent’s sole discretion, along with any documentation relating thereto provided with such money or check.

(d)            If Buyer or any of its Affiliates (including any Business Company) receives any money or check that is properly payable in respect of the Retained Business, a Parent Entity or an Excluded Asset, Buyer shall, or shall cause its applicable Affiliate (including the applicable Business Company) to, promptly turn over and pay or deliver to Parent (or its designated Affiliates) the check or an equal amount in cash, in Buyer’s sole discretion, along with any documentation relating thereto provided with such money or check.

Article III
REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the Disclosure Schedule (and subject to Section 9.09(b)) and (b) with respect to any Excluded Asset or Excluded Liability, Parent hereby represents and warrants to Buyer as follows:

Section 3.01           Organization and Qualification.

(a)            Parent is a corporation, validly existing and in good standing under the Laws of the State of South Carolina. Each Transferred Company is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction in which it is organized or in which it is incorporated. Parent, each Transferred Company and each Share Transferor (i) has the requisite power and authority to own, lease and operate their properties and assets and to carry on their business as currently conducted and (ii) is qualified to do business as a foreign entity, and, to the extent such concept is recognized, is in good standing, in each jurisdiction where the ownership, leasing or operation of the Business or conduct of the Transferred Assets, as the case may be, conducted by it requires such qualification, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b)            Parent has made available to Buyer true, correct and complete copies of each of the Transferred Companies’ Organizational Documents as in effect as of the date hereof. The Transferred Companies’ Organizational Documents are in full force and effect, and the Transferred Companies are not in violation of their Organizational Documents, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.02           Capitalization of the Transferred Companies. Each Transferred Company’s authorized and outstanding Equity Securities (to the extent applicable) as of the date hereof is as set forth on Section 3.02 of the Disclosure Schedule. At the Closing, Parent will deliver or cause to be delivered to Buyer good, valid and marketable title to the Shares, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). The Shares are duly authorized, validly issued, (to the extent such concepts are recognized) fully paid and non-assessable and have not been issued in violation of any preemptive rights, subscription rights, rights of first refusal or first offer or other similar rights. Except for this Agreement, there are no outstanding or authorized subscriptions, options, warrants, convertible or exchangeable securities, puts, calls, commitments (contingent or otherwise) or Contracts (a) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of any Equity Securities of the Transferred Companies, (b) restricting the transfer of any Equity Securities of the Transferred Companies, (c) relating to the voting of any Equity Securities of the Transferred Companies or (d) subjecting the Shares to any outstanding Liens. There are no outstanding or authorized profits interests, stock appreciation, phantom stock or similar rights with respect to the Equity Securities of the Transferred Companies to which any Transferred Company is a party or by which it is bound. The Transferred Companies have no authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter. Parent has, directly or indirectly through certain wholly owned Subsidiaries of Parent, good, valid and marketable legal and beneficial title to all of the Shares, free and clear of any Liens.

Section 3.03           Business Subsidiaries.

(a)            Section 3.03 of the Disclosure Schedule contains a true, correct and complete list as of the date hereof of each of the Business Subsidiaries, together with its jurisdiction of organization and the percentage of the outstanding Equity Securities in such Subsidiary owned, directly or indirectly, by the applicable Transferred Company. All of the issued and outstanding Equity Securities of the Business Subsidiaries are duly authorized, validly issued, (to the extent such concepts are recognized) fully paid and non-assessable and have not been issued in violation of any preemptive rights, subscription rights, rights of first refusal or first offer or other similar rights. The Equity Securities of the Business Subsidiaries set forth on Section 3.03 of the Disclosure Schedule are owned, directly or indirectly, of record and beneficially by the applicable Transferred Company, as set forth therein, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth in Section 3.03 of the Disclosure Schedule, the Transferred Companies do not own, directly or indirectly, any Equity Securities of any Person other than the Business Subsidiaries.

(b)            Except for this Agreement, there are no outstanding or authorized subscriptions, options, warrants, convertible or exchangeable securities, puts, calls, commitments (contingent or otherwise) or Contracts (i) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of any Equity Securities of any Business Subsidiary, (ii) restricting the transfer of any Equity Securities of any Business Subsidiary, (iii) relating to the voting of any Equity Securities of any Business Subsidiary or (iv) subjecting the Equity Securities of any Business Subsidiary to any outstanding Liens.

(c)            Each of the Business Subsidiaries (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized or incorporated (in each case, to the extent such concept is recognized), (ii) has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and (iii) is duly qualified to do business as a foreign entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of the Business requires such qualification, in each case under (ii) and (iii), except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.04           Authority. Each of Parent, the Transferred Companies, the Share Transferors and the Subsidiary Transferors, as applicable, has the requisite power and authority (including all necessary corporate or other organizational power and authority) to enter into, execute, deliver and perform this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent, each Transferred Company, each Share Transferor and each Subsidiary Transferor, as applicable, of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar organizational action (as applicable), and no additional corporate proceeding on the part of Parent, any Transferred Company, any Share Transferor or any Subsidiary Transferor, as applicable, is necessary to authorize the execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is or will be a party or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery of this Agreement by Buyer) constitutes the valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

Section 3.05           Dividends. All dividends or distributions declared, made or paid by any Business Companies have been declared, made or paid in accordance with their corporate documents, all applicable Laws and regulations and any agreements or arrangements made with any party regulating the payment of dividends and distributions.

Section 3.06           [Reserved]

Section 3.07           [Reserved]

Section 3.08           No Conflict; Required Filings and Consents.

(a)            No Consent of or from, any Governmental Entity is required on the part of Parent, any Business Company, Share Transferor or any Subsidiary Transferor for the execution and delivery by Parent, the Transferred Companies, the Share Transferor and the Subsidiary Transferors, as applicable, of this Agreement and each Transaction Document to which they are or will be a party, the performance of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, as applicable, except, in each case, (i) compliance with any applicable requirement of any applicable Antitrust Laws, (ii) as set forth in Section 3.08(a) of the Disclosure Schedule and (iii) any such filing, notice, approval, consent or authorization, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, or prevent or materially impede or delay the ability of Parent, the Transferred Companies, the Share Transferors and the Subsidiary Transferors to consummate the transactions contemplated by this Agreement.

(b)            Assuming compliance with any applicable requirement of any applicable Antitrust Laws and with the items set forth in Section 3.08(a) of the Disclosure Schedule, neither the execution, delivery nor performance of this Agreement or any Transaction Document by Parent, the Transferred Companies or the Subsidiary Transferors, as applicable, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, default under, or violation of any provision of the Organizational Documents of Parent, the Business Companies or the Subsidiary Transferors, (ii) result in a breach or violation of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any Material Contract or (iii) violate any Law or Order applicable to Parent, the Business Companies or the operations or conduct of the Business, except, in the case of each of the foregoing clauses (ii) and (iii), for such conflicts, breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, or prevent or materially impede or delay the ability of Parent to consummate the transactions contemplated by this Agreement.

Section 3.09           Financial Statements. Attached to Section 3.09 of the Disclosure Schedule are the following: (a) the audited combined balance sheets of the Business as of December 31, 2023 and December 31, 2022, and the related combined statements of income, business unit equity and cash flows for the years then ended and (b) the combined unaudited balance sheets of the Business as of September 30, 2024, and the related combined statements of income, business unit equity and cash flows for the 9 months then ended (the “Latest Balance Sheet”) (the statements identified in clauses (a) and (b), collectively, the “Financial Statements”). The Financial Statements: (i) each were extracted from the books and records of Parent, (ii) were prepared in accordance with GAAP and (iii) present fairly, in all material respects, the financial condition and results of operation of the Business as of the dates and for the periods referred to therein. Notwithstanding anything to the contrary in this Section 3.09, Buyer acknowledges that, throughout the respective periods covered by the Financial Statements (x) the Business has not operated as a separate stand-alone entity but rather has operated as a consolidated unit within Parent and its Subsidiaries and has reported its results only as part of the consolidated financial statements of Parent, (y) a set of stand-alone financial statements has not historically been prepared for the Business and (z) the Financial Statements have been prepared from Parent’s historical accounting records and are not presented on a stand-alone basis. As a result, Buyer acknowledges that the Financial Statements (i) include costs recharged by Parent for services provided to the Business Companies, such costs having been allocated based on the reasonable estimates of Parent, (ii) do not include certain costs necessary to operate the Business on a stand-alone basis and (iii) are not necessarily indicative of what the results of operations, financial position or cash flows of the Business on a stand-alone basis have been in any past period or at any past date or will be in the future.

Section 3.10           No Undisclosed Liabilities. Except as and to the extent specifically disclosed, accrued or specifically reflected and reserved against in the Latest Balance Sheet (or the notes thereto) or for Liabilities (a) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby (including Transaction Expenses) or the process relating thereto, (b) incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation) (c) constituting Excluded Liabilities, or (d) incurred following the date of this Agreement in compliance with (and to the extent addressed by) Section 5.01, the Business does not have any material Liabilities that would be required by GAAP to be reflected on a combined balance sheet of the Business Companies.

Section 3.11           Absence of Certain Changes.

(a)           Since the date of the Latest Balance Sheet through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business, except in connection with this Agreement and the transactions contemplated hereby and the process related thereto.

(b)           Since the date of the Latest Balance Sheet, there has not occurred any Effect that has had, or would be reasonably be expected to have, a Business Material Adverse Effect.

Section 3.12           Compliance with Laws; Permits.

(a)           The Business is not being conducted, and since January 1, 2022 has not been conducted, in violation or default under any Laws applicable to the Business, except where any such violation or default would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b)           The Business Companies and the Subsidiary Transferors are duly licensed under applicable Law and now possess, or will at Closing possess, all Permits (the “Business Permits”) necessary for the operation of the Business, except where the failure to be so licensed or to possess such Business Permits would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. To the knowledge of Parent, all Business Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Business Permit, and no Business Company or Subsidiary Transferor has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify or decline to renew any such Business Permit, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.13           Environmental Matters.

(a)           (i) The Business Companies are in compliance with all applicable Environmental Laws, (ii) since January 1, 2022, neither Parent nor any Business Company has received any written notices or demand letters from any federal, state, local or foreign Governmental Entity alleging that any Business Company is in violation of or has any liability under any Environmental Law that otherwise remains unresolved, (iii) there are no Actions pending or, to the knowledge of Parent, threatened against any Business Company, and there are no Orders with respect to any Business Company arising under Environmental Law and (iv) to the knowledge of Parent, there has been no Release of any Hazardous Substance by any Business Company in violation of, or that would reasonably be expected to give rise to liability of or claim (including any toxic tort claim) against any Business Company under any applicable Environmental Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Parent has made available to Buyer (in each case performed, received or sent since January 1, 2022) any and all Phase 1 environmental assessments, and any reports or material correspondence received from or sent by the applicable Business Company from or to any governmental authority, to the extent in Parent’s possession or control, concerning any material violation of Environmental Laws with respect to the operations or facilities of any Business Company.

(b)           As used herein, “Environmental Law” means any Law relating to the protection of the environment, natural resources, endangered or threatened species or, as it relates to exposure to hazardous or toxic materials, human health and safety.

(c)           As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous or toxic, or otherwise regulated, under any Environmental Law, including petroleum or any derivative or byproduct thereof, asbestos, radioactive materials and wastes, dioxins and furans, mercury and other metals and polychlorinated biphenyls and per- and polyfluoroalkyl substances (PFAS).

(d)           As used herein, “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

Section 3.14           Employee Benefit Plans.

(a)            Section 3.14(a) of the Disclosure Schedule lists each material Benefit Plan, as in effect on the date hereof, separately indicating which such Benefit Plans are Company Benefit Plans. “Benefit Plan” means all compensation and/or benefit plans, programs, policies, agreements or arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (whether or not subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA) and any bonus, incentive, equity or equity related, deferred compensation, vacation, paid time off, stock purchase, stock option, loan, employment, consulting, retention, termination, severance, change in control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA), in each case that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or any of its Subsidiaries for the benefit of any Business Employee, provided that Benefit Plans shall not include any plans or agreements sponsored or maintained by a Governmental Entity; provided further that Section 3.14(a) of the Disclosure Schedule shall not be required to list any offer letter, employment contract or consultancy agreement with a natural person that (A) is in all material respects consistent with a standard form made available to Buyer prior to the date of this Agreement or (B)(1) is terminable by Parent or one of its Subsidiaries without notice (or upon a notice period that is no greater than required by applicable Law) or (2) does not provide for any retention, change in control or severance payments or benefits. “Company Benefit Plan” means each Benefit Plan or portion thereof (x) that is sponsored, maintained or contributed to exclusively by any Business Company, (y) that Buyer has explicitly agreed to assume pursuant to this Agreement or (z) that Buyer or any of its Affiliates are required to assume under applicable Law.

(b)           Parent has made available to Buyer true, correct and complete copies, as of the date hereof, of (as applicable) (i) each material Benefit Plan, including any amendment thereto (or, in the case of any such unwritten Benefit Plan, a written description thereof) and (ii) with respect to each Company Benefit Plan, (A) each trust, insurance, annuity or other funding contract related thereto, (B) the most recent summary plan description and any summary of material modifications prepared for each Company Benefit Plan, (C) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent determination or opinion letter from the IRS (or any comparable Governmental Entity, if applicable), (E) the most recent annual report on Form 5500 filed with the IRS with respect thereto and (F) all non-routine written correspondence to or from any Governmental Entity with respect thereto.

(c)           Each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with applicable Law, including ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act, the Patient Protection and Affordable Care Act, and the Health Care and Education Reconciliation Act of 2010. All contributions, premiums and other payments required to be made with respect to any such Company Benefit Plan have been timely made, or if not yet due, properly accrued in all material respects. Each Business Company is in material compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(d)           Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) (i) has received a favorable determination letter or opinion letter from the IRS or is entitled to rely upon a favorable advisory or opinion letter issued by the IRS (or any comparable Governmental Entity, if applicable in the jurisdiction of such plan) and, to the knowledge of Parent, no fact, development or event has occurred or exists since the date of such determination, advisory or opinion letter that would be reasonably likely to result in the loss of the qualified status of any such Company Benefit Plan.

(e)           No Business Company nor any of their respective ERISA Affiliates sponsors, maintains, has any obligation to contribute or other Liability or in the past six years has sponsored, maintained, or had any obligation to contribute or other Liability with respect to: (i) a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA, (ii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit plan” (as defined in Section 414 of the Code), (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Business Company nor any of their respective ERISA Affiliates has any actual or contingent liability with respect to any such plan described in this Section 3.14(e). No Business Company nor any of their respective ERISA Affiliates has any current or contingent liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f)            No Company Benefit Plan provides health or life insurance benefits to former employees or other service providers of any Business Company other than health continuation coverage pursuant to COBRA or other similar applicable Law. No Business Company has incurred any material Tax, penalty or other liability (whether or not assessed) pursuant to Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. No Company Benefit Plan provides health, medical, accident, life insurance or other “welfare-type” benefits that is not fully-insured by a third party that is not an Affiliate of a Business Company.

(g)           (i) There are no pending or, to the knowledge of Parent, threatened material claims (other than claims for benefits in the ordinary course of business) by, on behalf of or against any Company Benefit Plan and (ii) there are no material audits, inquiries or proceedings pending or, to the knowledge of Parent, threatened, by the IRS, Department of Labor or other Governmental Entity with respect to any Company Benefit Plan.

(h)           Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event, (i) entitle any Business Employee to any material compensation or benefit or (ii) accelerate the time of payment or vesting, trigger any payment or funding or increase the amount of benefits or compensation due to any Business Employee, except, in the case of the foregoing clauses (i) and (ii), for any payments or benefits for which Parent or any of its Affiliates (other than the Business Companies) will be solely liable.

(i)             Each Company Benefit Plan that is a “nonqualified” deferred compensation plan (as defined in Section 409A of the Code) complies in all material respects in both form and operation in accordance with the requirements of Section 409A of the Code and the guidance thereunder, and no additional material Tax under Section 409A of the Code has been or could reasonably be expected to be incurred by a participant in any such Company Benefit Plan.

(j)             No payment or benefit which could be made by any Business Company, Parent or any of their Affiliates with respect to any Business Employee who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) in connection with the transactions contemplated hereunder could be characterized as an “excess parachute payment” within the meaning of Section 280G(b) of the Code. No Business Company has any agreement or obligation to indemnify or “gross-up” any individual for any Taxes or interest imposed on such individual pursuant to Section 280G, Section 409A or Section 4999 of the Code.

(k)           With respect to all Company Benefit Plans that are subject to the Laws of any jurisdiction outside of the United States (“Foreign Plans”), to the knowledge of Parent: (i) the Foreign Plans have been maintained in all material respects in accordance with all applicable requirements and all applicable Laws; (ii) if intended to qualify for special tax treatment, the Foreign Plans meet all material requirements for such treatment; (iii) if intended to be funded and/or book-reserved, the Foreign Plans are fully funded and/or book reserved, as appropriate, based upon commercially reasonable actuarial assumptions and (iv) no material liability exists or would reasonably be expected to be imposed on any Business Company as a result of any Foreign Plan.

Section 3.15           Litigation. (a) There are no material Actions pending (or, to the knowledge of Parent, threatened) against any Business Company, the Business or any of the Transferred Assets, (b) there are no material unsatisfied Orders with respect to any Business Company, the Business or any of the Transferred Assets and (c) to the knowledge of Parent, there are no material investigations, examinations or audits by any Governmental Entity pending or threatened with respect to any Business Company, the Business or any of the Transferred Assets.

Section 3.16           Tax Matters.

(a)            (i) All material Tax Returns required to be filed by or with respect to each Business Company, the Transferred Assets or the Business have been timely filed (taking into account any valid extension of time within which to file) and all such Tax Returns are true, correct and complete in all material respects and (ii) all material amounts of Taxes that are due and payable by or with respect to each Business Company, the Transferred Assets or the Business have been timely paid.

(b)           There is no Lien upon the Transferred Assets or any property or asset of the Business Companies or the Business related to Taxes, except for Permitted Liens.

(c)            Except with respect to Consolidated Income Taxes or any Consolidated Tax Return that, in each case, is not solely in relation to a Business Company, there is no material Action pending with respect to Taxes imposed on, or Tax matters relating to, any Business Company, the Transferred Assets or the Business, and no Business Company, Share Transferor or Subsidiary Transferor has been notified in writing that a Governmental Entity intends to commence any such Action. No material deficiency with respect to Taxes has been assessed in writing against any Business Company, the Transferred Assets or the Business which has not been fully paid and settled.

(d)           No Business Company (i) is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any Liability with respect to Taxes of another Person under applicable Law (including under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) as a result of filing Tax Returns on a consolidated, combined or unitary basis with such Person), in each case, other than (i) pursuant to or as a result of its inclusion as a member of any such group that includes Parent or (ii) customary withholding Taxes.

(e)           No Business Company is a party to, bound by, or has any obligation under, any Tax Sharing Arrangement other than any such agreement solely among the Business Companies.

(f)            In the two-year period ending on the date hereof, no Business Company has been a “distributing corporation” or a “controlled corporation” in a transaction that was intended to be governed in whole or in part by Section 355(a)(1)(A) of the Code.

(g)          There is no outstanding agreement, waiver or arrangement entered into outside the ordinary course of business extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, a material amount of Taxes due from or with respect to any Business Company, the Transferred Assets or the Business.

(h)           No Business Company and, to the extent related to the Transferred Assets or the Business, no Subsidiary Transferor has participated in (i) a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or (ii) any action or transaction a purpose of which is the deferral or avoidance of Taxes in violation of applicable Laws.

(i)            All material Taxes required to be withheld, collected or deposited by or with respect to each Business Company, the Transferred Assets or the Business from amounts owing to any employee, independent contractor, creditor or other third party has been timely withheld, collected or deposited, and to the extent required, have been paid to the relevant Governmental Entity. Each Business Company has collected and remitted all material applicable sales, use and similar Taxes to the appropriate Governmental Entity.

(j)             No written claim has been made by any Governmental Entity in a jurisdiction in which a Business Company does not file material Tax Returns that such Business Company may be required to file Tax Returns in, or may be subject to a material amount of Tax in such jurisdiction.

(k)           No Business Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period beginning after the Closing as a result of any election made or action taken before Closing (except for elections made or actions taken in the ordinary course of business consistent with past practice), including as a result of Section 965 of the Code or any similar provision of state, local or non-U.S. Tax Law.

(l)             (i) nothing in this Agreement (including this Section 3.16) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) with respect to any Business Company, including any tax basis in any asset, any net operating loss, capital loss or credit carryover or any Tax attribute that may be affected in any way by the acquisition of control under applicable Law or the determination that any such Tax attribute is subject to any limitation on its use under applicable Law and (ii) nothing in this Agreement (other than Section 3.16(k)) shall be construed as providing a representation or warranty relating to Taxes of a taxable period (or portion thereof) beginning after the Closing Date.

Section 3.17           Labor Matters.

(a)           Section 3.17(a) of the Disclosure Schedule sets forth an anonymized list (subject to any other redactions as required to comply with applicable Law relating to data protection), as of the date hereof, of all Business Employees by: employee ID, title or position; employing entity; status (part-time, full-time, exempt, non-exempt, etc.); whether paid on a salaried, hourly or other basis; current base salary or wage rate; current target bonus; start date; service reference date (if different from the start date); work location (country, city and state); a reasonable good faith estimate of the amount of accrued vacation; whether or not such Business Employee is a member of a union or works council; and an indication of whether or not such Business Employee is on leave of absence. Parent shall update Section 3.17(a) of the Disclosure Schedule as of the Closing Date, including with names of Business Employees to the extent permitted under applicable Law. Except as listed on Section 3.17(a)(ii) of the Disclosure Schedule, all Business Employees in the United States are employed on an at-will basis. To the knowledge of Parent, no Business Employee with an annual base compensation at or above $200,000 intends to terminate his or her employment prior to the Closing. Except as set forth on Section 3.17(a)(iii) of the Disclosure Schedule, to the knowledge of Parent, there are a sufficient number of Business Employees necessary to conduct the Business immediately after the Closing in all material respects as it is conducted by Parent and its Affiliates immediately prior to the Closing.

(b)           Except as set forth on Section 3.17(b) of the Disclosure Schedule, no Business Company is a party to or bound by any collective bargaining agreement, memorandum of understanding or other Contract with any labor union, labor organization or works council (“CBA”), and no Business Employee is represented by any union, works council or other labor organization.

(c)           (i) To the knowledge of Parent, since January 1, 2022, there has been no material labor organizing activities pending or threatened with respect to the Business Employees and (ii) there is no material unfair labor practice, labor dispute (other than routine individual grievance), grievance, labor arbitration proceeding, slowdown strike, lockout, picketing, handbilling or work stoppage pending or in effect or, to the knowledge of Parent, threatened with respect to the Business Employees, and since January 1, 2022 there has not been any such action.

(d)          Each Business Company and Parent with respect to the Business Employees is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws with respect to labor, employment, and employment practices, including, all Laws respecting terms and conditions of employment, unfair labor practices, wages and hours (including the classification of independent contractors and of employees as exempt and non-exempt), immigration (including the completion of Forms I-9 for all employees based in the U.S. and the proper confirmation of employee visas), harassment, discrimination or retaliation, pay equity and transparency, whistleblowing, disability accommodations, leaves of absence, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws (“WARN Act Laws”)), employee trainings and notices, workers’ compensation, employee health and safety, affirmative action, unemployment insurance, background checks, drug testing, biased algorithms, labor relations and collective bargaining.

(e)           Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, as of the date of this Agreement, (i) the Business Companies and Parent have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to any current or former employees and independent contractors under applicable Laws, Contract or company policy and (ii) each individual who is providing or within the past three (3) years has provided services to the Business and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes. Each Business Company and Parent with respect to the Business Employees has complied in all material respects with all immigration Laws, including any applicable mandatory E-Verify obligations, Each Business Company and Parent with respect to the Business Employees in the U.S. has obtained and maintained Form I-9s for all current and former employees in accordance with applicable Laws.

(f)            Section 3.17(f) of the Disclosure Schedule sets forth the employee ID, job title, work location, and employment loss date of any employee who suffered an “employment loss” (including as a result of a furlough or reduction in hours) under the WARN Act Laws within the ninety (90) days immediately preceding the date of this Agreement and, if had not suffered such “employment loss,” would have been considered a Business Employee.

(g)          To the knowledge of Parent, no current or former employee or independent contractor of the Business Companies or Business Employees of Parent is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to the Business Companies or Parent or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Business Companies or Parent or perform services for the Business.

(h)           The Business Companies and Parent with respect to the Business do not reasonably expect any material liabilities with respect to any sexual harassment or other discrimination or retaliation policy violation allegations of which Parent has knowledge and Parent does not have any knowledge of any such allegations relating to officers, directors, employees, contractors, or agents of the Business Companies and Parent with respect to the Business, that, if known to the public, would bring any of the Business Companies or Parent into material disrepute.

Section 3.18           Intellectual Property.

(a)           Section 3.18(a) of the Disclosure Schedule lists contains true, correct and complete lists, as of the date of this Agreement, of all registrations and applications to register by any Business Company of any of the following with or by any Governmental Entity or domain name registrar in any jurisdiction in the world, (i) patents, (ii) trademarks, trade names and service marks, (iii) copyrights and (iv) domain names (clauses (i) through (iv), together with the Registered Intellectual Property Assets, collectively, “Registered Business Intellectual Property”). Section 2.01(b)(i) of the Disclosure Schedule contains true, correct and complete lists of all patents and patent applications, registered trademarks and trademark applications, registered copyrights and domain names owned by any Parent Entity that are Related to the Business. To the knowledge of Parent, all of the Business Intellectual Property is valid and enforceable. All material Registered Business Intellectual Property is subsisting and in full force and effect.

(b)           Section 3.18(b) of the Disclosure Schedule contains true, correct and complete lists, as of the date of this Agreement, of each license included in the Transferred Contracts or to which a Business Company is a party or is bound (i) granting any Parent Entity (to the extent Related to the Business) or Business Company a right to use any rights under any Intellectual Property owned by any third party (other than non-disclosure agreements, and licenses for commercially available off-the-shelf software and non-exclusive licenses granted in connection with the supply, marketing, distribution and sale of products and services, in each case entered into or granted in the ordinary course of business) or (ii) granting any third party a right to use any rights under any Business Intellectual Property (other than non-disclosure agreements and non-exclusive licenses granted in connection with the supply, marketing, distribution and sale of products and services, in each case entered into or granted in the ordinary course of business) (collectively, the “Standard Business Licenses”). All such licenses are valid and in full force and effect against the applicable Business Companies or Parent Entities (as applicable) and, to the knowledge of Parent, the other parties thereto, in accordance with their respective terms and to the knowledge of Parent, no party to any such license has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such license, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c)           The Business Companies exclusively own, or at the Closing will exclusively own, all of the Company-Owned Intellectual Property, free and clear of all Liens (other than the Standard Business Licenses and Permitted Liens). Parent or a Subsidiary Transferor exclusively owns all of the Intellectual Property Assets, free and clear of all Liens (other than the Standard Business Licenses and Permitted Liens). No Business Company, nor the conduct of the Business as presently conducted by any Business Company, Parent or Subsidiary Transferor (including the use of any Business Intellectual Property), is infringing, misappropriating or violating any Intellectual Property of any third party; and to the knowledge of Parent, no third party is infringing, misappropriating or violating any Business Intellectual Property, in each case in a manner that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, there are no Actions pending or, to the knowledge of Parent, threatened, (1) against Parent, any Subsidiary Transferors or any Business Company (as applicable) that (i) challenge or question the validity or enforceability of Parent’s or the applicable Subsidiary Transferor’s or Business Company’s ownership or right to use the Business Intellectual Property that it owns or (ii) assert infringement, misappropriation or violation by any Business Company or, solely with respect to the Business, Parent or any Subsidiary Transferor, of any Intellectual Property owned by a third party or (2) by Parent, any Subsidiary Transferor or any Business Company asserting in writing any infringement, misappropriation, or violation by any Person of any Business Intellectual Property.

(e)           Parent, and each Business Company and Subsidiary Transferor has taken commercially reasonable steps designed to maintain and protect the confidentiality of trade secrets that are owned by them and included in the Business Intellectual Property.

(f)            Each current and former employee and independent contractor who has contributed to the invention, creation, or development of any material Intellectual Property during the course of employment or engagement with any Business Company, or with Parent or the applicable Subsidiary Transferor on behalf of the Business, has entered into valid and enforceable written agreements assigning, or have otherwise assigned by operation of law, to the Business Company, Parent or the applicable Subsidiary Transferor all ownership interest such employee or independent contractor may have in or to such Intellectual Property.

(g)           Other than with respect to Overhead and Shared Services and Shared Contracts, neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of any additional amounts (other than ongoing fees) with respect to, or require the consent of any other Person (other than as set forth in Section 3.08 of the Disclosure Schedule or referred to in Section 2.12(a)) in respect of, the Buyer’s or any Business Company’s right to own or use any Business Intellectual Property in the conduct of the Business, in each case in a manner that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(h)           To the knowledge of Parent, since January 1, 2022, no Person has gained unauthorized access to any of the IT Assets of any Business Company or the Transferred IT Assets, and there has been no malfunction or data or security breach of the IT Assets of any Business Company or the Transferred IT Assets, in each case in a manner that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Parent, and each Business Company and Subsidiary Transferor has taken commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the IT Assets of any Business Company and the Transferred IT Assets.

Section 3.19           Data Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect:

(a)           The Business is in compliance with all applicable Laws pertaining to the collection, storage, use, access, disclosure, security, transfer and other processing of Personal Information (“Privacy Laws”);

(b)           Parent, each Subsidiary Transferor and each Business Company has commercially reasonable physical, technical, organizational and administrative security measures and policies suitable to protect Personal Information collected by it or on its behalf with respect to the Business from unauthorized access and accidental or illegal destruction, loss, change, communication, use or dissemination events, or any other occurrence resulting from inappropriate or illegal processing;

(c)           The Business has implemented and maintained commercially reasonable measures to secure Personal Information and other confidential, proprietary or sensitive data within its possession or control (collectively, “Protected Information”);

(d)           Since January 1, 2022, the Business has not received any written charge, demand or complaint from any Person, including any Governmental Entity, relating to any actual or alleged violation of Privacy Laws; and

(e)           Since January 1, 2022, there has been no Protected Information stolen, lost, destroyed, altered or improperly accessed, disclosed or used without authorization. The Business is not aware of any facts that would lead a reasonable person to believe that any such incident has occurred, including receipt of any written notices or complaints from any person regarding the occurrence or alleged occurrence of any such data security breach.

Section 3.20           Real Property.

(a)           Section 3.20(a) of the Disclosure Schedule contains a true, correct and complete list of all Business Real Property owned by each Business Company or owned by each Parent Entity or Subsidiary Transferor and included in the Transferred Assets, including the tax parcel numbering (with respect to the Business Real Property located in the United States) identifying each parcel of owned Business Real Property. The applicable Business Company or Parent Entity (as applicable) (i) has good and valid fee simple title to the owned Business Real Property, free and clear of all Liens except for Permitted Liens and (ii) has not leased or otherwise granted to any Person the right to acquire (whether by right of first refusal, option or otherwise), possess, use or occupy such Business Real Property or any portion thereof, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b)           Section 3.20(b) of the Disclosure Schedule contains (i) a true, correct and complete list by address of all Business Real Property leased by any Business Company and all Transferred Real Property Leases (collectively, the “Leased Real Property” and, together with the Business Real Property owned by the Business Companies, the “Real Property”) and (ii) a complete list of all Real Property Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such lease document). Parent has delivered to Buyer a true, correct and complete copy of each such lease document.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (i) each lease with respect to the Leased Real Property (a “Real Property Lease”) is legal, valid and binding in all respects on the applicable Business Company, Parent Entity or Subsidiary Transferor party thereto, and, to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) no Business Company, Parent Entity or Subsidiary Transferor, as applicable, party thereto, nor, to the knowledge of Parent, any of the other parties thereto, is in violation of, or default under, any provision of any Real Property Lease, (iii) to the knowledge of Parent, no party to any Real Property Lease has committed or failed to perform any act under and no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such Real Property Lease, (iv) no Business Company, Parent Entity or Subsidiary Transferor, as applicable, has received any notice of termination or default from the applicable counterparty, (v) no Business Company, Parent Entity or Subsidiary Transferor, as applicable, subleases, as sublessor, any portion of the Leased Real Property to any other Person and (vi) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Real Property is in good operating condition sufficient for the regular operation of the Business in all material respects and, subject to ordinary wear and tear and continued repair in accordance with past practice and any expenditures provided for in the capital expenditure plan for the Business provided to Buyer in writing prior to the date of this Agreement.

(e)           No Business Company, Parent Entity or Subsidiary Transferor, as applicable, has received any written notice of any proposed or pending condemnation or eminent domain threats, proceedings or other Actions with respect to any material part of the Real Property, in each case that would adversely affect such Real Property or, as applicable, any Business Company’s, Parent Entity’s or Subsidiary Transferor’s ownership or leasehold interest therein in any manner that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(f)            Except as would reasonably be expected to be material to the applicable Business Company, Parent Entity or Subsidiary Transferor holding the interest in such Real Property and the Business operated by the applicable Business Company, Parent Entity or Subsidiary Transferor at such Real Property, taken as a whole, to the knowledge of Parent, taking into account all permitted variances, grandfathered rights and similar exceptions, (i) the Real Property is in compliance with all applicable building, zoning, subdivision and other land use Laws (collectively, the “Real Property Laws”), (ii) the current use or occupancy of the Real Property or operation of the Business thereon does not violate in any respect any Real Property Laws and (iii) neither Parent or any Business Company has received any notice of violation of any Real Property Law since January 1, 2022 that remains outstanding.

Section 3.21           Material Contracts.

(a)           Section 3.21(a) of the Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of each of the following Contracts in effect as of the date hereof to which a Parent Entity is party or is bound and that is Related to the Business or to which a Business Company is a party or is bound, excluding any Benefit Plan or Real Property Lease (each such Contract and any Contract for employment of an employee by the Business Company or the Parent with respect to the Business required to be disclosed under Section 3.14(a) of the Disclosure Schedule, together with each other Contract entered into after the date of this Agreement that would otherwise have been included on Section 3.21 of the Disclosure Schedule if entered into prior to the date of this Agreement, the “Material Contracts”):

(i)         any Contract pursuant to which any Business Company or any Parent Entity (Related to the Business) has entered into a joint venture, partnership, strategic alliance or other similar arrangement with any third party (each, a “JV Agreement”);

(ii)        any material written Contract with a Principal Customer or a Principal Supplier; provided that, solely for the purposes of this Section 3.21(a)(ii), Parent shall not be required to list in Section 3.21(a) of the Disclosure Schedule any purchase orders entered into in the ordinary course of business (but for the avoidance of doubt, such purchase orders shall still constitute Material Contracts for any other purpose; provided that, with respect to such purchase orders only, the entirety of Section 3.21(b) shall be deemed to be qualified by the knowledge of Parent);

(iii)        any Contract that by its terms calls for aggregate payments by or to the Business in excess of $10,000,000 in any fiscal year period; provided that, solely for the purposes of this Section 3.21(a)(iii), Parent shall not be required to list in Section 3.21(a) of the Disclosure Schedule any such Contract that may be canceled by the applicable Business Company or Parent Entity without any material penalty or other liability to the Business Companies or the Business on notice of 90 days or less (but, for the avoidance of doubt, such Contracts shall still constitute Material Contracts for any other purpose);

(iv)       any Contract (excluding leases of real property) granting to any Person any rights of first refusal, first offer or option or similar preferential right to purchase or otherwise acquire any interest properties or assets, tangible or intangible, owned by any Business Company or any material Transferred Assets;

(v)         any Contract related to the acquisition (whether by merger, consolidation, acquisition of stock or otherwise) or disposition of any interest in any Person or any business, line of business or division thereof, or a material portion of the assets of any Person that has not yet been consummated or that has continuing material obligations;

(vi)       any Contract granting to the other party to such Contract or any other Person “most favored nation” status;

(vii)      any Contract that provides for “exclusivity” or any similar right in favor of any Person other than any Business Company or any Parent Entity (related to the Business), pursuant to which the Business is restricted in the distribution, marketing or purchasing of its products or services (other than customary sales and marketing restrictions imposed by vendors in supply and distribution agreements);

(viii)     any Contract entered into since January 1, 2022 that is a settlement, conciliation or similar agreement with any Governmental Entity under which any Business Company or the Business has outstanding material obligations;

(ix)        any Contract that prohibits or restricts, or purports to prohibit or restrict, in any material respect, the ability of the Business to compete in any business or any geographic area or the customers with which the Business do business; and

(x)         any Contract containing any “non-solicitation”, “no-hire” or similar restrictive covenant that restricts in any material respect the conduct of the Business and the ability of Buyer to provide any service, other than those provisions contained in any non-disclosure or confidentiality agreements entered into in the ordinary course of business by Parent or its Affiliates.

(b)           Each Material Contract is valid and binding on Parent or its applicable Subsidiary party thereto, and, to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms in all material respects, subject to the Bankruptcy and Equity Exception, except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole. None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any of the other parties thereto, is in violation of, or default under, any provision of any Material Contract, and to the knowledge of Parent, no party to any Material Contract has committed or failed to perform any act under and no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such Material Contract, except in each case for such violations, defaults, acts, events or failures as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.22           Insurance. As of the date hereof, all material insurance policies maintained for the benefit of the Business by Parent, a Parent Entity or a Business Company are in such amounts, with such deductibles and against such risks and losses as are commercially reasonable for the assets of the Business Companies and the conduct of the Business. Such insurance policies are in full force and effect in all respects, all premiums due and payable thereon have been paid, and none of Parent, any other Parent Entity or any Business Company has received, as of the date hereof, written notice of any pending or threatened cancellation with respect thereto, and is in compliance with all conditions contained in such insurance policies, in each case, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.23           Customers and Suppliers.

(a)           Section 3.23(a) of the Disclosure Schedule sets forth a list of the ten largest customers of the Business (determined by reference to the revenues of the Business Companies (taken as a whole) generated from such customers in the 12-month period ending December 31, 2023) (the “Principal Customers”).

(b)           Section 3.23(b) of the Disclosure Schedule sets forth a list of the ten largest suppliers of the Business (determined by reference to the payments made to such suppliers by the Business Companies (taken as a whole) in the 12-month period ending December 31, 2023) (the “Principal Suppliers”).

(c)           Since December 31, 2023, none of the Principal Customers or the Principal Suppliers has canceled or otherwise terminated or given written notice of its intention to materially and adversely modify in any material respect its relationship with the Business or any Business Company or materially decrease its purchases from or sales to the Business or any Business Company.

Section 3.24           Certain Business Practices.

(a)           No Business Company, nor any of its directors, officers or employees, nor, to the knowledge of Parent, any agents, independent contractors and other parties acting on behalf of any Business Company, has in the past three years violated any material provision of the (i) Foreign Corrupt Practices Act of 1977, (ii) the U.K. Bribery Act of 2010, (iii) the Corruption of Foreign Public Officials Act (Canada), (iv) Law No. 12,846/2013, regulated by the Decree No. 11,129/2022 and Law No. 8,429/1992, altered by Law No. 14.230/2021, as promulgated the Brazilian government, (v) the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or (vi) any other similar Law (whether governing public or commercial corruption) in any jurisdiction applicable to any Business Company (collectively, the “Anti-Corruption Laws”).

(b)           To the knowledge of Parent, there is no investigation of, written allegation by or request for information from any Business Company by any Governmental Entity regarding any alleged material violation of any Anti-Corruption Laws.

(c)           To the knowledge of Parent, no Business Company, nor any current or former directors, officers, employees, agents, independent contractors or other parties acting on behalf of any Business Company, has in the past three years materially violated or operated in material noncompliance with (i) relevant economic and financial sanctions and export control Laws in the US, UK, EU, or Canada, (ii) anti-boycott regulations or (iii) embargo regulations of any relevant Governmental Entity.

Section 3.25           Sufficiency of Assets; Title.

(a)           (i) Assuming all necessary Consents set forth in Section 3.08 of the Disclosure Schedule or referred to in Section 2.12(a) have been delivered or obtained, as applicable, (ii) taking into account and giving effect to all the Transaction Documents (including the services to be provided pursuant to the TSA) and (iii) other than with respect to Overhead and Shared Services or the Excluded Services (as defined under the TSA), the Transferred Assets and the rights, properties and assets of the Business Companies constitute all of the rights, properties and assets necessary for the conduct of the Business immediately after the Closing in all material respects as it is conducted by Parent and its Affiliates immediately prior to the Closing; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement of Intellectual Property.

(b)           Parent or a Subsidiary Transferor holds good and valid title to or has valid leases, licenses or rights to use, all material Transferred Assets free and clear of all Liens, except for Permitted Liens and the each Transferred Asset is in the possession of and legally and beneficially owned by Parent or a Subsidiary Transferor.

Section 3.26           Finders or Brokers; Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission that may be payable by any Business Company in connection with the Sale or any of the other transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or any Business Company.

Section 3.27           No Other Representations or Warranties; No Reliance.

(a)            Parent hereby expressly disclaims any representations or warranties, express or implied, except for the representations and warranties contained in Article III and any certificate delivered pursuant to Section 6.02(c), or which are expressly made in any Transaction Document, with respect to the Business, any Parent Entity, the Business Companies, the Shares, this Agreement, any Transaction Document or any of the transactions contemplated hereby or thereby, and Buyer hereby acknowledges and accepts that any such representations and warranties are expressly disclaimed and Buyer has not relied on, and may not rely on, any such representations and warranties, and Buyer hereby is relinquishing any right to any claim based on any representations and warranties other than those contained in Article III, or which are expressly made in any Transaction Document. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that no provision of this Agreement is intended to eliminate or limit Buyer’s remedies with respect to Fraud.

(b)           It is the explicit intent of Buyer that, should the Closing occur, Buyer shall acquire the Business and the Business Companies (including the Shares and the Transferred Assets) without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article III or in any Transaction Document.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Parent as follows:

Section 4.01          Organization. Buyer is a Japanese corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Buyer has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Buyer is duly qualified to do business as a foreign entity, and is in good standing, in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to prevent or materially impede or delay the ability of Buyer to consummate the transactions contemplated hereby.

Section 4.02          Authority. Buyer has the requisite power and authority (including all necessary corporate or other organizational power and authority) to enter into, execute, deliver and perform this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar organizational action on the part of Buyer, and no additional proceeding on the part of Buyer is necessary to authorize the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby by Buyer. This Agreement has been duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery of this Agreement by Parent) constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03           No Conflict; Required Filings and Consents.

(a)           No filing with or notice to, and no approval, consent or authorization of or from, any Governmental Entity is required on the part of Buyer for the execution and delivery of this Agreement and each Transaction Document to which it is or will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, as applicable, except, in each case, (i) compliance with any applicable requirement of any applicable Antitrust Laws, (ii) as set forth in Section 3.08(a) of the Disclosure Schedule and (iii) any such filing, notice, approval, consent or authorization, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially impede or delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b)           Assuming compliance with the items described in the preceding sentence, the execution, delivery and performance of this Agreement or any Transaction Document by Buyer and the consummation by Buyer of the transactions contemplated hereby or thereby will not (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of Buyer or any of its Subsidiaries, (ii) result in a breach or violation of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law or Order applicable to Buyer or any of its Subsidiaries or any of their respective properties or assets, except in the case of each of clauses (ii) and (iii), for such conflicts, breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially impede or delay the ability of Buyer to consummate the transactions contemplated hereby. Neither Buyer nor any of its Affiliates is subject to any “prior approval” requirement or agreement with any Governmental Entity (including any antitrust authority) that would be applicable to the transactions contemplated by this Agreement.

Section 4.04           Litigation. There are no Actions pending (or, to the knowledge of Buyer, threatened) against Buyer or any of its Affiliates or any of their respective properties, and there are no Orders with respect to Buyer or any of its Affiliates, that, individually or in the aggregate, would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby.

Section 4.05           Sufficient Funds.

(a)           Buyer has, and at the Closing, Buyer will have, sufficient cash in immediately available funds to consummate the transactions contemplated by this Agreement and to satisfy all of the obligations of Buyer under this Agreement, including paying the Purchase Price and all of its fees and expenses.

(b)          Notwithstanding anything to the contrary contained herein, Buyer expressly acknowledges, agrees and represents that its obligations to consummate the transactions under this Agreement are not conditioned or contingent on its or its Affiliates’ (i) receipt or availability of any funds or (ii) ability to obtain any financing.

Section 4.06          Solvency. Assuming the accuracy of the representations and warranties set forth in Article III and compliance, in all material respects, by Parent with its covenants and obligations under this Agreement, immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the Closing), Buyer will be Solvent. No transfer of property is being made by Buyer and no obligation is being incurred by Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, impede, delay or defraud either present or future creditors of Buyer or any Business Company.

Section 4.07           [Reserved].

Section 4.08           Investment Decision. Buyer is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in the Shares and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of its investment in the Shares. Buyer is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Buyer acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.09           Independent Investigation. No fact or circumstance exists, including any investment or transaction now existing or under consideration by Buyer or any of its Affiliates, that would reasonably be expected to prevent, impair, impede or delay any filing or approval required in connection with this Agreement and the transactions contemplated hereby under the applicable Antitrust Laws.

Section 4.10           No Other Representations or Warranties; No Reliance.

(a)           Buyer hereby acknowledges and agrees that except for the representations and warranties contained in Article III, or which are expressly made in any Transaction Document, none of Parent, any of the Business Companies, any of the Subsidiary Transferors or any of their respective Affiliates makes or has made any representations or warranties, express or implied, and Buyer hereby expressly disclaims reliance on any other representations or warranties, express or implied, whether made by Parent, any of the Business Companies, any of the Subsidiary Transferors or any of their respective Affiliates, with respect to the Business, any Parent Entity, any Business Company, the Shares, the Transferred Assets, this Agreement, any Transaction Document or any of the transactions contemplated hereby or thereby.

(b)          Buyer hereby agrees that, except to the extent of any express representations and warranties set forth in Article III or in any Transaction Document, to the fullest extent permitted by Law, none of Parent, any of the Business Companies, any of the Subsidiary Transferors or any of their respective Affiliates shall have any responsibility or liability whatsoever to Buyer or any of its Affiliates on any basis (including in contract or tort, under applicable securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer or its Affiliates or other Representatives (or any omissions therefrom), including, for the avoidance of doubt, any “management presentation”, any “data room”, any “quality of earnings” or “separation” report, any “due diligence session” or any other information made available to Buyer or any of its Affiliates or other Representatives (including any information which may have been incomplete, made in summary fashion or that was preliminary in nature).

(c)           In connection with Buyer’s investigation of the Business, Buyer has received from or on behalf of Parent various forward-looking statements or pro forma financial information regarding the Business and the Business Companies (including estimates, assumptions, projections, forecasts and plans, as applicable) (collectively, the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements, (ii) Buyer is familiar with such uncertainties and (iii) none of Parent, any of the Business Companies or any of their respective Affiliates makes or has made, directly or indirectly, any representation or warranty, express or implied, with respect to (and Buyer is not relying on any representations and warranties, express or implied, with respect to) any of the Forward-Looking Statements or the reasonableness of the assumptions underlying any Forward-Looking Statement.

(d)           Buyer hereby acknowledges and agrees that Buyer has conducted its own independent investigation, review and analysis of the Business and the operations, condition (financial or otherwise), assets, liabilities and prospects of the Business Companies, to the extent Buyer deemed necessary and appropriate for Buyer to make a reasonably informed decision with respect to whether to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Buyer hereby acknowledges and agrees that it and its Affiliates and other Representatives have been permitted full and complete access to the books and records, personnel, facilities and other properties and assets of the Business Companies and the Business that any of them has desired or requested to see or review. Buyer hereby acknowledges and agrees that it and its Affiliates and other Representatives have had a full opportunity to meet with the directors, officers and employees of the Business Companies and the Business to discuss the Business Companies and the Business.

(e)           It is the explicit intent of Buyer that, should the Closing occur, Buyer shall acquire the Business and the Business Companies (including the Shares and the Transferred Assets) without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article III or in any Transaction Document.

(f)           Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that no provision of this Agreement is intended to eliminate or limit Parent’s remedies with respect to Fraud.

Article V
COVENANTS

Section 5.01           Conduct of Business.

(a)           During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement in accordance with Article VII (the “Pre-Closing Period”), except (i) as required by applicable Law, Order or in response to any Pandemic Measures, (ii) as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required, expressly permitted or expressly contemplated by this Agreement, (iv) required by a Contract entered into and disclosed to Buyer prior to the date hereof or (v) as set forth in Section 5.01 of the Disclosure Schedule, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the Business in all material respects in the ordinary course of business; provided that no action with respect to matters specifically addressed by any provision of Section 5.01(b) shall be deemed a breach of this Section 5.01(a) unless such action would constitute a breach of such relevant provision of Section 5.01(b).

(b)           During the Pre-Closing Period, except (i) as required by applicable Law or Order, (ii) as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required, expressly permitted or expressly contemplated by this Agreement, (iv) required by a Contract entered into and disclosed to Buyer prior to the date hereof or (v) as set forth in Section 5.01 of the Disclosure Schedule, Parent shall not, and shall cause its Subsidiaries (other than the Business Companies) not to, in each case to the extent related to the Business, and shall cause each Business Company not to:

(i)          make any amendment to the certificate of incorporation or bylaws or equivalent Organizational Documents of any Business Company other than to effect any actions taken pursuant to Section 5.07(h);

(ii)         split, reverse split, combine, subdivide or reclassify any of the Shares;

(iii)        authorize for issuance, issue, sell, pledge, transfer or deliver any Equity Securities;

(iv)        in the case of any Business Company, issue, sell, transfer or otherwise dispose of, pledge, encumber or otherwise subject to any Liens or redeem, repurchase or otherwise acquire (A) any Equity Securities, (B) any securities exercisable for, right to acquire, convertible into or exchangeable for, any Equity Securities or (C) any profits interests, phantom stock, stock appreciation rights or similar rights (other than transactions solely involving any of the Transferred Companies and/or their wholly owned Subsidiaries);

(v)         in the case of any Business Company, declare, set aside or pay (A) any non-cash dividend or other distribution payable in stock or property (other than cash) with respect to any of its Equity Securities or (B) any cash dividend or other distribution to the extent such dividend or distribution would cause the Cash Balance as of the Closing to be less than $25,000,000;

(vi)       sell, transfer, lease, license or otherwise dispose of, or mortgage, pledge or otherwise subject to any Lien (other than Permitted Liens), any of the material properties of any Business Company or any material Transferred Assets, other than (A) sales of inventory in the ordinary course of business, (B) dispositions of used or obsolete assets no longer used in the operation of the Business and (C) licensing, cancelling, abandoning or allowing to lapse Intellectual Property in the ordinary course of business;

(vii)      make any acquisition (whether by merger, consolidation, acquisition of Equity Securities or assets or otherwise) of any interest in any Person or any business, line of business or division thereof, other than ordinary course acquisitions of assets used in the operation of the Business;

(viii)      enter into any new joint venture or other similar partnership with any third party;

(ix)        make or forgive any loans, advances or capital contributions to or investments, in any Person (other than a Business Company), other than (A) trade credit advanced in the ordinary course of business; (B) loans, advances, capital contributions or investments required by JV Agreements in effect as of the date of this Agreement; (C) to directors, managers, officers or employees for business and travel expenses in the ordinary course of business; or (D) the forgiveness of aged accounts receivable in the ordinary course of business;

(x)         make any capital expenditures that, in the aggregate, exceed the aggregate amount of expenditures provided for in the capital expenditure plan for the Business provided to Buyer in writing prior to the date of this Agreement by more than $2,000,000 (other than capital expenditures (A) the funding of which occurs prior to the Closing or (B) as may be reasonably necessary to repair or replace existing equipment in the ordinary course of business);

(xi)        other than borrowings (i) in the ordinary course of business under lines of credit (including business credit cards), credit agreements, financing agreements or other similar arrangements in existence as of the date of this Agreement or (ii) that constitute Intracompany Payables or Intracompany Receivables (subject to Section 5.10) or similar arrangements in existence as of the date of this Agreement, incur, assume or guarantee any Indebtedness, for borrowed money in an aggregate amount in excess of $1,000,000;

(xii)      waive, release, settle or compromise any Action, (1) against any Business Company involving payments (exclusive of attorney’s fees) by the Business Companies in excess of $500,000 individually or $1,000,000 in the aggregate, (2) involving a claim of any Business Company that results in or would be reasonably expected to result in the receipt of any payment of more than $500,000 individually or $1,000,000 in the aggregate, (3) in which equitable relief is imposed or (4) which imposes any material restrictions on the operations of the Business;

(xiii)      (A) transfer out of the Business to any Parent Entity any employee who is, as of the date of this Agreement, a Business Employee, or (B) transfer any employee who is not a Business Employee as of the date of this Agreement to the Business or to a Business Company (such that they become a Business Employee as at the Closing), except in the ordinary course of business;

(xiv)      except (A) as required by any Benefit Plan in effect on the date of this Agreement, (B) for the payment of bonuses to personnel in the ordinary course of business and in accordance with terms and conditions provided to Buyer as of the date of this Agreement, or (C) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Parent and its Affiliates and that would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole; (1) except in the ordinary course of business, or as required by Contract or applicable Law, change the terms and conditions of employment, including increase the compensation, bonus, retention, severance, change in control or similar amounts, or other benefits and incentive compensation payable or provided to existing and former employees, independent contractors or consultants of any Business Company; (2) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any Benefit Plan or plan, program, policy, agreement or other arrangement that would have been a Benefit Plan had it been in effect on the date of this Agreement; and (3) hire, engage, terminate (without cause), furlough, or temporarily layoff any Business Employee or independent contractor with annual base compensation in excess of $200,000;

(xv)      waive or release any non-competition, non-solicitation, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor of any Business Company;

(xvi)      in respect of any Business Company or the Business, (A) terminate, modify, extend or enter into any CBA or (B) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Business Company;

(xvii)     (A) other than in the ordinary course of business, amend, renew, extend or replace in any material respect, terminate or cancel or waive, release or assign any material rights or claims with respect to, any Material Contract under any of clauses (i), (ii), (iii), (iv), (v), (vii), (viii), (ix) or (x) of Section 3.21(a) or (B) enter into any new agreement or Contract that, if entered into prior to the date of this Agreement, would qualify as a Material Contract under any of clauses (i), (ii), (iii), (iv), (v), (vii), (viii), (ix) or (x) of Section 3.21(a) (it being understood that renewals, extensions or replacements of Contracts are not addressed in this clause (B) and are instead addressed in clause (A)); provided that this Section 5.01(b)(xvii) shall not restrict any action that is specifically addressed by and permitted by any other clause of this Section 5.01(b); provided further that (x) for purposes of this Section 5.1(b)(xvii) only, the reference in clause (iii) of Section 3.21(a) to $10,000,000 shall become a reference to $15,000,000; and (y) if Parent requests Buyer’s prior written consent with respect to any matter set forth in clauses (A) or (B) of this Section 5.01(b)(xvii) and does not receive Buyer’s written consent or other response within three Business Days of request therefor, Buyer shall be deemed to have consented to the action proposed in Parent’s request and Parent shall be entitled to proceed with such matter in the absence of such written consent;

(xviii)    except as may be required by a change in GAAP, make any material change in the financial accounting principles, policies or practices used by the Business;

(xix)      except with respect to Consolidated Income Taxes or any Consolidated Tax Return that, in each case, is (x) not solely in relation to a Business Company, (y) consistent with past practice, or (z) solely with respect to a Pre-Closing Tax Period, (A) make any change in any material method of Tax accounting with respect to the Business; (B) make or change any material Tax election outside the ordinary course of business with respect to the Business; (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes with respect to the Business; (D) file any amended Tax Return reflecting a material amount of income Taxes with respect to the Business; or (E) enter into any closing agreement relating to a material amount of Taxes with respect to the Business;

(xx)        in the case of any Business Company, enter into any new line of business other than any line of business that is ancillary to or an extension of any line of business of the Business as of the date of this Agreement;

(xxi)      provide any material discount or promotions to Principal Customers, except for such discounts or promotions in the ordinary course of business including in connection with ordinary course Contract renewals or extensions;

(xxii)     in the case of any Business Company, enter into any Contract with any Parent Entity, other than pursuant to any Transaction Document;

(xxiii)    (A) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of any Business Company; or (B) terminate, discontinue, close, dispose of restructure or materially modify the operations of any plant, facility or other business operation or any material portion thereof, or issue a notice pursuant to the WARN Act Laws or institute, implement or announce any “mass layoff” or “plant closing” as those terms are defined under the WARN Act Laws; or

(xxiv)    agree, resolve, authorize or commit to take any of the foregoing actions.

(c)         Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement (i) shall give Buyer, directly or indirectly, the right to control the Transferred Assets or control or direct the business or operations of the Business Companies prior to the Closing, including the Business or (ii) shall prohibit or otherwise in any way restrict any actions with respect to Excluded Assets, Excluded Liabilities and/or operations of the Retained Businesses or with respect to matters that are not related to the Business. Prior to the Closing, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business and operations, including the Business.

(d)         Without limiting the generality of the foregoing, notwithstanding anything to the contrary contained in this Agreement, at any time and without the consent of Buyer, Parent, the Business Companies and each of their respective Affiliates will be permitted in their sole discretion at any time to (i) declare and pay dividends and distributions of, or otherwise transfer to, any of their Affiliates (A) any cash and cash equivalents and (B) any books and records that are not the property of the Business Companies or related to the Business, (ii) conduct their activities regarding cash management matters (including the collection and transfer of accounts receivable and disbursement of funds or in connection with any “cash sweep” practices), including to settle intercompany payables and receivables and to effect intercompany funding, (iii) take such actions contemplated by, and in accordance with, Section 5.07(h) and (iv) make any payment under, or repay (in part or in full), any Indebtedness or Transaction Expenses.

(e)         During the Pre-Closing Period, Parent shall not sell, dispose of or transfer, and shall not permit the sale, disposition of or transfer of, any of the Shares.

Section 5.02           Access to Information; Retention of Records.

(a)           During the Pre-Closing Period, to the extent permitted by Law, Parent shall and shall cause its applicable Subsidiaries to afford to Buyer and its Representatives reasonable access to the books, records, properties and employees, during normal business hours, upon reasonable written notice and in accordance with the reasonable procedures established by Parent, in such a manner as not to interfere unreasonably with the operation of the Business, in each case, solely to the extent related to the Business, the Business Companies, Transferred Assets or Assumed Liabilities; provided that Buyer does not conduct any invasive sampling or testing of building materials, soil, groundwater or other environmental media; provided further that none of Parent or any of its Affiliates shall be required to afford such access or furnish such information to the extent Parent believes in good faith that doing so would: (A) jeopardize or result in the loss of attorney-client privilege or work product protection; (B) violate any obligation with respect to confidentiality to any third party or otherwise breach, contravene or violate any then-effective Contract; (C) result in a competitor of Parent or any of its Affiliates receiving information that is competitively sensitive; or (D) breach, contravene or violate any applicable Law (including any Antitrust Law) (provided that Parent shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (A) through (D)). Notwithstanding anything to the contrary in the foregoing, nothing herein shall require disclosure to Buyer or its Representatives of any information related to (x) the sale of the Business Companies, the Business or the Transferred Assets, including valuations and materials related to the negotiation of this Agreement or the process leading up to the execution of this Agreement, (y) the Retained Businesses, the Excluded Assets or the Excluded Liabilities or (z) any Action in which Parent or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties.

(b)           Buyer shall, and shall cause its Representatives, to hold all information provided, obtained by or furnished to Buyer and its Affiliates and Representatives pursuant to this Section 5.02 as confidential, and all such information shall constitute “Confidential Information” as defined in the Confidentiality Agreement, and shall be held by Buyer and its Affiliates and Representatives in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. On the occurrence of the Closing, the Confidentiality Agreement shall automatically terminate without any further action by any of the parties thereto and shall be of no further force or effect, except Buyer shall, and shall cause its Affiliates (including, from and after the Closing, the Business Companies) and Representatives to, keep strictly confidential any and all information relating to or concerning any of the Parent Entities, including any of their respective assets or properties.

(c)           Without limiting Section 5.07, for a period of seven years following the Closing Date (or longer if required by applicable Law), Buyer shall and shall cause the Business Companies to preserve and keep the books and records relating to the period prior to the Closing Date (including the Transferred Books and Records) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to Parent and its Representatives as may be reasonably requested by Parent in connection with any audit, accounting, tax, litigation, investigation or other reasonable need reasonably related to or in connection with the Parent Entities’ prior ownership of the Business Companies, the Business or the Transferred Assets; provided that Buyer and the Business Companies shall not be required to afford such access or furnish such information to the extent that doing so would: (i) jeopardize or result in the loss of attorney-client privilege or work product protection; (ii) violate any confidentiality obligation of any Business Company to any third party or otherwise breach, contravene or violate any then-effective Contract to which any Business Company is party; (iii) result in a competitor of the Business receiving information that is competitively sensitive; provided that, for the avoidance of doubt, Buyer acknowledges and agrees that, as of the date hereof, no Parent Entity is a competitor of the Business; or (iv) breach, contravene or violate any applicable Law (including any Antitrust Law) (provided that Buyer shall, and shall cause the Business Companies to, use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv)). Notwithstanding anything to the contrary in the foregoing, nothing herein shall require disclosure to Parent or its Representatives of any information related to (x) the purchase of the Business Companies, the Business or the Transferred Assets, including valuations and materials related to the negotiation of this Agreement or the process leading up to the execution of this Agreement, (y) any items that are not the subject of this Section 5.02(c) or (z) any Action in which Buyer or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties.

(d)           Commencing on the Closing Date and for a period of five years following the Closing Date, Parent shall, and shall cause its Affiliates to, to hold in confidence any nonpublic information that is proprietary or competitively sensitive (“Sensitive Business Information”) to the extent exclusively relating to the portion of the Business that has been transferred to Buyer or its Affiliates at Closing; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.02(d) by Parent, (iii) to the extent used by Parent or any of its Affiliates to comply with or enforce its rights under the terms of this Agreement or any of the Transaction Documents or any other Contract between Parent or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Buyer in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Buyer, at Buyer’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

Section 5.03           Filings and Authorizations; Consummation.

(a)           Each Party shall, (i) within 10 Business Days following the date hereof or as otherwise agreed to by the parties in writing, file or supply, or cause to be filed or supplied, in connection with the transactions contemplated hereby, all notifications and information required to be filed or supplied pursuant to the HSR Act and (ii) as soon as reasonably practicable following the date hereof, file or supply, or cause to be filed or supplied, in connection with the transactions contemplated hereby, all notifications and information required to be filed or supplied under any other applicable Antitrust Laws. Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees for any filing under the HSR Act or under any other applicable Antitrust Law.

(b)           Each Party, as promptly as practicable following the date hereof, shall make, or cause to be made, all filings and submissions (other than those contemplated by Section 5.03(a)) under any Law applicable to it or to its Affiliates, as may be required for it to consummate the transactions contemplated hereby and use reasonable best efforts to obtain, or cause to be obtained, all Consents from all Persons and Governmental Entities necessary to be obtained by it or its Affiliates in order for it to consummate such transactions. Buyer acknowledges and agrees that certain Consents with respect to the transactions contemplated by this Agreement may be required from parties to Contracts to which the Business Companies or a Parent Entity is a party and that such Consents have not been and may not be obtained. Buyer agrees that Parent and its Affiliates shall not have any Liability to Buyer arising out of or relating to the failure to obtain any Consent that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof, and that no such failure or termination shall result in the failure of any condition set forth in Article VI. For purposes of this Section 5.03(b), “reasonable best efforts” in connection with pursuing any such Consent will not be deemed to require the expenditure or payment of any funds or the making of any concession by Parent or any of its Affiliates to the counterparty to such Contract.

(c)           The Parties shall, and shall cause their respective Affiliates to, coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Section 5.03(a) and Section 5.03(b). The Parties shall, and shall cause their respective Affiliates to, supply to any Governmental Entity as soon as reasonably practical any additional information requested by such Governmental Entity or required pursuant to any applicable Laws. The Parties shall, and shall cause their respective Affiliates to, supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing.

(d)           Notwithstanding anything to the contrary in this Agreement, Buyer shall, and shall cause its Affiliates to, take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity (including any antitrust authority) or any other Person so as to enable the Parties to consummate the transactions contemplated by this Agreement as promptly as practicable, and in any event prior to the Outside Date (including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by Order, consent decree, hold separate order, trust or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Buyer or its Affiliates or of the Business Companies, or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Buyer or its Affiliates or of the Business Companies) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its Affiliates or of the Business Companies; (iii) creating any relationship, venture, contractual right, obligation or other arrangement of Buyer or its Affiliates or of the Business Companies; (iv) entering or offering to enter into agreements and stipulating to the entry of an Order or decree or filing appropriate applications with any Governmental Entity in connection with any of the actions contemplated by the foregoing clauses (i) through (iii); or (v) defending, contesting or otherwise resisting any Action or Order by any Governmental Entity or private party challenging the transactions contemplated hereby) (the Actions described in clauses (i), (ii), (iii), (iv) and (v), collectively, the “Remedy Actions”); provided that the effectiveness of any such Remedy Action shall be conditioned upon the Closing. It shall not be deemed a failure to satisfy the conditions specified in Section 6.01(a) or Section 6.01(b) if, in any Action brought by any Person or Governmental Entity challenging the transactions contemplated by this Agreement as violating any Antitrust Law, a court enters or the applicable Governmental Entity makes an Order or decree permitting the transactions contemplated by this Agreement, but requiring any Remedy Action. Notwithstanding anything to the contrary in this Section 5.03(d) or any other provision of this Agreement, neither Parent nor any of its Affiliates shall be required to sell, divest, dispose of or enter into any other arrangement or take any other Remedy Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 5.03(d) or any other provision of this Agreement (other than Remedy Actions with respect to the Business or the Business Companies that are conditioned upon the Closing and take effect from and after the Closing).

(e)           Parent and Buyer shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) keep each other reasonably informed as to the status of any such request, inquiry or proceeding, (iii) promptly inform each other of any communication (and provide each other with copies of all written communications) to or from any Governmental Entity, or any understanding, undertaking or agreement (oral or written) which Buyer or its Affiliates proposes to make or enter into with any Governmental Entity, in connection with the transactions contemplated by this Agreement, (iv) consult and cooperate with each other in good faith in connection with any meeting or oral communication, formal or informal, with any Governmental Entity in connection with the transactions contemplated by this Agreement and provide each other with reasonable advance notice and an opportunity to attend and participate in all such meetings and oral communications, (v) provide each other with reasonable advance opportunity to review and comment upon (and each shall consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement and (vi) promptly provide, after consulting with the other party, any additional or supplemental information requested by any Governmental Entity. Notwithstanding anything to the contrary in this Section 5.03(e), (x) materials provided to the other Party pursuant to this Section 5.03 may be redacted (A) as necessary to comply with contractual arrangements and (B) as necessary to address privilege or confidentiality concerns and (y) each Party shall have the right to reasonably designate information provided to the other Party as for the other side’s outside counsel only.

(f)           Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or Equity Securities of or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any asset, or agree to a commercial or strategic relationship with any Person, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment or commercial or strategic relationship would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or Order of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby or (iii) materially delay the consummation of the transactions contemplated hereby.

Section 5.04           Public Announcements. No Party shall issue or cause the publication of any press release or other public announcement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned; provided however, that (a) each Party shall be permitted to issue a press release or other public announcement announcing each of (i) the entry into this Agreement and the other transactions contemplated hereby and (ii) the Closing (in which case, the issuing Party shall provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of the issuance) and (b) nothing herein shall prohibit any Party from (i) issuing or causing publication of any such press release or public announcement without the prior written consent of the other Parties to the extent that such disclosure is, upon advice of internal or external counsel, required by Law, including federal securities Laws, the applicable rules of the New York Stock Exchange or any listing agreement, or by the rules of the SEC (including any disclosure or filing requirements thereof) (in each case, or a non-U.S. equivalent thereof), in which case the Party making such determination shall, if practicable under the circumstances, use reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance; provided further that the foregoing shall not restrict disclosures of information made by or on behalf of Parent or its Affiliates or successors, on the one hand, to their respective direct and indirect Affiliates, members, counsel, accountants, lenders, consultants and other advisors, on the other hand (so long as, in each case, such disclosure has a valid business purpose and is effected in a manner consistent with customary practices (including with respect to confidentiality)); or (ii) making any public statement or disclosure to the extent such public statement or disclosure, or the content thereof, was previously disclosed in accordance with, or was permitted by, this Section 5.04.

Section 5.05           Directors & Officers Indemnification and Insurance.

(a)           The Parties agree that all rights to indemnification, exculpation and the advancement of expenses for or in connection with acts or omissions occurring at any time prior to or on the Closing Date (including in connection with this Agreement and the transactions contemplated hereby) that now exist in favor of any Person who prior to or on the Closing Date is or was a current or former director, officer or manager of a Business Company, or who at the request of Parent or any of its Affiliates served prior to or on the Closing Date in connection with the Business as a director, officer, manager, employee, trustee or fiduciary of any other entity of any type (each, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”) as provided in any agreement between a D&O Indemnified Party, on the one hand, and any Business Company, on the other hand (an “Indemnity Agreement”) or in the Organizational Documents of any Business Company, in each case, in effect as of the date hereof and to the extent made available to Buyer (collectively, the “D&O Provisions”) will survive the Closing and will continue in full force and effect for six years following the Closing Date. In furtherance of the foregoing, Buyer shall cause the Business Companies to honor and fulfill, in all respects, the obligations of the Business Companies with respect to indemnification or advancement of expenses pursuant to any D&O Provisions without termination, revocation, amendment or other modification that would adversely affect the rights thereunder of any D&O Indemnified Party. In addition, during the period commencing at the Closing and ending on the sixth anniversary of the Closing (the “Post-Closing Indemnification Period”), Buyer shall cause the Business Companies to cause the Organizational Documents of each Business Company to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the applicable Business Company as of the date of this Agreement, and, during the Post-Closing Indemnification Period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)        Without limiting the generality of the foregoing, during the Post-Closing Indemnification Period, Buyer shall, and shall cause the Business Companies to, defend, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each D&O Indemnified Party from and against any cost, fee and expense (including attorneys’ fees and investigation expenses), judgment, fine, loss, claim, damages, liability and amount paid in settlement or compromise in connection with any Action to the extent that such Action arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such D&O Indemnified Party’s capacity as a director, manager, officer, employee or agent of any Business Company to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Closing or (ii) any of the transactions contemplated by this Agreement, except that if, at any time prior to the sixth anniversary of the Closing, any D&O Indemnified Party delivers to Buyer a written notice asserting a claim for indemnification pursuant to this Section 5.05, then the claim asserted in such notice shall survive the sixth anniversary of the Closing until such claim is fully and finally resolved.

(c)         On the Closing Date, Buyer shall, at its own cost, obtain and pay for a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six years from and after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all of the D&O Indemnified Parties on or prior to the Closing Date (the “D&O Insurance”), which policy shall contain terms and conditions no less favorable to the insured persons than the directors’, managers’ or officers’ Liability coverage presently maintained by Parent on behalf of the Business Companies. If Buyer is unable to obtain the D&O Insurance, Parent (or its Affiliate) shall instead be entitled to procure the D&O Insurance, and the cost thereof shall be considered a “Transaction Expense” for purpose of this Agreement.

(d)         Buyer shall not, and shall cause the Business Companies not to, settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 5.05 (each a “Section 5.05 Claim”) for which indemnification and advancement could be sought by a D&O Indemnified Party hereunder, unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such Section 5.05 Claim or such D&O Indemnified Party otherwise consents in writing to such settlement, compromise or judgment. Buyer, its Subsidiaries and the D&O Indemnified Parties shall cooperate in the defense of any Section 5.05 Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)           The covenants contained in this Section 5.05 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other right to which a D&O Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. For a period of six years after the Closing Date, in the event that Buyer, any of the Business Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation, company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns or transferees of Buyer or any of the Business Companies, as the case may be, shall succeed to the obligations set forth in this Section 5.05.

Section 5.06          Employee Matters.

(a)           Terms and Conditions of Employment.

(i)         Prior to the Closing, Parent may transfer any Business Employee who is not an employee of a Business Company to a Business Company; provided that, Parent shall provide Buyer, on a weekly basis up to the period ending 30 days prior to the Closing, with a list of any Business Employees who will be so transferred in the respective following week. At least 20 days prior to the Closing Date, Buyer shall offer, or cause its Affiliates to offer employment to, each Business Employee who is not employed by a Business Company and who is employed immediately prior to the Closing Date (“Offer Employees”), with such employment to be effective as of 12:01 a.m. local time in New York City on the Closing Date; provided, however, (i) the obligations set out in this Section 5.06(a) and Section 5.06(d) shall not apply and (ii) no offers of employment shall be made except as set forth in Section 5.06(r), in each case, to any International Business Employee whose employment will transfer automatically to Buyer or its Affiliate pursuant to the Transfer Regulations. Buyer shall notify Parent promptly whether each such offer has been accepted or rejected. Where any Offer Employee accepts an offer of employment made by Buyer or its Affiliates, Parent or its Affiliates shall ensure that they are released from their employment effective as of the Closing Date, or in the case of the Inactive Business Employees, as provided in Section 5.06(a)(ii) so as to enable them to commence employment with Buyer or its Affiliates. Nothing herein shall be construed as a representation or guarantee by Parent that any particular Business Employee shall accept an offer of employment or shall continue in employment with Buyer and its Affiliates following the Closing. All offers of employment by Buyer to the Business Employees shall be on terms consistent with Section 5.06(b). Buyer shall, and shall cause its Affiliates to, comply with all applicable Laws relating to the offers of employment to, and continuation of employment of, the Business Employees on and after the Closing.

(ii)         Each Offer Employee, if any, who is not actively at work and is on a leave of absence as of the Closing Date shall be referred to as an “Inactive Business Employee” and Buyer’s or its Affiliate’s offer of employment pursuant to Section 5.06(a)(i) shall not be effective unless and until such Inactive Business Employee, or Parent or its Affiliates, on behalf of such Inactive Business Employee, notifies Buyer or its Affiliate that such Inactive Business Employee is able to commence active employment; provided that if any Inactive Business Employee does not commence active employment within six (6) months immediately following the Closing Date (or such longer period provided by applicable Law or regulations), such Inactive Business Employee shall no longer be eligible for employment with Buyer or its Affiliates and such offer shall become null and void. Notwithstanding any other provision of this Agreement, Parent or its Affiliates shall be responsible for the provision of benefits and compensation to and all costs and other Liabilities or obligations incurred in respect of any Inactive Business Employee prior to the date that such Inactive Business Employee commences employment with Buyer or its Affiliates.

(iii)        Neither Buyer nor any of its Affiliates shall be obligated, however, to continue to employ any Continuing Employee for any specific period of time following the Closing Date.

(b)           Compensation and Benefits Continuation. Parent shall cooperate with Buyer to establish benefit plans, of types to be agreed between the Parties, to be maintained, as of the Closing or any later date agreed to in the TSA (and any references herein to benefits coverage with Buyer and its Affiliates beginning at the Closing shall be deemed to refer instead to the expiration of any continued coverage period under the TSA), by Buyer or any of its Affiliates for the Continuing Employees. Buyer shall bear the costs (as agreed between Parent and Buyer) of establishing such benefits plans. Except as provided in Section 5.06(m) for any employees covered by a CBA and Section 5.06(q) for International Business Employees, and after the Closing and for a period of 12 months following the Closing, or, if longer, any such period required by applicable Law (the “Benefit Protection Period”), Buyer shall provide or cause its Affiliates, including the Business Companies, to provide each Continuing Employee (while he or she is employed with Buyer or any of its Affiliates) with: (i)(A) for any Continuing Employee who is an hourly employee, at least the same hourly pay and annual short-term cash incentive compensation opportunities, respectively that were provided to such Continuing Employee as of immediately prior to the Closing and (B) for each other Continuing Employee, annual base salary or wages and annual short-term cash incentive compensation opportunities (including commission opportunities) (“total target short-term cash”) that is substantially comparable in the aggregate to the total target short-term cash that was provided to such Continuing Employee as of immediately prior to the Closing; provided, that the amount of target short-term cash provided pursuant to this clause (B) in the form of base salary or wages shall not decrease materially from such amount in effect immediately prior to the Closing, (ii) for each Continuing Employees who received long-term incentive compensation opportunities (including equity or equity-based compensation) with a target value of more than $8,000 in 2024, long-term incentive compensation target values that are substantially comparable to the opportunities (including equity or equity-based compensation) that were provided to such Continuing Employee immediately prior to the Closing; provided that such long-term incentive compensation target values may be provided in the form of cash rather than equity and (iii) other compensation and employee benefits (excluding nonqualified deferred compensation, equity or equity-based compensation, change in control, severance, transaction or retention compensation or arrangements or defined benefit pension and post-employment or retiree health or welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable, in the aggregate, to such compensation and benefits that were provided to such Continuing Employee as immediately prior to the Closing.

(c)         Parent Equity Awards. For each Business Employee who is not retirement eligible for purposes of such Business Employee’s restricted stock units (“Parent RSUs”) and performance contingent restricted stock units (“Parent PSUs”) in respect of Parent common stock at the time of Closing and would forfeit his or her Parent RSUs or Parent PSUs in connection with the consummation of the transactions contemplated hereby, Parent shall pay an amount in cash to such Business Employee within 30 days of the Closing equal to the value (based on the closing price of Parent common stock on the Closing Date) of a pro-rated portion of the unvested portion of such Parent RSU or Parent PSU, with such pro-ration determined based on the number of days in the pre-Closing portion of the applicable vesting period or performance period. Any such payments in respect of Parent PSUs (i) for which the applicable performance period has not yet lapsed and the performance metrics have not yet been achieved as of the Closing Date will be determined as if the applicable performance metrics had been achieved at target level and (ii) for which the applicable performance period has lapsed or the applicable performance metrics have been achieved as of the Closing Date will be determined based on actual achievement of such performance metrics. With respect to the remaining portions of such unvested awards, Buyer shall not be obligated to grant to the applicable Continuing Employee any awards (including cash-based awards) whether vesting on the same schedule as such unvested Parent RSUs or Parent PSUs would have vested or otherwise. For the avoidance of doubt, for any Business Employee whose terms of award provides for 100% vesting of outstanding Parent RSUs or Parent PSUs at the time of Closing, such Parent RSUs or Parent PSUs shall vest in its entirety in accordance with the terms of such award and payment of cash by Parent will be made accordingly. Section 5.06(c) of the Disclosure Schedule sets forth a true, correct and complete list of each of the unvested Parent RSUs and Parent PSUs held by a Business Employee as of the date hereof, and Parent shall deliver an updated schedule of the unvested Parent RSUs and Parent PSUs five Business Days prior to Closing.

(d)         Service Credit. With respect to all employee benefit plans of Buyer and its Affiliates (including, following the Closing, the Business Companies), including any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and any vacation, paid time-off, retirement or severance plans, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with any Business Company (as well as service with any predecessor employer of any Business Company, to the extent service with the predecessor employer was recognized by the Business Company) shall be treated as service with Buyer or any of its Affiliates (including, following the Closing, the Business Companies); provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e)         Health Coverage. On the Closing Date, Buyer shall, or shall cause its applicable Affiliates (including, following the Closing, the Business Companies) to, provide the Continuing Employees with welfare benefits under plans, programs and arrangements maintained, sponsored or contributed to by Buyer and its Affiliates and Buyer shall take commercially reasonable efforts to (i) waive, or cause its Affiliates, including the Business Companies, to waive, any pre-existing condition limitation, exclusion, actively-at-work requirement and waiting period and (ii) recognize, or shall cause its Affiliates, including the Business Companies, to recognize, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) shall be eligible to participate from and after the Closing.

(f)         Severance. Parent and Buyer intend that the transactions contemplated by this Agreement shall not constitute a severance or termination of employment of any Business Employee prior to or upon the Closing for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Parent or any of its Affiliates, and that the Continuing Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing, and Buyer shall comply with any requirement under applicable Laws to ensure the same, provided that nothing in this Section 5.06(f) shall diminish Buyer’s or its Affiliates’ rights under Section 5.06(a)(iii). Buyer shall be solely responsible for, and shall indemnify and hold harmless Parent from, all Liabilities that may result in respect of claims for statutory, contractual or common law severance or other separation benefits or other legally mandated payment obligations (including claims under applicable Law, or for wrongful dismissal, notice of termination of employment or pay in lieu of notice), together with the employer-paid portion of any employment or payroll Taxes related thereto, arising out of, relating to or in connection with (a) Buyer’s failure to offer (or cause to be offered) employment to any Business Employee who is not employed by any Business Company on terms consistent with Section 5.06(a) and in accordance with applicable Law or (b) any termination of employment of any Continuing Employee by Buyer or its Affiliates after 12.01 a.m. local time in New York City on the Closing Date. Without limiting the generality of Section 5.06(b), with respect to any Continuing Employee whose employment is terminated by Buyer or its Affiliates within the Benefit Protection Period, Buyer or its applicable Affiliate shall provide such Continuing Employee with the most favorable of (i) the severance benefits (including cash and welfare benefits) such Continuing Employee would have received if such Continuing Employee separated from the Business Companies, Parent or its other Affiliates immediately prior to the Closing under the severance plan, policy, Contract or arrangement applicable to such Continuing Employee in effect at that time, (ii) the severance benefits (including cash and welfare benefits) payable to such Continuing Employee under any applicable severance plan, policy, Contract or arrangement of Buyer or its applicable Affiliate in effect at the time of such termination and (iii) the severance benefits required under applicable Law; provided however that (x) for purposes of this covenant and Buyer’s severance plans, such Continuing Employee shall be credited for service with Parent as described in Section 5.06(d) and for service with Buyer or its applicable Affiliate following the Closing Date, (y) Buyer and its Affiliates shall not be obligated to pay such severance pay if such Continuing Employee’s employment has been terminated for cause or similar reasons under non-US Law, as determined by Buyer in its reasonable discretion or in respect of any Business Employee who does not accept an offer of employment provided by Buyer pursuant to Section 5.06(a)(i) and (z) as a condition to such Continuing Employee’s receipt of such severance pay in excess of the requirements under applicable Law, Buyer shall require such Continuing Employee to execute an irrevocable waiver and general release of claims in favor of Parent and its predecessors, successors, parents and Affiliates, and their respective present and former officers, directors, employees, agents and representatives, pursuant to which Parent shall be a third-party beneficiary, which release shall become effective and irrevocable in accordance with its terms, and, if so required by applicable Laws, subject to judicial ratification, prior to the payment of such severance pay. Notwithstanding anything in this Section 5.06(f) or this Agreement to the contrary, the terms and conditions of employment for any employees covered by a CBA shall be governed by the applicable CBA until the expiration, modification or termination of such CBA in accordance with its terms or applicable Law.

(g)         Vacation and Paid Time Off. No later than the Closing, Parent to Buyer shall provide a list of the Business Employees’ accrued but unused vacation and paid time off. Effective as of the Closing Date, Buyer shall, or shall cause one of its Affiliates (including, following the Closing, the Business Companies) to assume or retain, as the case may be, all obligations of Parent and its Affiliates for the accrued, unused vacation and paid time off for the Continuing Employees to the extent not prohibited by applicable Law. To the extent that a Business Employee is entitled under any applicable Law or any policy of Parent to be paid for any vacation or paid time off accrued or earned but not yet taken by such Business Employee as of the Closing, Parent shall, or shall cause its Affiliates to, discharge the Liability for such vacation or annual leave days. Buyer shall use commercially reasonable efforts to provide each Continuing Employee with vacation and annual leave policies that are no less favorable to such Continuing Employee than such policies provided by Parent or an Affiliate, as applicable, immediately prior to the Closing for the Benefit Protection Period.

(h)          WARN Act Laws and Other Notices. Buyer shall not take any action during the 90-day period immediately following the Closing with respect to the Continuing Employees that would give rise to a “plant closing” or “mass layoff” under the WARN Act Laws. Buyer agrees to provide, or to cause its Affiliates to provide, any required notice under the WARN Act Laws and to otherwise comply with the WARN Act Laws with respect to any “plant closing” or “mass layoff” occurring in the 90-day period immediately after the Closing. Buyer shall assume liability for, and fully indemnify and hold harmless Parent and its Affiliates with respect to, any Liability incurred by Parent or any of its Affiliates pursuant to the WARN Act Laws in connection with any Continuing Employee, to the extent such liability arises from actions of Buyer or any of its Affiliates after the Closing. Parent and its Affiliates shall assume liability for, and fully indemnify and hold harmless Buyer and its Affiliates with respect to, any Liability incurred by Buyer and any of its Affiliates pursuant to the WARN Act Laws in connection with any Continuing Employees, to the extent such liability arises from actions of Parent or any of its Affiliates on or before the Closing.

(i)           401(k) Plan. As soon as administratively possible, Buyer shall, or shall cause one of its Affiliates (including, following the Closing, the Business Companies) to, permit each Continuing Employee that is eligible to participate in a tax-qualified defined contribution plans with a cash or deferred feature within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) maintained by Buyer or its Affiliates (the “Buyer 401(k) Plan”), subject to the terms and conditions of such Buyer 401(k) Plan. Each Continuing Employee participating in a Parent 401(k) Plan immediately prior to the Closing shall be eligible to become a participant in the corresponding Buyer 401(k) Plan as of the Closing Date, and each Continuing Employee who would have become eligible to participate in the Parent 401(k) Plan shall be eligible to participate in the Buyer 401(k) Plan at the time such Continuing Employee would have become eligible to participate in the Parent 401(k) Plan. Buyer agrees to use reasonable best efforts to cause the Buyer 401(k) Plan to allow each Continuing Employee to make a “rollover” to the Buyer 401(k) Plan of the account balances, including promissory notes evidencing any outstanding loans, of such Continuing Employee under the Parent 401(k) Plan in which such Continuing Employee participated prior to the Closing if such rollover is elected in accordance with applicable Law by such Continuing Employee, in each case in the most tax-efficient and administratively efficient manner (and without such Continuing Employee incurring penalties in connection with such rollover). The rollovers described herein shall comply with applicable Law and the terms and conditions of the Parent 401(k) Plan and the Buyer 401(k) Plan, and each party shall make all filings and take any actions required of such party under applicable Law in connection therewith.

(j)         Flexible Spending Accounts. Effective as of the Closing, Buyer shall, or shall cause one of its Subsidiaries (including, following the Closing, the Business Companies) to, establish flexible spending accounts for medical and dependent care expenses under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer’s Cafeteria Plan” ) that provide benefits to Continuing Employees that are no less favorable in all material respects than those provided by the corresponding flexible spending accounts under the cafeteria plan in which Continuing Employees participate immediately prior to the Closing (the “Parent’s Cafeteria Plan”). Buyer shall use reasonable best efforts to cause the Buyer’s Cafeteria Plan to accept a spin-off of the flexible spending accounts of the Continuing Employees from the Parent’s Cafeteria Plan and to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Continuing Employee under the Parent’s Cafeteria Plan in respect of the flexible spending accounts that are in effect immediately prior to the Closing. If such spin-off occurs, Buyer shall credit or debit, as applicable, effective as of the Closing Date, the applicable account of each Continuing Employee under Buyer’s Cafeteria Plan with an amount equal to the balance of such Continuing Employee’s account under Parent’s Cafeteria Plan as of immediately prior to the Closing Date. If such spin-off occurs, then as soon as practicable following the Closing Date, Parent shall cause to be transferred from the Parent’s Cafeteria Plan to the Buyer’s Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending accounts made prior to the Closing during the calendar year in which the Closing Date occurs by Continuing Employees over the aggregate reimbursement payouts made prior to the Closing for such calendar year from such accounts to the Continuing Employees. If the aggregate reimbursement payouts from the flexible spending accounts made prior to the Closing during the calendar year in which the Closing Date occurs to Continuing Employees exceeds the aggregate accumulated contributions to such accounts prior to the Closing for such calendar year by the Continuing Employees, Buyer shall cause such excess to be transferred to Parent as soon as practicable following the Closing Date. If such spin-off occurs, from and after the Closing, Buyer shall assume and be solely responsible for all claims by Continuing Employees under the Parent’s Cafeteria Plan incurred prior to the Closing Date, that have not been paid in full as of the Closing.

(k)         Short-Term Cash Incentives. Parent shall pay to each Business Employee the annual bonus payment each such Business Employee is or would have been entitled to for the 2024 calendar year, at the same time as it makes annual bonus payments to employees generally. Parent shall make a prorated annual bonus payment to each Business Employee, the amount (if any) of which shall equal the product of the applicable Business Employee’s annual bonus amount (as described in the next sentence) multiplied by a fraction, the numerator of which is the number of days in the calendar year during which the Closing Date occurs that elapse prior to the Closing Date, and the denominator of which is 365. Parent shall determine the annual bonus amount based on the target bonus amount or upon actual performance prior to the Closing Date. Such prorated bonuses shall be paid no later than the date on which Parent pays annual bonuses to similarly situated other employees of Parent and its Affiliates.

(l)          Communication. Any broad-based employee notices or communication materials (including website postings) proposed to be delivered by Buyer to the Business Employees before the Closing Date regarding the matters contained in or the transactions contemplated by this Agreement or otherwise respecting any change or potential change in employee benefit plans, practices or procedures that may or will occur in connection with the transactions contemplated by this Agreement shall be subject to the prior approval of Parent.

(m)         CBA Obligations. Prior to the Closing, Parent and its Affiliates shall fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the Business Employees or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any CBA or other agreement with an employee representative body and Buyer and its Affiliates shall reasonably cooperate with respect to the foregoing. Buyer agrees to take all actions that are legally required to (a) recognize each labor union that is party to a CBA covering any Business Employees as the collective bargaining representative for the applicable Business Employees covered by such CBA effective upon the Closing Date, (b) assume each CBA and all Liabilities thereunder effective upon the Closing Date, (c) abide by and agree to honor the terms and conditions of the CBAs, including with respect to the benefits required to be provided under the CBAs, from and after the Closing Date and (d) indemnify and hold harmless Parent and its Affiliates with respect to any Liabilities related to the CBAs. Notwithstanding anything to the contrary in Section 5.06, the Parties agrees the terms and conditions of employment for any employees covered by a CBA shall be governed by the applicable CBA until the expiration, modification or termination of such CBA in accordance with its terms or applicable Law.

(n)         Employee Matters Cooperation. The Parties shall, prior to and after Closing, cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take (or cause to be taken) those actions to be taken by them in order to obtain any governmental approvals required hereunder with respect to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, subject to applicable Law, the Parties shall cooperate with respect to the employee transfer mechanisms for each jurisdiction and may agree to transfer mechanisms that deviate from the terms set forth herein, including engaging a professional employer organization or employer of record to employ the Business Employees; provided that the foregoing shall not relieve the Parties of their respective obligations or deprive them of their rights under this Section 5.06.

(o)         Visas; Work Permits. No later than January 31, 2025, Parent shall provide to Buyer a list of any Business Employees who provide services to Parent or any of its Affiliates (including the Business Companies) as of such date pursuant to a visa, work permit or other employment pass. If any Continuing Employee requires a visa, work permit or employment pass or other approval for his or her employment to transfer to or continue with Buyer or its Affiliates following the Closing, Buyer shall use its reasonable efforts to see that any necessary applications are promptly made and to secure the necessary visa, permit, pass or other approval effective as of the Closing, and as may be requested by Buyer, Parent shall use its reasonable best efforts to assist the Buyer with such applications and/or cancel the existing passes of any Continuing Employee in connection with this Agreement.

(p)         Contractors. During the period prior to the Closing Date, Parent shall use reasonable best efforts to make individual natural person independent contractors related to the Business and directly engaged by Parent or its Affiliates available to Buyer for the purpose of allowing Buyer and its Affiliates to interview each such contractor and determine the nature and extent of each such person’s continuation with Buyer, if any. Parent shall provide to Buyer contact information, subject to applicable data protection laws, for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying and transferring such contingent work force to the extent requested by Buyer.

(q)         International Employees. In the case of Business Employees primarily employed outside the US (the “International Business Employees”), Buyer and its Affiliates shall comply with any additional obligations or standards arising under applicable Law governing the terms and conditions of their employment or severance of employment in connection with the transfer of the Business or otherwise including the applicable Transfer Regulations. With respect to any International Business Employee, in the event (i) Buyer and its Affiliates do not provide a benefit plan that is materially similar in the aggregate to the provisions that are in effect as of the Closing Date under each Company Benefit Plan in which such International Business Employee was covered or eligible for coverage immediately prior to the Closing Date (except, for the avoidance of doubt, where the Buyer or its Affiliate is unable to provide a benefit plan that is materially similar in the aggregate due to applicable Law or regulation), (ii) Buyer and its Affiliates amend or otherwise modify on or after the Closing Date any such benefit plan or other term or condition of employment applicable to such International Business Employee immediately prior to the Closing Date or (iii) such International Business Employee fails to continue employment with the Business as a result of any act or omission of Buyer or its Affiliate in a manner that results in any obligation, contingent or otherwise, of Parent or its Affiliates to pay any severance, termination indemnity or other similar benefit (including such benefits required under applicable Law) to such International Business Employee (excluding, for the avoidance of doubt, any Non-Business Employee) Buyer shall, or shall cause its Affiliates to, reimburse and otherwise hold harmless Parent and its Affiliates for all such severance, termination indemnity and other similar benefits and any additional Liability incurred by Parent and its Affiliates in connection therewith. Parent and Buyer and their respective Affiliates shall comply in all respects with their information and consultation obligations under the applicable Transfer Regulations. Parent and Buyer and their respective Affiliates will in good faith act in a cooperative manner with each other with regards to any information and consultation process and the transfer itself, including providing sufficient and accurate information to enable them to comply with their respective information and consultation obligations under the applicable Transfer Regulations.

(r)         Subsequent Offer Employee: A Subsequent Offer Employee is an International Business Employee whose employment, contrary to expectation, does not automatically transfer to Buyer or its Affiliates on Closing or alleges that he or she has not so transferred (“Subsequent Offer Employee”). Parent or its Affiliate will notify Buyer in writing of the existence of any Subsequent Offer Employee within 14 days of become aware of the Subsequent Offer Employee. Within 14 days of the date on which Buyer is made aware of the existence of a Subsequent Offer Employee, Buyer or its Affiliates shall make written offers of employment to the Subsequent Offer Employee(s) (the “Offer Deadline”). Buyer or its Affiliates agree that any offer of employment made pursuant to this Section 5.06(r) shall be compliant with Section 5.06(a) hereof and shall provide that employment with Buyer or its Affiliates shall commence no later than 14 days after the date the offer of employment is made. Parent and its Affiliates shall provide Buyer with all information that Buyer or its Affiliate requires in order to make the offer of employment to the Subsequent Offer Employee. Parent or its Affiliates and Buyer or its Affiliates shall each use its reasonable endeavors to ensure that each Subsequent Offer Employee accepts such an offer of employment made by Buyer or its Affiliates. Where any Subsequent Offer Employee accepts an offer of employment made, Parent or its Affiliates shall ensure that they are released from their employment so as to enable them to commence employment with Buyer or its Affiliates. Such Subsequent Offer Employee will be considered a Business Employee with effect from the date on which his or her employment with Buyer or its Affiliate commences. If the Subsequent Offer Employee does not accept the offer of employment made by Buyer or its Affiliates, or no such offer is made, Parent or its Affiliates may within a further 10 days after the expiry of the Offer Deadline give notice of termination of employment to the Subsequent Offer Employee. Where Parent or its Affiliates have given notice to a Subsequent Offer Employee in accordance with this Section 5.06(r), Buyer shall indemnify Parent or its Affiliates against any liabilities arising out of or in connection with the termination of employment of such Subsequent Offer Employee and their employment in the period from the Closing Date up to and including the date on which the employment of such Subsequent Offer Employee terminates, save for any liabilities incurred arising out of any act or omission or Parent or its Affiliate in respect of the Subsequent Offer Employee, which amount to a breach of applicable Laws relating to anti-discrimination.

(s)         Non-Business Employees If the employment of any person who is not an International Business Employee, including, for the avoidance of doubt, any person primarily employed in the UK who is not a UK Business Employee (and is not otherwise a Business Employee), is found or alleged to have transferred to Buyer or its Affiliates with effect from the Closing Date (a “Non-Business Employee”), Buyer or its Affiliate will notify Parent in writing of the existence of any Non-Business Employee within 14 days of become aware of the Non-Business Employee. Within 14 days of the date on which Parent is made aware of the existence of a Non-Business Employee, Parent or its Affiliates shall make written offers of employment to the Non-Business Employee(s) (the “Non-Business Offer Deadline”). Buyer or its Affiliates agree that any offer of employment made pursuant to this Section 5.06(s) shall be on terms and conditions no less favorable in the aggregate (including as to service) than the terms and conditions on which such Non-Business Employee was employed as at the Closing Date and shall provide that employment with Parent or its Affiliates shall commence no later than 14 days after the date the offer of employment is made. Parent or its Affiliates and Buyer or its Affiliates shall each use its reasonable endeavors to ensure that each Non-Business Employee accepts such an offer of employment made by Parent or its Affiliates. Where any Non-Business Employee accepts an offer of employment made, Buyer or its Affiliates shall ensure that they are released from their employment so as to enable them to re-commence employment with Parent or its Affiliates. If the Non-Business Employee does not accept the offer of employment made by Parent or its Affiliates, or no such offer is made, Buyer or its Affiliates may within a further 10 days after the expiry of the Non-Business Offer Deadline give notice of termination of employment to the Non-Business Employee. Where Buyer or its Affiliates have given notice to a Non-Business Employee in accordance with this Section 5.06(s), Parent shall indemnify Buyer or its Affiliates against any liabilities arising out of or in connection with the termination of employment of such Non-Business Employee and their employment in the period from the Closing Date up to and including the employment of such Non-Business Employee terminates, save for any liabilities incurred arising out of any act or omission or Buyer or its Affiliate in respect of the Non-Business Employee, which amount to a breach of applicable Laws relating to anti-discrimination.

(t)         Benefit Plans. Effective as of the Closing Date, Parent shall cause the Business Companies to cease being a participating employer with respect to the Benefit Plans that are not Company Benefit Plans so that each Business Employee shall cease to participate in such Benefit Plans; provided that the Continuing Employees and their eligible dependents may continue to participate in such Benefit Plans as terminated but vested employees (or eligible dependents thereof) in accordance with, and subject to their eligibility under, the terms of such Benefit Plans. Parent or its Affiliates shall retain sponsorship of, and shall retain all Liabilities under, such Benefit Plans that are not Company Benefit Plans, whether arising before, on or after the Closing, and Buyer and its Affiliates shall not assume sponsorship of, contribute to or maintain or have any Liability with respect to, such Benefit Plans. Effective as of the Closing Date, Buyer or its Affiliates (including the Business Companies) shall assume or retain, as applicable, sponsorship of, and shall retain all Liabilities under the Company Benefit Plans, whether arising before, on or after the Closing, and Parent and its Affiliates shall not assume or retain sponsorship of, contribute to or maintain or have any Liability with respect to, the Company Benefit Plans.

(u)         Employment Liabilities. Except as otherwise provided in this Agreement (including in Section 5.06(t) and Section 5.06(h)), as of the Closing Date, Buyer shall, or shall cause one of its Affiliates (including the Business Companies) to, assume or retain, as the case may be, any and all Employment Liabilities of the Business Employees. “Employment Liabilities” means Liabilities (contingent or otherwise) relating to, arising out of, or resulting from the employment or services, or termination of employment or services, whether arising before, on or after the Closing Date, of any Business Employee. Employment Liabilities shall not include any Liabilities arising out of Parent or its Affiliate’s failure to comply with their respective obligations to inform and (where applicable) consult with any UK Business Employee pursuant to TUPE or, in respect of any International Business Employee based outside the UK, any other applicable Transfer Regulations save where such failure is as a result of a failure by Buyer or its Affiliate to provide on a timely basis such information to Parent or its Affiliate as may be required under TUPE or other applicable Transfer Regulations.

(v)         No Third Party Beneficiaries; No Guarantee of Employment. Notwithstanding anything to the contrary in the foregoing, nothing contained herein, whether expressed or implied, (i) shall be treated as an establishment, amendment of or an undertaking to amend or modify any Benefit Plan, including any Company Benefit Plan; (ii) is intended to confer any third-party right, benefit, remedy, obligation or Liability hereunder upon any Person (including any director, manager, officer or employee and any dependent or beneficiary thereof) other than the Parties hereto and their respective successors and assigns; or (iii) is intended to confer upon any Continuing Employee any right to continued employment or service with Buyer or any of its Affiliates (including any Business Company).

Section 5.07           Tax Matters.

(a)            Tax Returns.

(i)            Parent shall prepare or shall cause to be prepared (A) any Consolidated Tax Return and (B) any Tax Return (other than any Consolidated Tax Return and Tax Return with respect to a Straddle Period) that is required to be filed by or with respect to any of the Business Companies for any Pre-Closing Tax Period to the extent a Parent Entity is liable under this Agreement or applicable Law for the payment of Taxes on such Tax Return (a “Pre-Closing Separate Tax Return”). Parent shall prepare all Pre-Closing Separate Tax Returns in a manner consistent with past practices and in accordance with applicable Law, shall promptly deliver, or cause to be delivered, to Buyer all such income Tax Returns that are required to be filed after the Closing Date at least 20 days prior to the due date thereof (taking into account any customary, automatic extensions of the time to file) and all such non-income Tax Returns reasonably prior to the due date for filing such non-income Tax Returns (taking into account any customary, automatic extensions of the time to file), and, in each case, shall consider in good faith all reasonable comments of Buyer. Buyer shall timely file or cause to be timely filed each such Pre-Closing Separate Tax Return. Buyer shall not amend or revoke any (i) Consolidated Tax Return or (ii) Pre-Closing Separate Tax Returns (or any election relating thereto) to the extent such amendment or revocation of any such Pre-Closing Separate Tax Returns could reasonably be expected to affect a Parent Entity’s liabilities for Taxes under this Agreement or applicable Law without the prior written consent of Parent. Buyer shall promptly provide (or cause to be provided) to Parent any information reasonably requested by Parent to facilitate the preparation and filing of any Tax Returns described in this Section 5.07(a)(i), and Buyer shall reasonably prepare (or cause to be prepared) such information in a manner and on a timeline requested by Parent, which information and timeline shall be consistent with the past practice of the applicable Business Company (or Parent or its Affiliates with respect to the applicable Business Company); provided, Parent shall reimburse Buyer for any reasonable out-of-pocket expenses related thereto.

(ii)            Except for any Tax Return required to be prepared by Parent pursuant to Section 5.07(a)(i), Buyer shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Business Companies. In the case of any such Tax Return for a Straddle Period that includes Taxes for which a Parent Entity is or may be liable under this Agreement or applicable Law (a “Straddle Period Separate Tax Return”), Buyer shall prepare or cause to be prepared such Straddle Period Separate Tax Return in a manner consistent with past practices of the applicable Business Company (or Parent or its Affiliates with respect to the applicable Business Company). Buyer shall deliver to Parent for its review and comment a copy of such Straddle Period Separate Tax Returns at least 20 days prior to the due date thereof (taking into account any customary, automatic extensions of the time to file). Buyer shall consider in good faith all reasonable comments of Parent received at least 10 days prior to the due date thereof. Buyer shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) to the extent such amendment or revocation could reasonably be expected to adversely affect a Parent Entity without the prior written consent of Parent. At Parent’s reasonable written request, Buyer shall file, or cause to be filed, amended Straddle Period Separate Tax Returns, unless the amendment could adversely affect Buyer or its Affiliates (other than a de minimis effect).

(b)            Transfer Taxes. All real property transfer, sales, use, value added and any similar Tax or fee that becomes payable in connection with the transactions contemplated by this Agreement (together, with any related interest, penalty or addition to Tax, “Transfer Taxes”) shall be equally borne by Buyer and Parent; provided that Transfer Taxes shall not include any Taxes imposed with respect to income or gains of a Parent Entity; provided, further, that stamp duty and similar Taxes will be borne by the Party primarily responsible for such Taxes under applicable Law (and equally borne by Buyer and Parent if the applicable Law does not specify the legal responsibility for such Taxes). The Party responsible under applicable Law for preparing any value added and similar Tax invoices or filing any Tax Return and other documentation with respect to any Transfer Tax shall prepare and timely deliver to the other Party or file all such invoices (reflecting the appropriate amount for value added and similar Tax purposes), Tax Returns and other documentation and pay any Transfer Tax due on such Tax Returns, and each other Party shall, and shall cause its Affiliates to, cooperate with respect to the preparation and filing of such Tax Returns and other documentation. Notwithstanding anything herein to the contrary, all Transfer Taxes, stamp duty and similar Taxes resulting from or attributable to the implementation of the Closing Structure (including any changes to the Closing Structure under Section 5.07(h)) shall be solely borne by Parent.

(c)            Cooperation.

(i)            With respect to the Business Companies, Parent and Buyer (and each of their respective Affiliates) shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving in good faith all disputes and audits with respect to all taxable periods. Without limiting the generality of Section 5.02(c), Buyer agrees that from and after the Closing Date, Buyer and its Affiliates shall, and shall cause the Business Companies and their Affiliates to retain and maintain such records and information until the later of (A) seven years following the Closing Date and (B) the expiration of the applicable statute of limitations with respect to the Tax to which such records or information relate; and shall offer to transfer and deliver such records to Parent at the end of any such period and, in any case, before disposing of such records or transferring them to a third party.

(ii)           Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither Buyer nor any of its Affiliates (including the Business Companies following the Closing) shall have the right to (A) receive or obtain any information relating to Taxes or Tax Returns of Parent or any of its Affiliates (or any of its successors or predecessors) or any Consolidated Tax Return other than information relating solely to the Business Companies, the Transferred Assets or the Business (which may be provided on a pro forma basis) or (B) control or participate in any Action with respect to any Consolidated Income Taxes or any Consolidated Tax Return. Notwithstanding the preceding sentence, after the Closing, Parent shall use commercially reasonable efforts to (i) notify and keep Buyer reasonably informed with respect to any such Action to the extent any material decision or agreement taken or to be taken in connection with such Action is reasonably expected to have an adverse effect on Buyer or any of its Affiliates (including the Business Companies following the Closing) and (ii) consider in good faith any comments by Buyer in connection thereto.

(d)            Limitations on Actions. To the extent it could reasonably be expected to affect a Parent Entity’s liabilities for Taxes under this Agreement or applicable Law, without the prior written consent of Parent, following the Closing, none of Buyer, the Transferred Companies or any of their Affiliates shall (i) amend, refile, revoke or otherwise modify (or cause any of their respective Affiliates to amend, refile, revoke or otherwise modify) any Tax Return of any Business Company with respect to any Pre-Closing Tax Period or Straddle Period; (ii) subject to Section 5.07(i) make, revoke or amend any election relating to Taxes with respect or relating to a Pre-Closing Tax Period or Straddle Period, including making any election under Section 336 or Section 338 of the Code; or (iii) take any action on the Closing Date after the Closing that could result in any increase in Tax Liability (or a reduction in a Tax refund or Tax attribute) in respect of a Pre-Closing Tax Period or Straddle Period of Parent (or its Affiliates), the Business Companies or their respective Subsidiaries; provided that notwithstanding anything to the contrary in this Agreement, (x) Parent and Buyer shall join in making (and causing their applicable Affiliates to make) elections under Section 338(h)(10) of the Code (and any corresponding elections under U.S. state and local Tax Law) with respect to the purchase of Sonoco Flexible Packaging Co., Inc. and its Subsidiaries under this Agreement, (y) Parent shall reasonably cooperate (and cause its Affiliates to cooperate) with Buyer and its Affiliates with respect to such elections, and (z) Buyer shall not be obligated to compensate or reimburse Parent and its Affiliates for any incremental Taxes by reason of such elections.

(e)            Refunds and Credits. Parent shall be entitled to any refunds of Taxes that are attributable to any Business Company and that are received by any Business Company, Buyer or any of their respective Affiliates in respect of any Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period (excluding any amounts taken into account in the determination of Accrued Income Taxes, Working Capital, or the Purchase Price) to the extent such Taxes were actually paid by the applicable Business Company prior to the Closing and Parent has indemnification obligations with respect to such Taxes under this Agreement. Buyer shall (i) at Parent’s expense, use commercially reasonable efforts to file for and obtain or cause its Affiliates, including any Business Company, to file for and obtain any refunds or credits to which Parent is entitled under this Section 5.07(e), (ii) promptly notify Parent in writing upon the receipt by any Business Company or Buyer of such refund and (iii) pay to Parent the amount of such refund no later than 10 Business Days after receipt of such refund, net of any reasonable out-of-pocket Taxes, costs and expenses incurred in connection with such refund, to the extent not already paid by Parent.

(f)            Close of Taxable Year. The Parties shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Business Companies for all Tax purposes. The Parties agree that, to the extent in accordance with under applicable Law, any transactions outside the ordinary course of business on the Closing Date, but after the Closing shall be allocated to Buyer under the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any similar, or analogous rule under state, local or foreign Tax Law that would allocate such items to Buyer). With respect to any Business Company that is a controlled foreign corporation for U.S. federal income tax purposes, Parent shall be entitled to make an election under Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of such entity as of the Closing Date for U.S. federal income tax purposes (and any comparable provisions of applicable state, local or non-US Tax Law) (the “245A Election”). If requested by Parent, Buyer shall cooperate to take all actions necessary and appropriate (including entering into any agreements and filing such additional forms, returns or other documents as may be required) to effect and preserve the 245A Election in accordance with the provisions of Treasury Regulation Section 1.245A-5(e)(3)(i) (or any comparable provisions of state or local Tax Law). Buyer and Parent further agree to file all Tax Returns and any other filings in a manner consistent with this Section 5.07(f).

(g)            Straddle Periods. With respect to any Taxes or attributes of the Business Companies, the Transferred Assets or the Business with respect to a Straddle Period: (i) in the case of any Taxes based upon income, receipts, transactions or payroll, the portion of such Taxes attributable to a Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or non-U.S. entity in which any of the Transferred Companies holds a beneficial interest shall be deemed to terminate at such time); provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (ii) in the case of any other Taxes, the portion of such Taxes attributable to a Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period, multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(h)            Closing Structure. Prior to the Closing, Parent shall, and shall cause its Affiliates (including the Business Companies), to take actions set forth on, and/or to implement the closing structure set forth on Exhibit H hereto (the “Closing Structure”), and to take actions to effect the transfer (which transfer shall be effected in such manner as Parent may determine, directly or indirectly, by way of distribution, sale or otherwise) of any stock, assets, cash, employees or other interests held by (or in) any Parent Entity or Business Company, as the case may be. Parent shall be entitled to modify the Closing Structure from time to time with the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that Parent shall be entitled to modify the Closing Structure without Buyer’s prior written consent if such modification is de minimis and would not be reasonably expected to affect the Business, the Transferred Assets, the Assumed Liabilities, Buyer or its Affiliates, in each case, in any material respect. In the event the Closing Structure is so modified, (i) Exhibit H shall be deemed to be automatically amended to reflect such modifications to the extent applicable and (ii) references to the “Closing Structure” shall be deemed to refer to such modified Closing Structure.

(i)            Section 338(g) Election. The Parties intend that Buyer will make (or cause its Affiliates (including the applicable Business Companies) to make) an election under Section 338(g) of the Code with respect to the acquisition of an eligible non-U.S. Business Company under this Agreement (other than the non-U.S. subsidiaries of a U.S. corporation for which Buyer has not made a Section 338(h)(10) election), to the extent such election would not (in Buyer’s sole discretion exercised in good faith) have a material adverse effect on Buyer or any of its Affiliates (including the Business Companies following the Closing); provided that Buyer shall inform Parent prior to the Closing the extent to which Buyer has identified any such material adverse effect, and shall discuss in good faith with Parent with respect thereto.

Section 5.08           R&W Policy. In the event that Buyer or any of its Affiliates obtains a representation and warranty policy in connection with this Agreement (a “R&W Policy”) (a) Buyer and its Affiliates shall ensure that any such R&W Policy shall provide that the insurer may not seek to enforce any subrogation right the insurer might have against Parent, its Affiliates or any of their respective Representatives, based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud (b) neither Buyer nor any of its Affiliates shall enter into any R&W Policy that is inconsistent with the foregoing requirements and (c) each Parent Entity shall, and shall cause the Business Companies to (prior to the Closing Date), use commercially reasonable efforts to provide the insurance company and its Representatives with such information readily available to such Parent Entities and such Business Companies (prior to the Closing Date) and customarily reviewed by insurance companies and their Representatives in connection with issuing policies similar to such R&W Policy; provided, however, that for purposes of this Section 5.08, each Parent Entity and each Business Company will have complied with its obligations under this Section 5.08 if such information or documentation is available to Buyer in the electronic data room established by or on behalf of Parent with respect to the transactions contemplated by this Agreement (the “Data Room”). From and after the Closing, to the extent requested in writing, Parent shall, and shall cause the other Parent Entities to, at Buyer’s sole cost and expense, use commercially reasonably efforts to cooperate with Buyer in good faith in connection with any claim made under the R&W Policy. Buyer and its Affiliates shall not amend, waive or otherwise modify any R&W Policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any Action against Parent, its Affiliates or any of their respective Representatives, based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud. Buyer shall be solely responsible for all costs to procure, maintain and make claims under any R&W Policy, including all premiums, retention amounts, deductibles, taxes, expenses and costs of any nature whatsoever.

Section 5.09           Termination of Affiliate Contracts. At or prior to the Closing, except as set forth on Section 5.09 of the Disclosure Schedule, Parent shall terminate or cause to be terminated all Contracts between Parent or any Parent Entity, on the one hand, and any Business Company, on the other hand, in effect as of immediately prior to the Closing (other than, for the avoidance of doubt, the TSA and any other Transaction Document) (each, an “Affiliate Contract”), in each case, without any Liability to any Parent Entity or any Business Company from and after the Closing.

Section 5.10           Intercompany Arrangements. Except as set forth on Section 5.10 of the Disclosure Schedule, on or prior to the Closing Date, all Intracompany Receivables and Intracompany Payables between any Parent Entity, on the one hand, and (a) any Business Company and (b) any Subsidiary Transferor (solely to the extent related to the Business), on the other hand, shall be settled or otherwise eliminated in such a manner as Parent shall determine in its sole discretion (including by Parent or any of its Affiliates removing from any Business Company or Subsidiary Transferor funds by means of dividends or distributions, the creation or repayment of intercompany debt, increasing or decreasing paid-in capital, forgiving, capitalizing or canceling any intercompany indebtedness or otherwise). Without limiting the generality of the foregoing, the Parties acknowledge that Parent and its Affiliates, including the Business Companies and Subsidiary Transferors, shall be permitted to maintain through the Closing their respective cash management systems.

Section 5.11           Termination of Rights to the Parent Marks.

(a)            As soon as reasonably practicable after the Closing Date (and, in each case subject to the time periods set forth herein), Buyer shall, and shall cause each of its Affiliates (which shall include the Business Companies), to cease and discontinue the use of all Parent Marks, including: (i) the removal of the Parent Marks from all assets and other materials owned or possessed thereby, including all email addresses, email signatures, business cards, social media accounts, websites, customer communications, promotional and marketing materials, inventory, packaging materials, employee uniforms and identification badges, signs, offices and facilities, within 45 days after the Closing Date and (ii) the change of all the registered names of the Business Companies containing or incorporating the Parent Marks within 45 days after the Closing Date; provided that notwithstanding the foregoing Buyer shall be permitted to deplete existing inventory, packaging materials and other assets and materials used only for internal purposes of the Business bearing the Parent Marks as of the Closing Date in the ordinary course of business, subject at all times to quality standards consistent with the standards and quality of such products immediately prior to the Closing Date, and for a period not to exceed 90 days after the Closing Date.

(b)            Buyer hereby acknowledges that (i) the Parent Entities own all right, title and interest in and to (A) the Parent Marks, (B) any other name or mark owned by Parent or any of its Affiliates (other than the Business Companies) and not included in the Intellectual Property Assets and (C) any other trademark containing or incorporating, in part or in whole, any of the names or marks referred to in clauses (A) or (B) and all variations, acronyms or translation or transliteration in any language that are confusingly similar thereto or dilutive of any of the foregoing (clauses (A), (B) and (C) together, the “Parent Retained Marks”) and (ii) except as provided under Section 5.11(a) and notwithstanding anything to the contrary in this Agreement or any use of the Parent Retained Marks by any Business Company or the Business prior to Closing, any and all right of the Business Companies or the Business to use the Parent Retained Marks shall terminate as of the Closing and shall immediately revert to the Parent Entities along with any and all goodwill associated therewith. Except as provided under Section 5.11(a), no right to use the Parent Retained Marks is granted by any of the Parent Entities or any of its Affiliates to Buyer or its Affiliates (including, following the Closing, Business Companies), whether by implication or otherwise, and nothing hereunder permits Buyer or its Affiliates (including Business Companies) to use the Parent Retained Marks in any manner or to register or seek to register, or to permit, cause or assist any third party to register or seek to register, any of the Parent Retained Marks in any jurisdiction (including, in each case, as a trademark, domain name or company name).

Section 5.12           Separation of Business IT and Data. Prior to Closing, Buyer and Parent shall discuss in good faith a preliminary plan for the transfer and hand-over of any Business IT and Data that is not already included in the assets of any Business Company, which plan shall be mutually agreed by the Parties within 60 days after the date of this Agreement (the “Separation Plan”). Except as may be otherwise agreed to under the TSA, Buyer acknowledges and agrees that Parent’s sole obligations with respect to such Business IT and Data shall be to facilitate a “lift and shift”, i.e., Parent will sell, transfer and hand-over the Business IT and Data in its “as-is” state (notwithstanding any of Parent’s representations and warranties under this Agreement), at Buyer’s sole cost and expense. Parent shall be responsible for the separation activities assigned to it in the Separation Plan but shall not be obliged to perform any transformation activities or to set-up any new Business IT and Data; provided that Parent shall, and shall cause its Affiliates to, reasonably cooperate with Buyer or its Subsidiaries to facilitate the migration of Business IT and Data from the Parent’s or its Affiliates’ systems. In particular, Buyer shall be solely responsible for (x) the integration and migration of the Business IT and Data in its own IT environment (and any costs and expenses related thereto); (y) except as may be otherwise agreed to under the TSA, obtaining any required IT systems contracts to operate the Business (and any costs and expenses related thereto, including any consent fees); and (z) the usability of the Business IT and Data in Buyer’s systems and environment (and any costs and expenses related thereto).

Section 5.13           Overhead and Shared Services. Buyer acknowledges that the Business currently receives from Parent and its Affiliates the Overhead and Shared Services. Buyer acknowledges and agrees that, except as provided in this Agreement or the Transaction Documents, all Overhead and Shared Services shall cease at the Closing and all assets in respect thereof shall be retained by the Parent Entities and all agreements and arrangements (whether or not in writing) in favor of the Business in respect thereof shall terminate as of the Closing, with no further obligation of any party thereto.

Section 5.14           Shared Contracts. The Parties acknowledge and agree that Parent and its Affiliates are parties to, or benefit from, certain Contracts that relate to both the Business and the other businesses of Parent and its Affiliates (other than any Contract in respect of the Overhead and Shared Services) as set forth on Section 5.14 of the Disclosure Schedule(collectively, the “Shared Contracts”). Upon Buyer’s written request, with respect to certain Shared Contracts as mutually agreed between the Parties during the Pre-Closing Period (the “Specified Shared Contracts”), Parent shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to cooperate with Buyer to cause the counterparty to any such Specified Shared Contract to enter into a new agreement on substantially similar terms and conditions as those contained in such Specified Shared Contract, with the Buyer or its designee with respect to the matters addressed by such Specified Shared Contract. Following the Closing, the Business Companies shall, subject to the terms of the TSA, be severed from and shall cease to be entitled to any benefits under, the Shared Contracts or any Contract in respect of the Overhead and Shared Services, and the Shared Contracts and the Contracts in respect of the Overhead and Shared Services shall be retained by the Parent Entities and shall not constitute Transferred Assets.

Section 5.15           Business Guarantees.

(a)            Without limiting Section 5.15(b), Buyer shall, at its sole expense, cause itself or its Affiliates to be substituted in all respects for Parent and any of its Affiliates, and for Parent and its Affiliates to be fully released, effective as of Closing, in respect of, or otherwise terminate (and cause Parent and its Affiliates to be released in respect of) all obligations of Parent or any of its Affiliates under each Business Guarantee, including, in each case, by providing at Closing substitute guarantees (including with respect to Parent’s obligations as guarantor of the Bensenville, Illinois real property lease), furnishing letters of credit, instituting escrow arrangements or posting surety or performance bonds with terms that are at least as favorable to the counterparty as the terms of the applicable Business Guarantees. For any Business Guarantees for which Buyer or its Affiliates are not substituted in all respects for Parent and its Affiliates (or for which Parent or any of its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Parent and its Affiliates to be released in respect thereof), Buyer shall continue to use its reasonable best efforts and shall cause its Affiliates to use their reasonable best efforts to effect such substitution or termination and release as soon as practicable after the Closing. Without limiting the foregoing, Buyer shall not, and shall cause its Affiliates not to, extend or renew any Contract or Permit containing or underlying a Business Guarantee unless, prior to or concurrently with such extension or renewal, Buyer or its Affiliates are substituted in all respects for Parent and its Affiliates, and Parent and its Affiliates are released in respect of all obligations under such Business Guarantee.

(b)            From and after the Closing, Buyer and the Transferred Companies shall, jointly and severally, indemnify and hold harmless Parent and any of its Affiliates from and against any and all Losses resulting from or in connection with (i) Parent or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any Business Guarantee, (ii) any claim or demand for payment made to Parent or any of its Affiliates with respect to any of the Business Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Business Guarantee, and shall, as promptly as practicable but in no event later than five Business Days following receipt of written notice from Parent, reimburse Parent for any Losses incurred in connection with any of the foregoing clauses (i) through (iii). For the avoidance of doubt, and not in limitation of the foregoing, upon and after the Closing, Parent and its Affiliates may terminate any or all Business Guarantees. At the request of Parent, Buyer shall provide Parent and its Affiliates with a letter of credit or bond in an amount directed by Parent equal to Parent’s and its Affiliates’ aggregate potential Liability in respect of any Business Guarantee for which Parent or any its Affiliates is entitled to be indemnified or reimbursed pursuant to this Section 5.15(b).

Section 5.16           Termination of Specified Indebtedness. On or before the Closing Date, Parent shall deliver to Buyer documentation in form and substance customary under the applicable jurisdiction and for transactions of this type for repayment and termination of the Specified Indebtedness and the release of all related Liens and guarantees, if any (such customary documentation, the “Specified Indebtedness Documents”).

Section 5.17           Insurance. From and after the Closing, the Business Companies and the Transferred Assets shall cease to be insured by Parent or its Affiliates’ current and historical insurance policies or programs (other than any third-party insurance policies of Business Companies, the sole beneficiaries of which are Business Companies (“Business Company Insurance Policies”)) or by any of the current and historical self-insured programs of Parent or its Affiliates, and neither Buyer nor its Affiliates (including the Business Companies) shall have any access, right, title or interest to or in any insurance policies or programs or self-insured programs (other than Business Company Insurance Policies) (including to any claims or rights to make claims or any rights to proceeds) to cover the Transferred Assets or any Liability arising from the operation of the Business at any time, whether before, at or after the Closing. Parent or any of its Affiliates may, to be effective at the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.17. From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Business Companies and the Business. At the Closing, Buyer agrees to take over and assume all the known and incurred but not reported claims of the Business Companies and the Business and Buyer agrees to be responsible to pay such claims until they are finally settled and disclosed. Buyer further covenants and agrees not to seek to assert or to exercise any rights or claims of any Business Company or the Business under or in respect of any past or current insurance policy, program or self-insurance program under which any Business Company or Affiliate thereof or the Business is a named insured, other than under or in respect of any Business Company Insurance Policy.

Section 5.18           Non-Hire of Employees.

(a)            For a period of one year following the Closing Date, without the written consent of Buyer, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, hire, employ, offer employment to or solicit the employment of any individual who is employed by any Business Company at the level of director or above as of immediately prior to the Closing. Notwithstanding anything to the contrary in the foregoing, nothing contained in this Section 5.18(a) shall (i) apply to the solicitation of any person through general solicitations through media advertisements or to the solicitation of any person through employment search firms in the ordinary course of business so long as such searches are not specifically targeted at such employees or (ii) prohibit the hiring of (A) any person who responds to any such solicitation set forth in (i), (B) any person who has ceased to be employed by Buyer or its Affiliates (including the Business Companies) for at least six months prior to such hiring or (C) any person who was terminated without cause.

(b)            For a period of one year following the Closing Date, without the written consent of Parent, Buyer shall not, and shall cause its Affiliates (including, from and after the Closing, the Business Companies) not to, directly or indirectly, hire, employ, offer employment to or solicit the employment of any individual who (i) is employed by any Parent Entity as of immediately prior to the Closing and (ii) is (x) transferred out of the Business to any Parent Entity prior to the Closing or (y) part of a supporting function and not otherwise assigned to a particular operating segment. Notwithstanding anything to the contrary in the foregoing, except with respect to any employee of any Parent Entity who, as of immediately prior to the Closing, serves as a member of, is employed by, or holds a role or position in, vice president or above with any Parent Entity, nothing contained in this Section 5.18(b) shall (I) apply to the solicitation of any person through general solicitations through media advertisements or to the solicitation of any person through employment search firms in the ordinary course of business so long as such searches are not specifically targeted at such employees or (II) prohibit the hiring of (A) any person who responds to any such solicitation set forth in (I), (B) any person who has ceased to be employed by any Parent Entity for at least six months prior to such hiring or (C) any person who was terminated without cause.

(c)            Each Party acknowledges and agrees that the restraints imposed by this Section 5.18 are fair and reasonably required for the protection of the legitimate interests of the other Party and constitute a material inducement to such other Party to enter into this Agreement and consummate the transaction contemplated by this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.18 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 5.19           Non-Competition.

(a)            For a period of two years after the Closing Date, Parent shall not, and shall cause its controlled Affiliates not to directly or indirectly, invest in, acquire, own or otherwise engage in (x) any business of the type described in the definition of the TFP Business within the United States and any other geographic region in which the TFP Business is conducted by Parent as of the Closing Date or (y) any business of the type described in the definition of the Trident Business within any geographic region which the Trident Business is conducted by Parent as of the Closing Date (collectively, a “Competing Business”); provided however that this Section 5.19(a) shall cease to apply to any Person at such time as such Person is no longer an Affiliate of Parent; provided further that nothing herein shall prevent or restrict:

(i)             Parent or any of its controlled Affiliates from acquiring or owning, directly or indirectly, as a passive, non-controlling investor 10% or less of the outstanding securities of any Person;

(ii)            Parent or any of its controlled Affiliates from acquiring or owning, directly or indirectly, 5% or less of any class of capital stock of any Person if such stock is publicly traded and listed on any national exchange or quoted on the NASDAQ National Market;

(iii)           Parent or any of its controlled Affiliates from acquiring any Persons or businesses (an “Acquired Business”) that include a Competing Business (the portion that includes such a Competing Business, an “Acquired Competing Business”) and carrying on the Acquired Competing Business if such Acquired Competing Business comprises less than 25% of the revenues of the Acquired Business (measured as of the completed calendar year preceding the year in which the acquisition of the Acquired Business is completed and using the exchange rate as of the last Business Day of such preceding calendar year);

(iv)           the combination with or acquisition of any equity interests of Parent or any of its Affiliates or the acquisition of assets, operations or a business from Parent or one or more of its Affiliates in an arm’s-length transaction by a Person engaged, directly or indirectly, in a Competing Business or the activities of any such Person or its Affiliates (other than Parent or its controlled Affiliates); or

(v)            Parent or any of its controlled Affiliates from (A) taking any actions contemplated by or required in order to comply with its obligations under this Agreement or any of the other Transaction Documents or (B) conducting any Retained Business or any other business, product or service conducted as of the date hereof or as of immediately prior to the Closing by Parent or any of its Affiliates (other than the Business) and any extensions or new lines of business related to or derived from the Retained Business or such other business, product or service or the use of Excluded Assets.

(b)           Parent acknowledges and agrees that the restraints imposed by Section 5.19(a) are fair and reasonably required for the protection of the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 5.19(a) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 5.20           Further Assurances. Following the Closing, each Party hereto shall, at the request of the other Party hereto, execute, or cause its Affiliates to execute, such further documents, and perform, or cause its Affiliates to perform, such further acts, as may be reasonably necessary or appropriate to give full effect to the assignment, conveyance, transfer or allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

Section 5.21           Legal Representation; Waiver of Conflicts.

(a)            Each Party acknowledges and agrees that (i) Freshfields has acted as legal counsel to the Parent Entities, and prior to the Closing has acted as legal counsel to the Business Companies, including in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), (ii) the Parent Entities have relied on the in-house legal advisors of Parent and its Affiliates (including, for the avoidance of doubt, the Business Companies) (together with Freshfields, the “Legal Advisors”) to act as their counsel prior to the Closing, including in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), (iii) Freshfields intends to act as legal counsel to the Parent Entities after the Closing, including in connection with any dispute arising under or related to this Agreement and (iv) no Person other than a Parent Entity has the status of a Legal Advisors’ client for conflict of interest or any other purpose as a result thereof. Buyer hereby (A) waives and shall not assert, and shall cause each of its Affiliates (including, after the Closing, the Business Companies) to waive and not assert, any conflict of interest relating to Freshfields’ representation of any Parent Entity after the Closing in any matter involving the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including in any Action and (B) consents to, and shall cause each of its Affiliates (including, after the Closing, the Business Companies) to consent to, any such representation, even though, in each case, (1) the interests of the Parent Entities may be directly adverse to Buyer, the Business Companies or their respective Affiliates, (2) Freshfields may have represented the Business Companies or their respective Affiliates in a substantially related matter and (3) Freshfields may be handling other ongoing matters for Buyer, the Business Companies, their respective Subsidiaries or any of their respective Affiliates.

(b)            Buyer agrees that, after the Closing, none of Buyer, the Business Companies or any of their Affiliates shall have any right to access or control any of the Legal Advisors’ records or communications relating to or affecting the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the transactions contemplated hereby or thereby (such records or communications, the “Attorney-Client Communications”), which shall be the property solely of (and be controlled solely by) Parent. In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Business Companies. Accordingly, Buyer shall not, and shall cause each of its Affiliates (including, after the Closing, the Business Companies) not to, access or use any Attorney-Client Communication remaining in the records of the Business Companies after the Closing in a manner that may be adverse to any Parent Entity. Notwithstanding anything to the contrary herein or otherwise, in the event that a dispute arises between or among Buyer or any of its Affiliates (including any Business Company), on the one hand, and a third party Person other than a Parent Entity, on the other hand, after the Closing, Buyer and its Affiliates (including the Business Companies) may assert the attorney-client privilege or any other evidentiary privilege to prevent disclosure of confidential communications by the Legal Advisors to such third party; provided that Buyer and its Affiliates (including the Business Companies) may not waive such privilege without the prior written consent of Parent.

(c)            Parent and Buyer (on its own behalf and on behalf of their respective Affiliates) agree that, to the extent permitted by Law and subject to the last sentence of Section 5.21(b), respective rights and obligations to maintain, preserve, assert or waive any or all attorney-client and work product privileges (and all other evidentiary privileges and the expectation of client confidence as to all Attorney-Client Communications) with respect to the Business Companies (collectively, “Privileges”) shall be governed by the provisions of this Section 5.21(c). With respect to any matter that Parent has agreed to be responsible for after the Closing Date pursuant to this Agreement or any of the other Transaction Documents, and with respect to all Privileged Information (as defined below) of the Parent Entities (including, until the Closing, the Business Companies) relating to the sale of the Business (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), Parent shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Buyer and its Affiliates (including, after the Closing, the Business Companies) shall take no action without the prior written consent of Parent that would reasonably be likely to result in any waiver of any Privilege that could be asserted by any Parent Entity under applicable Law and this Agreement (in each case, except as provided for in the final sentence of Section 5.21(b)). The rights and obligations created by this Section 5.21(c) shall apply to all confidential information as to which any Parent Entity, on the one hand, or any Business Company, on the other hand, would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (such information, “Privileged Information”). Buyer shall not, and shall cause each of its Affiliates (including, after the Closing, the Business Companies) not to take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under any Privilege, including waiving such protection in any dispute with a Person that is not a Parent Entity. Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Business Companies), that in the event of a dispute involving the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including any Action, between or among Buyer or any of its Affiliates (including any Business Company), on the one hand, and any Parent Entity, on the other hand, after the Closing, no Legal Advisor (for the avoidance of doubt, including any Legal Advisor that becomes employed, directly or indirectly, by Buyer or any of its Affiliates (including any Business Company) in connection with the Sale) shall assist or represent Buyer or any of its Affiliates (including any Business Company) in any capacity in connection with such dispute. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Business Companies), that in the event of a dispute between a Parent Entity, on the one hand, and a Business Company, on the other hand, arising out of or relating to any matter in which the Legal Advisors jointly represented both parties, no Privilege shall protect from disclosure to any Parent Entity any information or document developed or shared during the course of the Legal Advisors’ joint representation of Parent and the Business Companies.

(d)            The Parties agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 5.21. Each Party acknowledges and agrees that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, matters of this Section 5.21, including the opportunity to consult with counsel other than Freshfields. This Section 5.21 is for the benefit of Parent, its Affiliates and Freshfields (including their respective partners and employees), each of which are intended third-party beneficiaries of this Section 5.21.

(e)            From and after the Closing, upon (i) receipt by Parent or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party or (ii) Parent or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand, obtaining knowledge that any current or former employee of the other has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, Parent or Buyer, as the case may be, shall promptly notify in writing the other Party of the existence of the applicable request and shall provide the other a reasonable opportunity to review such request and to assert any rights it may have under this Section 5.21 or otherwise to prevent the production or disclosure of Privileged Information.

Section 5.22          Obligations of Business Companies and Subsidiary Transferors. (a) Prior to the Closing, Parent shall take all action necessary to cause its applicable Subsidiaries (including the Business Companies and the Subsidiary Transferors) to perform any obligations under this Agreement that are stated to apply to the its applicable Subsidiaries (including the Business Companies or the Subsidiary Transferors, as applicable) and (b) from and after the Closing, Buyer shall take all action necessary to cause the Business Companies to perform any obligations under this Agreement that are stated to apply to the Business Companies and Parent shall take all action necessary to cause the its applicable Subsidiaries (including the Subsidiary Transferors) to perform any obligations under this Agreement that are stated to apply to its applicable Subsidiaries (including the Subsidiary Transferors).

Section 5.23           Sonoco Retail IMMEX Certificate. Parent shall and shall cause Sonoco Retail Packaging S. de R.L. de C.V. (“Sonoco Retail”) and Parent’s other applicable Subsidiaries to use commercially reasonable efforts to obtain, as soon as practicable after the date of this Agreement and prior to the Closing, the Maquiladora, Manufacturing and Export Services Industry certificate in respect of the transfer of the Tijuana facility located at Paseo de Cucapah #20301, Parque Industrial El Lago, CP 22550, Tijuana, Baja California, Mexico to Sonoco Retail pursuant to the Tijuana APA; provided that failure to obtain such certificate shall not be deemed a breach for purposes of Section 6.02(b) and, for the avoidance of doubt, the satisfaction of this Section 5.23 is not a condition to the Closing. For purposes of this Section 5.23, “commercially reasonable efforts” in connection with obtaining such certificate will not be deemed to require the expenditure or payment of any funds or the making of any concession by Parent or any of its Affiliates other than its internal out-of-pocket expenses to its advisors in complying with this Section 5.23.

Section 5.24          Third Party Consents. Parent shall, and shall procure that its Subsidiaries (including the Business Companies and the Subsidiary Transferors) shall, use commercially reasonable efforts to obtain as soon as practicable after the date of this Agreement and prior to the Closing, all consents, approvals and waivers required to be obtained from any third party pursuant to the Contracts set forth on Section 5.24 of the Disclosure Schedule in connection with the transactions contemplated hereby. The failure to obtain any such consents, approvals or waivers shall not be considered a breach for the purposes of Section 6.02(b), and for the avoidance of doubt, the satisfaction of this Section 5.24 is not a condition to the Closing. For purposes of this Section 5.24, “commercially reasonable efforts” in connection with pursuing any such consent, approval or waiver will not be deemed to require the expenditure or payment of any funds or the making of any concession by Parent or any of its Affiliates to the counterparty to such Contract.

Section 5.25           Non-Operating Facility. As soon as reasonably practicable following the date of this Agreement, Parent shall, and shall procure that its Subsidiaries (including the Business Companies (prior to Closing) and the Subsidiary Transferors) use commercially reasonable efforts to cause the closing of sale by Sonoco TEQ, LLC of the facility at 500 West Water Street, Fremont, Indiana to occur pursuant to the terms of the Fremont PSA (as defined in the Disclosure Schedules); provided, however, that if the such closing of sale does not occur prior to the Closing or the Fremont PSA is terminated without a closing prior to the Closing, Parent shall use commercially reasonable efforts to transfer or cause to be transferred such facility to a Parent Entity prior to the Closing. The failure of such closing to occur or the termination of the Fremont PSA shall not be considered a breach for the purposes of Section 6.02(b), and for the avoidance of doubt, the satisfaction of this Section 5.25 is not a condition to the Closing.

Section 5.26          Transition Work Plan. As soon as reasonably practicable following the date of this Agreement, Buyer and Parent shall discuss in good faith and use their respective reasonable best efforts to agree upon a preliminary work plan for the transition of operations and cessation of services provided under the Transition Services Agreement (“Transition Work Plan”). This Transition Work Plan shall set forth, among other things mutually agreed, the intended tasks and timelines to transition the services provided under the Transition Services Agreement to Buyer after Closing, and, to the extent mutually agreed, (a) early termination terms for certain applicable services provided under the Transition Services Agreement, and (b) cost ramp-down procedures for such applicable services. To the extent such discussions require further modifications to the form of Transition Services Agreement (including any schedules thereto), the Parties will cooperate in good faith to reflect such modifications in the Transitions Services Agreement prior to the Closing. The failure to agree on the Transition Work Plan shall not be considered a breach for the purposes of Section 6.02(b), and for the avoidance of doubt, the satisfaction of this Section 5.26 is not a condition to the Closing.

Article VI

CONDITIONS TO THE SALE

Section 6.01           Conditions to Obligations of Each Party to Effect the Sale. The respective obligations of each Party hereto to effect the Sale and consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by each Party (where permitted by applicable Law) at or prior to the Closing, of each of the following conditions:

(a)            No Injunction. No Action or Order by any Governmental Entity of competent jurisdiction shall exist, and no Governmental Entity of competent jurisdiction shall have enacted any Law after the date of this Agreement that remains in effect (or would become effective upon the Closing), in each case that that would or has the effect of making the transactions contemplated hereby illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement (any of the foregoing, a “Legal Restraint”).

(b)            Antitrust Laws.

(i)            All applicable waiting periods (or any extension thereof) under the HSR Act shall have expired or been terminated; provided that, for the avoidance of doubt, the receipt of an HSR Reservation Notice by either Party hereto shall not result in a failure of the condition set forth in this Section 6.01(b)(i) to be satisfied.

(ii)           Each waiting period or clearance by a Governmental Entity necessary under the Antitrust Laws set forth on Section 6.01(b) of the Disclosure Schedule relating to the consummation of Sale shall have expired or been received.

Section 6.02           Additional Conditions to Obligations of Buyer. The obligations of Buyer to effect the Sale and consummate the transactions contemplated by this Agreement are also subject to the satisfaction or waiver (where permitted by applicable Law) by Buyer of each of the following additional conditions:

(a)            Representations and Warranties. Each of the (i) representations and warranties of Parent contained in Section 3.11(b) shall be true and correct in all respects, (ii) the Parent Fundamental Representations shall be true and correct in all material respects and (iii) the remaining representations and warranties of Parent contained in Article III shall be true and correct, in each case on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date); provided however that clause (iii) of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct (without giving effect to any limitation indicated hereunder by the words “Business Material Adverse Effect,” “in all material respects,” “material” or “materially”) has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)            Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Officer Certificate. Parent shall have delivered to Buyer a certificate, signed by an officer of Parent in his or her capacity as such on behalf of Parent, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) has been satisfied.

Section 6.03           Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Sale and consummate the transactions contemplated by this Agreement are also subject to the satisfaction or waiver (where permitted by applicable Law) by Parent of each of the following additional conditions:

(a)            Representations and Warranties. Each of the representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects, in each case on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date).

(b)            Agreements and Covenants. Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

(c)            Officer Certificate. Buyer shall have delivered to Parent a certificate, signed by an officer of Buyer in his or her capacity as such on behalf of Buyer, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) has been satisfied.

Section 6.04           Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, including in this Article VI, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party to perform any of its agreements or obligations under this Agreement.

Article VII
TERMINATION

Section 7.01           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written consent of Buyer and Parent;

(b)            by Parent, on the one hand, or Buyer, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before June 18, 2025 (the “Outside Date”); provided however that if, as of the Outside Date, any of the conditions set forth in Section 6.01(a) (solely to the extent such condition has not been satisfied due to any Antitrust Laws or any Action or Order arising under any Antitrust Laws) or Section 6.01(b) shall not have been satisfied or waived, the Outside Date shall be automatically extended until the date that is three months after the original Outside Date, and such date, as so extended, shall be the Outside Date (the “First Extension Date”); provided, further, that if, as of the First Extension Date, any of the conditions set forth in Section 6.01(a) (solely to the extent such condition has not been satisfied due to any Antitrust Laws or any Action or Order arising under any Antitrust Laws) or Section 6.01(b) shall not have been satisfied or waived, the First Extension Date shall be automatically extended until the date that is three months after the First Extension Date (the “Second Extension Date”), and such Second Extension Date shall become the Outside Date; provided further that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any Party if such Party has breached its obligations under this Agreement in any manner that was the principal cause of, or principally resulted in, the failure of the Closing to have occurred on or before the Outside Date;

(c)            by Parent, on the one hand, or Buyer, on the other hand, by written notice to the other, if any Legal Restraint permanently prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any Party if such Party has breached its obligations under this Agreement and such breach has been a principal cause of, or principally resulted in, such Legal Restraint;

(d)            by Buyer (if Buyer is not then in breach of any of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Section 6.03(a) or Section 6.03(b) not to be satisfied), by written notice to Parent, if there has been a violation, breach or inaccuracy of any representation, warranty, covenant or agreement of Parent contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 6.02(a) or Section 6.02(b) not to be satisfied, and such violation, breach or inaccuracy has not been waived by Buyer or cured by Parent prior to the earlier of (x) the Outside Date and (y) 30 Business Days after receipt by Parent of written notice thereof from Buyer or is not capable of being cured prior to the Outside Date; or

(e)            by Parent (if Parent is then not in breach of any of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Section 6.02(a) or Section 6.02(b) not to be satisfied), by written notice to Buyer, if there has been a violation, breach or inaccuracy of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 6.03(a) or Section 6.03(b) not to be satisfied, and such violation, breach or inaccuracy has not been waived by Parent or cured by Buyer prior to the earlier of (x) the Outside Date or (y) 30 Business Days after receipt by Buyer of written notice thereof from Parent or is not capable of being cured prior to the Outside Date.

Section 7.02           Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no Liability on the part of the Buyer Parties or the Parent Parties, in either case, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), in each case whether based on contract, tort, equity or otherwise and whether by or through attempted piercing of the corporate veil, by or through any claim by or on behalf of a Party hereto or another Person or otherwise; provided however that (i) this Section 7.02, Article VIII and Article IX shall remain in full force and effect following such termination and (ii) such termination shall not relieve any Party from Liability for Willful Breach or Fraud. In addition, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms, and nothing in this Section 7.02 shall be construed to discharge or relieve any party to the Confidentiality Agreement of its obligations thereunder.

Article VIII
NO SURVIVAL; RELEASE

Section 8.01           No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract, tort or otherwise or whether at law or in equity) with respect thereto shall terminate at the Closing, except in the case of Fraud. Notwithstanding anything to the contrary in the foregoing, neither this Section 8.01 nor anything else in this Agreement to the contrary shall limit the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms. Nothing in this Section 8.01 shall limit or prohibit the rights of Buyer to pursue recoveries under any R&W Policy. Except in the case of Fraud and subject to the second sentence of this Section 8.01, each Party, on its own behalf and on behalf of the Buyer Indemnified Parties and Parent Indemnified Parties, acknowledges and agrees that no Indemnifying Party shall have any Liability for any Losses incurred by any Indemnified Party for any inaccuracy in or breach of such Indemnifying Party’s representations or warranties contained in this Agreement or any covenants or agreements in this Agreement which by their terms are required to be performed or complied with in whole or in part at or prior to the Closing.

Section 8.02           Indemnification.

(a)            Subject to the provisions of this Article VIII, effective as of and contingent upon the occurrence of the Closing, Parent shall indemnify, defend and hold harmless Buyer and its Affiliates and each of their respective Representatives (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses relating to, arising out of or in connection with any (i) Excluded Liability or (ii) Excluded Asset.

(b)            Subject to the provisions of this Article VIII, effective as of and contingent upon the occurrence of the Closing, Buyer shall, and shall cause the Business Companies to, indemnify, defend and hold harmless Parent and its Affiliates and each of their respective Representatives (collectively, the “Parent Indemnified Parties”), from and against any and all Losses relating to, arising out of or in connection with (i) any (A) Assumed Liability or (B) Transferred Asset and (ii) Buyer’s obligation to indemnify pursuant to Section 2.12(a), Section 5.05(b), Section 5.06(f), Section 5.06(h), Section 5.06(m), Section 5.06(r), Section 5.15(b) and Section 8.02(b) (any such Liabilities, “Buyer Indemnified Liabilities”).

(c)            The right to bring a claim for indemnification pursuant to Section 8.02 for any matter entitled to indemnification thereunder shall continue until and shall terminate when the applicable statute of limitations for such matter expires; provided that, in each case, any claim asserted prior to the expiration of the applicable statute of limitations shall survive until such claim is fully and finally resolved in accordance with the terms of this Agreement.

Section 8.03           Indemnification Procedures.

(a)            In order for a Buyer Indemnified Party or a Parent Indemnified Party (any of them, an “Indemnified Party”) to duly make a valid claim under Section 8.02(a) or Section 8.02(b), the Indemnified Party shall promptly provide written notice to Parent (for claims made by Buyer Indemnified Parties) or to Buyer (for claims made by Parent Indemnified Parties) (the recipient of such notice, the “Indemnifying Party”) of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim, a “Third-Party Claim”); provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except if the Indemnifying Party is actually and materially prejudiced by such failure. Any such notice shall set forth a description in reasonable detail of the occurrence(s) specified in Section 8.02(a) or Section 8.02(b) which the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrences, the estimated amount of Losses actually incurred or suffered as the result thereof (to the extent then ascertainable), and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto. The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in such notice and shall keep the Indemnifying Party reasonably and promptly informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith.

(b)            Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 8.02(a) or Section 8.02(b), subject to Section 8.03(c) below, the Indemnifying Party, at the Indemnifying Party’s option and expense, shall be entitled by notice to the Indemnified Party within 30 days of the Indemnifying Party’s receipt of notice of such Third-Party Claim, to assume the complete defense of such Third-Party Claim with full authority to conduct such defense, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, and to settle or otherwise dispose of the same and the Indemnified Party will reasonably cooperate in such defense; provided the Indemnifying Party will not, in defense of such Third-Party Claim, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any Order or enter into any settlement or compromise of such Third-Party Claim (i) which provides for any relief other than (A) the payment of monetary damages for which Indemnifying Party is obligated to indemnify Indemnified Party hereunder for the full amount of such damages and (B) injunctive or other equitable relief against the Indemnified Party that is merely incidental to monetary damages as the primary relief, (ii) which does not include a complete and unconditional release from all liabilities by all relevant parties to such Third-Party Claim and/or (iii) which includes any finding or admission of violation of Law, wrongdoing or misconduct by any Indemnified Party.

(c)            Notwithstanding anything in Section 8.03(b) to the contrary, the Indemnifying Party shall not be permitted to assume the defense of any Third-Party Claim if (i) such Third-Party Claim involves criminal enforcement Action or (ii) the claim seeks injunctive or other equitable relief that, if granted, would materially and adversely affect the Business (in the case of indemnification pursuant to Section 8.02(a)) or the Parent Entities or their respective businesses (in the case of indemnification pursuant to Section 8.02(b)).

(d)            If the Indemnifying Party has assumed the defense of such Third-Party Claim in accordance with Section 8.03(b), (i) the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party and (ii) the Indemnifying Party will afford the Indemnified Party an opportunity to participate in (but not control) such defense through counsel chosen by the Indemnified Party, the fees, costs and expenses of which counsel shall be paid by such Indemnified Party; provided however that the Indemnified Party shall have the right to employ one separate co-counsel, plus one firm of local counsel in each jurisdiction in which any such Third-Party Claim is taking place, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if, based on advice from counsel, there exists any actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third-Party Claim.

(e)            If the Indemnifying Party has elected not to assume, or is not entitled to assume, the defense of any Third-Party Claim in accordance with Section 8.03(b), the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense of such Third-Party Claim, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any such Third-Party Claim. Notwithstanding anything herein to the contrary, the Indemnified Party will not, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any Order or enter into any settlement or compromise of such Third-Party Claim.

(f)            In any event, the Indemnified Party and the Indemnifying Party and their respective counsel shall cooperate in the defense of any Third-Party Claim subject to this Article VIII, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim, and keep each other informed of all significant developments relating to any such Third-Party Claim, and provide copies of all relevant correspondence and documentation relating thereto; provided however that either Party may restrict the provision of such any information to the extent that (i) applicable Law requires such Party to restrict or prohibit the provision of such information (provided that such Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law), (ii) providing such information would breach any obligation of confidentiality to which a Party may be subject (provided that such Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure and, until able to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement) or (iii) providing such information would reasonably be expected to jeopardize or result in the loss or waiver of the attorney-client or other applicable privilege or protection (provided that such Party shall use its reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not jeopardize or result in the loss of such privilege or protection).

(g)            Any action to be taken under this Section 8.03 by a Buyer Indemnified Party, or notice to be given to or received by a Buyer Indemnified Party under this Section 8.03, may be taken by (or given to or received by, as applicable) Buyer on its behalf, and Buyer shall have the right to enforce this Section 8.03 on behalf of any Buyer Indemnified Party. Any action to be taken under this Section 8.03 by a Parent Indemnified Party, or notice to be given to or received by a Parent Indemnified Party under this Section 8.03, may be taken by (or given to or received by, as applicable) Parent on its behalf, and Parent shall have the right to enforce this Section 8.03 on behalf of any Parent Indemnified Party.

Section 8.04           Certain Indemnification Parameters.

(a)            Limitation on Liability. Losses shall be calculated net of any amounts actually recovered under insurance policies, including the R&W Policy, or from third parties (in each case, calculated net of reasonable expenses incurred in procuring such recovery and any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party solely as a result of the claim related to such Loss). Notwithstanding anything to the contrary contained in this Agreement, following the Closing, (i) neither Party shall be liable to the other Party or its Affiliates, whether in contract, tort or otherwise and whether at law or in equity for, and Losses shall not include, (A) any exemplary or punitive damages, except to the extent actually awarded against an Indemnified Party in connection with a Third-Party Claim, (B) any consequential damages or lost profits except to the extent reasonably foreseeable and (C) any damages calculated based on a multiple of earnings or any other financial metric and (ii) no Indemnified Party shall be entitled to any indemnification hereunder (A) to the extent that such indemnification would constitute a duplicative payment for the same Losses under this Article VIII or (B) for any amounts that have been taken into account in the calculation of the Final Purchase Price, as finally determined in accordance with Section 2.09. Each Indemnified Party shall, and shall cause its respective Representatives to, use commercially reasonable efforts to mitigate its Losses that are indemnifiable under this Article VIII.

(b)            Tax Treatment of Indemnification. Any payment made pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price for Income Tax purposes, except as otherwise required by applicable Law.

Section 8.05           Mutual Release.

(a)            Effective as of the Closing, Parent agrees, on behalf of itself and each of its current and future Affiliates, and each of its and their respective past, present and/or future officers, directors, agents, general or limited partners, principals, managers, members, advisors, stockholders, equity holders, controlling Persons or other Representatives, or any heir, executor, administrator, successor or permitted assign of any of the foregoing (collectively, the “Parent Releasors”), that none of Buyer or its Non-Recourse Parties (including, from and after the Closing, the Business Companies) (collectively, the “Buyer Released Parties”) shall have any Liability or responsibility whatsoever (including any personal Liability) for, and Parent, on behalf of itself and each of the other Parent Releasors, hereby unconditionally releases and discharges, effective as of the Closing, the Buyer Released Parties from, any and all Actions, Liabilities or causes of action of any kind or nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated that any Parent Releasor or any Person claiming through or under a Parent Releasor ever had or now has or hereafter can, shall or may have arising out of or relating to any Business Company, the Transferred Assets, the Assumed Liabilities or the Business at or prior to the Closing Date. Each Parent Releasor (i) is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the release provided for in this Section 8.05(a); provided however, it is the intention of each Parent Releasor that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 8.05(a) and (ii) has been informed of, and that it is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Notwithstanding anything to the contrary in the foregoing, this Section 8.05(a) shall not apply (A) if such Parent Releasor is an employee of any Business Company, claims in respect of compensation or benefits, (B) to any rights, claims or remedies with respect to exculpation, indemnification, contribution, advancement of expenses or reimbursement against or from the Business Companies by reason of the fact that any Parent Releasor is or was an equity holder, director, manager, officer, employee or other agent of any Business Company pursuant to (i) any Organizational Document, (ii) any Indemnity Agreement or (iii) any directors’ and officers’, fiduciary, employment practices and/or similar insurance policies, (C) in the case of Fraud by Buyer, or (D) to the obligations of the Parties under the this Agreement, the other Transaction Documents or any Affiliate Contract that survives the Closing in accordance with the terms hereof and to which Buyer or a Business Company is a party after the Closing.

(b)            Effective as of the Closing, Buyer agrees, on behalf of itself and each of its current and future Affiliates (including, from and after the Closing, the Business Companies), and each of its and their respective past, present and/or future officers, directors, agents, general or limited partners, principals, managers, members, advisors, stockholders, equity holders, controlling Persons or other Representatives, or any heir, executor, administrator, successor or permitted assign of any of the foregoing (collectively, the “Buyer Releasors”), that none of the Parent Entities or their Non-Recourse Parties (collectively, the “Parent Released Parties”) shall have any Liability or responsibility whatsoever (including any personal Liability) for, and Buyer, on behalf of itself and each of the other Buyer Releasors, hereby unconditionally releases and discharges, effective as of the Closing, the Parent Released Parties from, any and all Actions, Liabilities or causes of action of any kind or nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated that any Buyer Releasor or any Person claiming through or under a Buyer Releasor ever had or now has or hereafter can, shall or may have arising out of or relating to any Business Company, the Transferred Assets, the Assumed Liabilities or the Business. Notwithstanding anything contrary to the foregoing, the Buyer Releasors shall not be deemed to have released any claim, defense, fact or circumstance, which Buyer reasonably determines after the Closing is necessary to defend against or to prosecute any Action brought by or against, as applicable, any director, officer, employee, contractor, or agent relating to the work such individual performed for any Business Company or the Business prior to the Closing. Each Buyer Releasor (i) is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the release provided for in this Section 8.05(b); provided however, it is the intention of each Buyer Releasor that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 8.05(b) and (ii) has been informed of, and that it is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Notwithstanding anything to the contrary in the foregoing, this Section 8.05(b) shall not apply (A) in the case of Fraud by or on behalf of Parent or (B) to the obligations of the Parties under the this Agreement, the other Transaction Documents or any Affiliate Contract that survives the Closing in accordance with the terms hereof and to which a Parent Entity is a party after the Closing.

Article IX
GENERAL PROVISIONS

Section 9.01           Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

Section 9.02           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered, if delivered in person, (b) upon receipt of proof of delivery, if delivered by a nationally recognized overnight courier service or (c) when sent, if sent by electronic mail (provided that a “bounceback” or notice of non-receipt by return electronic mail from the recipient is not received) to the following mailing or email addresses, in each case, unless a different deadline for the delivery of notices is specified in this Agreement, if delivered personally or sent by electronic mail (or in the case of clause (b), if proof of delivery is received) prior to 5 p.m. on a Business Day, and if delivered personally or sent by electronic mail (or in the case of clause (b), if proof of delivery is received) after 5 p.m. on a Business Day or on a day that is not a Business Day, then on the following Business Day (in each case, local time of the recipient), as the case may be:

If to Parent:

Sonoco Products Company
1 N. Second Street
Hartsville, South Carolina 29550
Attention:	John Florence
Email:	contract_notices@sonoco.com

With a copy to (which shall not constitute notice):

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, New York 10007
Attention:	Damien Zoubek
Zheng (Jonathan) Zhou
Lisa Cammer
E-mail:	damien.zoubek@freshfields.com
zheng.zhou@freshfields.com
lisa.cammer@freshfields.com

If to Buyer:
TOPPAN Inc.
Living & Industry Division, Global Packaging Subdivision
1-5-1, Taito, Taito-ku
Tokyo, 110-8560, Japan
Attention:	Ryosuke Koike
E-mail:	contract_notices@pkg.toppan.com

With a copy to (which shall not constitute notice):

Morrison & Foerster LLP
Shin-Marunouchi Building, 1-5-1, Marunouchi
Chiyoda-ku, Tokyo 100-6529 Japan
Attention:	Jeremy White
May Sakai
E-mail:	jeremy.white@mofo.com
msakai@mofo.com

Any of such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 9.02.

Section 9.03           Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.04           Waiver. At any time prior to the Closing, the Parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.05           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06           Entire Agreement. This Agreement (together with the Annexes, Exhibits, Disclosure Schedule, the Confidentiality Agreement, the Transaction Documents and the other documents delivered pursuant hereto) constitutes the entire agreement of the Parties hereto and supersedes all prior agreements and undertakings, both written and oral, among the Parties hereto, or any of them, with respect to the subject matter hereof.

Section 9.07           Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties hereto; provided that (a) Parent may assign its right to receive some or all of the Estimated Purchase Price or any amount that may be payable to Parent pursuant to Section 2.09 to any Affiliate of Parent and (b) Buyer may assign its rights (including the right to purchase or acquire any of the Shares) and obligations under this Agreement to one or more of its Affiliates (provided that (i) no such assignment shall relieve Buyer of any of its obligations under this Agreement and (ii) no such assignment shall result in any adverse Tax consequences to any Parent Entity). Any assignment or transfer in violation of the preceding sentence shall be void.

Section 9.08           Parties in Interest. Except for: (a) Section 5.05, which shall also be for the benefit of each D&O Indemnified Party, his or her heirs, executors or administrators and his or her Representatives, (b) Section 5.21, which shall also be for the benefit of Freshfields, (c) Article VIII, which shall also be for the benefit of the Buyer Indemnified Parties, (d) Section 8.05(a), which shall also be for the benefit of the Buyer Released Parties, (e) Section 8.05(b), which shall also be for the benefit of the Parent Released Parties and (f) Section 9.15, which shall also be for the benefit of the Non-Recourse Parties, each of which is hereby intended to be an express third-party beneficiary thereof, the Parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties hereto further agree that the rights of third-party beneficiaries under Section 5.05, Section 5.21 and Section 8.05 shall not arise unless and until the Closing occurs.

Section 9.09           Mutual Drafting; Interpretation; Headings; Disclosure Schedule.

(a)            Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references herein to a specific Section, Subsection, Recital, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Annexes or Exhibits of this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this Section 9.09(a) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” For purposes of determining the applicability of any provision of Section 3.21(a) to any Contract containing payment terms denominated in, or otherwise involving payment or other consideration in any currency other than U.S. dollars, the relevant amount of such other currency shall be converted into U.S. dollars based on the exchange rate applicable to such other currency as published by the Wall Street Journal as of the Business Day immediately prior to the date hereof. For purposes of determining the applicability of, or compliance with, any provision of Article V which contains an amount expressed in U.S. dollars with respect to any matter involving any currency other than U.S. dollars, the relevant amount of such other currency shall be converted into U.S. dollars based on the exchange rate applicable to such other currency as published by the Wall Street Journal on the relevant date of determination. All accounting terms not specifically defined herein shall be construed in accordance with the Accounting Rules. The term “or” shall not be deemed to be exclusive and shall have the meaning commonly ascribed to the term “and/or”, and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation, in each case, unless the context otherwise requires. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any reference to “days” shall mean calendar days unless Business Days are expressly specified. Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 11:59 p.m. local time in New York City on the last day of such time period. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean “if”. Any Contract or instrument defined or referred to herein means such Contract or instrument as from time to time amended, modified or supplemented, whether or not so specified. References herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time, and references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder. Any reference in this Agreement to “writing” or comparable expressions includes a reference to email or comparable means of communication. All documents and agreements relating to the Business, the Business Companies or the Transferred Assets that have been posted to the Data Room shall be deemed to have been “delivered”, “provided” or “made available” (or any phrase of similar import) to Buyer by Parent. When a representation is made that Parent “delivered”, “provided” or “made available” (or any phrase of similar import) any documents or information to Buyer, with respect to competitively or commercially sensitive information or documents or information that are privileged or protected under the work-product doctrine, such representation will be deemed accurate if such information or documents have been furnished only via a “clean team” or on an outside counsel only basis, as applicable. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)            The Parties agree that the disclosure set forth in any particular section or subsection of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (x) the representations and warranties of Parent that are set forth in the corresponding Section or subsection of Article III or Article V of this Agreement; and (y) any other representations and warranties of Parent that are set forth in Article III of this Agreement, but in the case of this clause (y) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent from the content and context of such disclosure. The fact that any item of information is disclosed in any Section of the Disclosure Schedule: (i) will not be construed to mean that such information is required to be disclosed by this Agreement; (ii) will not be construed as or constitute an admission of, evidence of or an agreement that a violation, right of termination, default, non-compliance, loss or other obligation of any kind exists with respect to any item; (iii) does not imply that such matter is material for the purpose of this Agreement, gives rise to a Business Material Adverse Effect or is outside the ordinary course of business; (iv) will not be deemed or interpreted to broaden the respective Parties’ representations and warranties, obligations, covenants, conditions or agreements contained in this Agreement; and (v) is not intended to, and shall not be deemed to, waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed. The items in the Disclosure Schedule are intended only to allocate rights and risks among the Parties, and none of them is intended to be or shall be understood as an admission against interest, give rise to any inference or proof of accuracy, be admissible against any Party or give rise to any claim or benefit, in each case for the benefit of any Person who is neither a Party nor an express third-party beneficiary of this Agreement. Neither such information nor any of the dollar thresholds set forth in this Agreement shall be used as a basis for interpreting “material” or other similar terms in this Agreement. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or any other item, is or is not material.

Section 9.10           Governing Law. This Agreement, and any dispute arising from or relating to the interpretation, construction, validity, enforcement or enforceability of this Agreement, or any of the transactions contemplated by this Agreement, including all Actions (whether in contract or in tort, at law or in equity or granted by statute) shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any principle of conflicts of Law that would require the application of the Laws of any other jurisdiction.

Section 9.11           Venue. Each Party irrevocably agrees that any legal Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (whether in contract, tort or otherwise and whether at law or in equity) brought by any Party shall be brought and determined in the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, any state or federal court within the State of Delaware and any appellate courts therefrom, and each of the Parties hereto hereby irrevocably (a) consents to the service of summons and complaint in any other process (whether inside or outside the territorial jurisdiction of the aforesaid courts), which service of summons shall be effective if notice is given in accordance with Section 9.02 and (b) submits to the exclusive jurisdiction of the aforesaid courts, in each case with respect to clauses (a) and (b), for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Parties hereto agrees not to commence any Action relating thereto except in the courts described above in the State of Delaware, other than Actions in any court of competent jurisdiction to enforce any Order rendered by any such court in the State of Delaware as described herein. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement or the transactions contemplated hereby, any claim (i) that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, and any such process may be served by any permitted means of notice under Section 9.02 (other than email), (ii) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, that (A) the Action in such courts is brought in an inconvenient forum, (B) the venue of such Action is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.12           Waiver of Jury Trial and Certain Damages. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13           Counterparts. This Agreement may be executed in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format, DocuSign or other generally available graphical format shall be sufficient to bind the Parties hereto to the terms and conditions of this Agreement.

Section 9.14           Specific Performance.

(a)            Each Party hereto agrees that (i) irreparable damage would occur to a Party if any provision of this Agreement were breached or not performed by the other Party in accordance with the terms hereof and (ii) money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. It is accordingly agreed that each Party hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy, at law or in equity, to which it is entitled. Without limiting the foregoing, the Parties hereby further acknowledge and agree that, prior to the Closing, Parent shall be entitled to specific performance to enforce the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Buyer under, this Agreement (including the provisions of Section 5.03), and to cause Buyer to consummate the Closing and to make the payments contemplated by this Agreement (including as specified in Section 2.08), in addition to any other remedy to which Parent is entitled at law or in equity, including Parent’s right to terminate this Agreement pursuant to Article VII and, subject to Article VII, seek money damages (including damages based on loss of the economic benefits of the transactions contemplated by this Agreement).

(b)            Each Party further agrees that (i) no such Party shall oppose (and each Party hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other Party has an adequate remedy at law or that an award of specific performance, or other equitable remedy, is not an appropriate remedy for any reason at law, equity or otherwise and (ii) no Party seeking an injunction or injunctions to prevent breaches of this Agreement, or to enforce specifically any term or provision of this Agreement when available pursuant to the terms of this Agreement, shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. For the avoidance of doubt, in no event shall the exercise of the prevailing Party’s right to specific performance pursuant to this Section 9.14 reduce, restrict or otherwise limit the prevailing Party’s rights to terminate this Agreement pursuant to Article VII or pursue all applicable remedies.

Section 9.15           Limitation on Recourse. Notwithstanding anything to the contrary, expressed or implied, in this Agreement, (a) no Person other than the Parties shall have any obligation or Liability under this Agreement and (b) this Agreement may only be enforced against, and all claims or causes of action (whether in contract, in tort, at law, in equity or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, termination, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties hereto (but only to the extent of the specific obligations of such Parties set forth herein) and (c) no Person who is not a named Party to this Agreement, including any past, present or future officer, director, employee, agent, general or limited partner, manager, management company, member, stockholder, equity holder, attorney, advisor, lender, controlling person, Representative or Affiliate, or any heir, executor, administrator, successor or assign of any of the foregoing, of any named Party to this Agreement (“Non-Recourse Parties”), shall have any Liability (whether in contract or in tort, at law or in equity, or based upon any theory that seeks to impose Liability of an entity Party against its owners or Affiliates) for any Liability based on, in respect of, by reason of, arising under, out of, in connection with, or related in any manner to this Agreement. The provisions of this Section 9.15 are intended to be for the benefit of, and enforceable by the Non-Recourse Parties and each such Person shall be an express third-party beneficiary of this Section 9.15.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PARENT:

SONOCO PRODUCTS COMPANY

By:	/s/ John Florence
Name: John Florence
Title: General Counsel, Secretary and Vice President

BUYER:

TOPPAN HOLDINGS INC.

By:	/s/ Hideharu Maro
Name: Hideharu Maro
Title: Representative Director President & CEO